Notice of the
2025
Annual General Meeting and Proxy Statement





ULTRA CLEAN HOLDINGS, INC.
26462 Corporate Avenue
Hayward, CA 94545

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS OF ULTRA CLEAN HOLDINGS, INC.

Purposes:

- Elect our directors
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2025
- Hold an advisory vote on executive compensation
- Conduct other business that may properly come before the annual meeting or any adjournment or postponement thereof

Adjournments or Postponements

In the event of an adjournment, postponement or emergency that may change the annual meeting's time, date or location, we will make an announcement, issue a press release or post information at www.uct.com/investors to notify stockholders, as appropriate. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholder Meeting To Be Held On May 21, 2025: This Proxy Statement, along with our 2024 Annual Report to Stockholders, is available on the following website: http://materials.proxyvote.com.

Sincerely,

/s/ Clarence L. Granger
Clarence L. Granger
Chief Executive Officer
April 28, 2025



Date:

May 21, 2025
Time: 12:30 p.m. Pacific Time

Virtual Meeting:

www.virtualshareholdermeeting.com/UCTT2025

The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the Annual Meeting physically. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/UCTT2025, you must enter the control number found on your proxy card, voting instruction form or notice.

Who Can Vote:

March 26, 2025 is the record date for voting. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof.

All stockholders are cordially invited to attend the meeting. At the meeting, you will hear a report on our business and have a chance to meet some of our directors and executive officers.



VOTE ONLINE

VOTE BY PHONE





VOTE BY MAIL
Sign, date and return your proxy card in the postage-paid envelope.



VOTE DURING THE MEETING
Whether you expect to attend the meeting or not, please vote electronically via the Internet or by telephone or by completing, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope. You may change your vote and revoke your proxy at any time before the polls close at the meeting by following the procedures described in the accompanying proxy statement.

ULTRA CLEAN HOLDINGS, INC.

2025 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS



ULTRA CLEAN HOLDINGS, INC.
26462 Corporate Avenue
Hayward, CA 94545

PROXY STATEMENT FOR 2025 ANNUAL MEETING OF STOCKHOLDERS

May 21, 2025

Information Concerning Solicitation and Voting

Your vote is very important. For this reason, our Board of Directors is requesting that you permit your shares of common stock to be represented at our 2025 Annual Meeting of Stockholders by the proxies named on the enclosed proxy card. This proxy statement contains important information for you to consider in deciding how to vote on the matters brought before the meeting. The date of this proxy statement is April 28, 2025. The proxy statement and form of proxy are first being mailed to our stockholders on or about April 28, 2025.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholder Meeting To Be Held On May 21, 2025: This Proxy Statement, along with our 2024 Annual Report to Stockholders, is available on the following website: http://materials.proxyvote.com.

General Information

Ultra Clean Holdings, Inc., referred to in this proxy statement as "Ultra Clean," "UCT," the "Company" or "we," is soliciting the enclosed proxy for use at our Annual Meeting of Stockholders to be held on May 21, 2025 at 12:30 p.m., Pacific Time or at any adjournment thereof for the purposes set forth in this proxy statement. Our annual meeting will be a virtual meeting of stockholders, which will be conducted via a live audio webcast. You will be able to attend the Annual Meeting, submit your questions and vote online during the meeting by visiting www.virtualshareholdermeeting.com/UCTT2025.

In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time, date or location, we will make an announcement, issue a press release or post information at www.uct.com/investors to notify stockholders, as appropriate. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Who May Attend and Vote at Our Annual Meeting

All holders of our common stock, as reflected in our records at the close of business on March 26, 2025, the record date for voting, may attend and vote at the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/UCTT2025, you must enter the control number found on your proxy card, voting instruction form or notice you previously received.

Each share of common stock that you owned on the record date entitles you to one vote on each matter properly brought before the meeting. As of the record date, there were issued and outstanding 45,144,322 shares of our common stock, $0.001 par value.

Holding Shares as a "Beneficial Owner" (or in "Street Name")

Most stockholders are considered the "beneficial owners" of their shares, that is, they hold their shares through a broker, bank or nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in "street name."

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares. If you are a stockholder of record, we are sending paper copies of the proxy materials directly to you. As our stockholder of record, you have the right to grant your voting proxy directly to us by signing and mailing the enclosed proxy card or by voting on the Internet or telephone or at the annual meeting.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or nominee, you are considered the beneficial owner of shares held in street name, and the proxy statement is being forwarded to you by or on behalf of your broker, bank or nominee (who is considered the stockholder of record with respect to those shares). As the beneficial owner, you have the right to direct your broker, bank, or nominee how to vote by following the instructions you receive from your broker, bank or nominee. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares at the annual meeting unless you request, complete and deliver a proxy from your broker, bank or nominee.

How to Vote

You may vote in person at the virtual meeting or by proxy.

Voting by Proxy. If you are a stockholder of record, you may vote by proxy over the Internet, by telephone or by mail if you complete and return the enclosed proxy card by following the instructions on the proxy card. If your shares are held in street name, you have the right to direct your broker, bank or nominee how to vote by following the instructions you receive from your broker, bank or nominee. The shares voted electronically, telephonically or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting. We recommend that you vote by proxy even if you plan to attend the meeting. You may change your vote at the meeting even if you have previously submitted a proxy.

Voting at the Annual Meeting. The method or timing of your vote will not limit your right to vote at the annual meeting. However, if your shares are held in the name of a bank, broker or other nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the annual meeting. You should allow yourself enough time prior to the annual meeting to obtain this proxy from the holder of record.

How Proxies Work

This proxy statement is furnished in connection with the solicitation of proxies by us for use at the annual meeting and at any adjournment of that meeting. If you give us your proxy, you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You may also vote for or against the other proposals, or you may abstain from voting.

If you give us your proxy but do not specify how your shares shall be voted on a particular matter, your shares will be voted:

- FOR the election of each of the named nominees for director;

- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm;

- FOR the approval of the compensation of our named executive officers; and

- with respect to any other matter that may come before the annual meeting, as recommended by our Board of Directors or otherwise in the proxies' discretion.

Changing or Revoking Your Vote

You have the right to revoke your previously submitted proxy at any time before your proxy is exercised at the annual meeting.

If you are the stockholder of record, you may revoke your proxy by resubmitting your vote on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the annual meeting will be counted), by signing and returning a new proxy card with a later date, by attending and voting at the annual meeting or by giving written notice to our Secretary that you wish to revoke your previously submitted proxy.

If you hold shares beneficially in street name, you may revoke your proxy by submitting new voting instructions to your broker, bank or nominee by following the instructions they provide you or, if you have obtained a legal proxy from your broker, bank or nominee giving you the right to vote your shares, by attending and voting at the annual meeting.

Note that for both stockholders of record and beneficial owners, attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the annual meeting.

Important Notice Regarding Delivery of Stockholder Documents

Only one proxy statement, annual report and set of accompanying materials, if applicable, are being delivered by us to multiple stockholders sharing an address, who have consented to receiving one set of such materials, until we receive contrary instructions from any such stockholders. We will deliver, promptly upon written or oral request, a separate copy of such materials to a stockholder at a shared address to which a single copy of such materials was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and accompanying materials now or in the future, or stockholders sharing an address who are receiving multiple copies of the proxy statement and accompanying materials and wish to receive a single copy of such materials, should submit a request to Broadridge, c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or call 800-542-1061.

Votes Needed to Hold the Meeting and Approve Proposals

In order to carry on the business of the annual meeting, the holders of a majority of the outstanding capital stock of the Company entitled to vote at a meeting of stockholders must be represented at the meeting, either in person or by proxy. Abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum. Broker non-votes occur when shares held by a broker on behalf of a beneficial owner are not voted with respect to a particular proposal, which generally occurs when the broker has not received voting instructions from the beneficial owner and lacks the discretionary authority to vote the shares itself.

Election of Directors. Our Amended and Restated Bylaws provide that a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested director elections (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee). Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal. If an incumbent director nominee fails to receive a majority of the votes cast in an uncontested election, the director shall immediately tender his or her resignation to the Board. The Nominating, Environmental, Social and Corporate Governance Committee of the Board, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation within 90 days following certification of the election results. If the Board accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board may fill the resulting vacancy or may decrease the size of the Board.

Brokers do not have discretionary authority to vote shares without instructions from beneficial owners in the election of directors. Therefore, beneficial owners who are not stockholders of record and who want their votes to be counted in the election of directors must give voting instructions to their bank, broker or nominee before the date of the annual meeting.

Ratification of the appointment of our independent registered public accounting firm. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be required to ratify the appointment of our independent registered public accounting firm for the current fiscal year. We believe that the ratification of our independent registered public accounting firm is a routine proposal for which brokers may vote shares held on behalf of beneficial owners who have not given voting instructions with respect to that proposal. Accordingly, we do not anticipate any broker non-votes for this proposal, and abstentions will have the same effect as negative votes for this proposal.

Advisory vote on the compensation of our named executive officers. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the proposal will be sufficient to approve, by an advisory, non-binding vote, the compensation of our named executive officers for fiscal 2024. The advisory vote on the compensation of our named executive officers, while held annually, is not considered a routine proposal; therefore, brokers lack the discretionary authority to vote shares without instructions from beneficial owners for this proposal. Abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

Approval of any other matter properly submitted to the stockholders at the annual meeting generally will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on that matter.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information as of March 1, 2025 regarding the beneficial ownership (as defined by Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of our common stock by:

- each person or group known by us to own beneficially more than five percent of our common stock;

- each of our directors, director nominees and named executive officers individually; and

- all directors and executive officers as a group.

In accordance with applicable rules of the Securities and Exchange Commission (the "SEC"), beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable, and shares subject to restricted stock units that vest and are delivered, within 60 days of March 1, 2025. Shares issuable pursuant to the exercise of stock options, and restricted stock units that vest, in the 60 days following March 1, 2025, are deemed outstanding for the purpose of computing the ownership percentage of the person holding such options, or shares subject to restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person. The percentage of beneficial ownership for the following table is based on 45,144,322 shares of common stock outstanding as of March 1, 2025.

The address of each of the named individuals in the table below is c/o Ultra Clean Holdings, Inc., 26462 Corporate Avenue, Hayward, CA 94545 unless otherwise indicated below. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED	
	NUMBER	PERCENT
Greater than 5% Stockholders		
BlackRock, Inc.[1]	7,201,258	16.0%
50 Hudson Yards		
New York, NY 10001		
The Vanguard Group[2]	4,580,193	10.1%
100 Vanguard Boulevard		
Malvern, PA 19355		
Dimensional Fund Advisors L.P.[3]	2,262,519	5.0%
6300 Bee Cave Road		
Austin, TX 78746		
Shapiro Capital Management LLC[4]	2,746,282	6.1%
3060 Peachtree Rd NW, Suite 1555		
Atlanta, GA 30305		
Named Executive Officers, Directors and Director Nominees		
James P. Scholhamer[5]	317,616	*
Sheri L. Savage[6]	49,700	*
Harjinder Bajwa[7]	27,500	*
Christopher S. Cook[8]	18,533	*
Jeffrey L. McKibben[9]	17,859	*
Clarence L. Granger[10]	95,781	*
Thomas T. Edman[10]	37,843	*
David T. ibnAle[10]	60,543	*
Emily M. Liggett[10]	35,577	*
Ernest E. Maddock[10]	38,043	*
Barbara V. Scherer[10]	53,543	*
Jacqueline A. Seto[10]	20,752	*
Joanne Solomon[11]	1,310	*
All Executive Officers and Directors as a Group (17 persons)[12]	865,780	1.9%

* Less than 1%.

(1) Based on a Schedule 13G filed on January 22, 2024 with the SEC for the period ended December 29, 2023.

(2) Based on a Schedule 13G filed with the SEC on November 13, 2024 for the period ended July 31, 2024.

(3) Based on a Schedule 13G filed with the SEC on April 15, 2025 for the period ended March 31, 2025.

(4) Based on a Schedule 13G filed with the SEC on February 14, 2025 for the period ended December 31, 2024.

(5) Mr. Scholhamer resigned, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors.

(6)   Includes (i) 16,629 performance restricted stock units that were scheduled to vest on March 31, 2025 based on achievement scores against applicable performance metrics; (ii) 2,053 restricted stock units that were scheduled to vest on March 25, 2025; (iii) 5,543 restricted stock units that were scheduled to vest on April 29, 2025; and (iv) 13,020 restricted stock units that were scheduled to vest on April 30, 2025.

(7)   No restricted stock units are scheduled to vest.

(8)   Includes (i) 7,127 restricted stock units that were scheduled to vest on April 29, 2025; and (ii) 11,406 restricted stock units that were scheduled to vest on April 30, 2025.

(9)   Includes (i) 8,314 performance restricted stock units that were scheduled to vest on March 31, 2025 based on achievement scores against applicable performance metrics; (ii) 2,772 restricted stock units that were scheduled to vest on April 29, 2025; and (iii) 6,318 restricted stock units that were scheduled to vest on April 30, 2025.

(10) Includes 3,647 restricted stock awards that vest on the earlier of the day before the 2025 Annual Meeting of Stockholders and May 22, 2025.

(11) Includes 1,310 restricted stock awards that vest on the date of the 2025 Annual Meeting of Stockholders.

(12) Consists of shares beneficially owned by our current executive officers and directors as of March 1, 2025, which include (i) 32,246 performance restricted stock units that were scheduled to vest on March 31, 2025 based on achievement scores against applicable performance metrics; (ii) 2,395 restricted stock units that were scheduled to vest on March 25, 2025; (iii) 23,261 restricted stock units that were scheduled to vest on April 29, 2025; (iv) 59,648 restricted stock units that were scheduled to vest on April 30, 2025; (v) 25,529 restricted stock awards that were scheduled to vest on the earlier of the day before the 2025 Annual Meeting of Stockholders and May 22, 2025; and (vi) 1,310 restricted stock awards that vest on the date of the 2025 Annual Meeting of Stockholders.

At the close of business on March 26, 2025, the record date, we had 45,144,322 shares of common stock outstanding. Each share of our common stock is entitled to one vote on all matters properly submitted for a stockholder vote.

Delinquent Section 16(a) Reports

Section 16(a) requires our directors, executive officers and beneficial holders of 10% or more of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our equity securities. Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us and written representations we received from our directors and officers required to file the reports, we believe that all of our directors, executive officers and beneficial holders of 10% or more of a registered class of our equity securities, filed, on a timely basis, all reports required by Section 16(a) of the Exchange Act for the year ended December 27, 2024.

Cost of Proxy Solicitation

We will pay the cost of this proxy solicitation. Some of our employees may also solicit proxies, without any additional compensation. We may also reimburse banks, brokerage firms and nominees for their expenses in forwarding proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Deadline for Receipt of Stockholder Proposals

If you wish to submit a proposal for inclusion in the proxy statement for our 2026 Annual Meeting of Stockholders, you must follow the procedures outlined in Rule 14a-8 of the Exchange Act, and we must receive your proposal at the address below no later than December 29, 2025. Stockholders intending to present a proposal at the next annual meeting without the inclusion of such proposal in the Company's proxy materials, including for the election of director nominees, must comply with the requirements set forth in our Amended and Restated Bylaws. The Amended and Restated Bylaws require, among other things, that a stockholder must submit a written notice of intent to present such a proposal at the address below not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders (as long as the date of the annual meeting is not advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, in which case notice must be received no earlier than 120 days prior to such meeting and no later than the later of 70 days prior to such meeting or the 10th day following the public announcement of the date of such meeting). Therefore, we must receive notice of such proposal for the 2026 Annual Meeting of Stockholders no earlier than January 21, 2026, and no later than February 20, 2026, otherwise such notice will be considered untimely and we will not be required to present it at the 2026 Annual Meeting of Stockholders. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. In addition to the requirements contained in our Amended and Restated Bylaws, to comply with the SEC's universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees other than our nominees must comply with the additional requirements of Rule 14a-19 of the Exchange Act.

Contacting Ultra Clean

If you have questions or would like more information about the annual meeting, you can contact us in either of the following ways:

- *By telephone:*   510-576-4400
- *By fax:*   510-576-4401
- *In writing at our principal executive offices:*   Ultra Clean Holdings, Inc.
Attn: Secretary
26462 Corporate Avenue
Hayward, CA 94545

Company Overview

We are a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. We offer our customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. Our Products division primarily designs, engineers and manufactures production tools, components, parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics and process modules as well as other high-level assemblies. Our Services division provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment ("WFE") markets.

Fiscal 2024 Year in Review

Performance Highlights

In 2024, we delivered solid results with total revenue growing 21 percent over the prior year, significantly outperforming the overall WFE market. Our unique and extensive suite of vertically integrated offerings, global manufacturing footprint, and strategic positioning with our largest customers enabled us to quickly capitalize on several windows of opportunity amid the current semiconductor equipment inventory adjustment cycle.

We believe the semiconductor market we serve will continue to grow over the long term due to multi-year industry demand from a broad range of drivers, such as new process architecture (e.g. gate all around) and memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to achieve ever more advanced devices.



Performance Achievements Across Key Financial Measures

Highlights:

- Revenue increased to $2.1 billion in 2024, compared to $1.7 billion in 2023.

- GAAP operating margin was 4.3% in 2024, compared to 2.0% in prior year. Non-GAAP* operating margin was 6.9% in 2024, compared to 4.9% in 2023. Differences in annual results were mainly due to efficiencies captured on higher volume of sales in 2024 compared to 2023, product shift, and volume shift from higher to lower-cost regions.

- GAAP earnings (loss) per share ("EPS") was $0.52 in 2024 and ($0.70) in 2023. Non-GAAP EPS* was $1.44 in 2024, compared to $0.56 in 2023.

- Continued to advance global capacity while consolidating and modernizing operations into state-of-the-art, scalable facilities in strategic locations around the world.

In addition to providing results that are determined in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), management uses non-GAAP gross margin, non-GAAP operating margin and non-GAAP net income to evaluate the Company's operating and financial results. Management believes the presentation of non-GAAP results is useful to investors for analyzing our core business and business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with GAAP.

Non-GAAP results are adjusted for amortization of intangible assets, stock-based compensation, restructuring charges, acquisition activity costs, fair value adjustments, debt refinancing costs expensed, legal-related costs and the tax effects of the foregoing adjustments. See Appendix A for a reconciliation of GAAP to non-GAAP measures and for additional information about the non-GAAP measures we use in this proxy statement.

Stock Price Performance:

The graph that follows compares the total shareholder return (TSR) of UCT's common stock with the cumulative total return of the Nasdaq Composite Index, the Russell 2000 Index and the SOX Index for the five years ended December 31, 2024.

Over this five-year period, UCT has delivered a compound annual growth rate of 8.9% and outperformed the Russell 2000 index. This includes an extended period of global softening in end-market demand for semiconductors that began in late 2022, driven by inflationary pressures and rising interest rates that impacted consumer spending.

We will continue to synchronize our worldwide operations with our customers' forecasts to ensure we have the flexibility and capacity to meet future demand. These efforts are creating long-lasting value to our customers and will increase UCT's leading position within the industry over the long term.

Comparison of Five-Year Cumulative Total Return of UCT

Performance of $100 Initial investment vs. Russell 2000 vs. Nasdaq Composite vs. Philadelphia SE Semiconductor Index



The following is a summary of key highlights of the Company's financial performance for fiscal year 2024:

	YEARS ENDED		INCREASE (DECREASE)	% INCREASE (DECREASE)
	12/27/2024	12/29/2023	(DOLLARS ARE IN MILLIONS)	
Revenues	$2,097.6	$1,734.5	$363.1	20.9%
Gross margin	17.0%	16.0%	1.0%	6.2%
Non-GAAP gross margin*	17.5%	16.6%	0.9%	5.6%
Income from operations	$ 91.2	$ 35.2	$ 56.0	159.1%
Non-GAAP income from operations*	$ 145.4	$ 85.3	$ 60.1	70.5%
Operating cash flow	$ 65.0	$ 135.9	$ (70.9)	-52.2%
Market capitalization at fiscal year end	$1,648.5	$1,524.2	$124.3	8.2%

*   *In addition to providing results that are determined in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), management uses non-GAAP gross margin, non-GAAP operating margin and non-GAAP net income to evaluate the Company's operating and financial results. Management believes the presentation of non-GAAP results is useful to investors for analyzing our core business and business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with GAAP.*

Non-GAAP results are adjusted for amortization of intangible assets, stock-based compensation, restructuring charges, acquisition activity costs, fair value adjustments, debt refinancing costs expensed, legal-related costs and the tax effects of the foregoing adjustments. See Appendix A for a reconciliation of income from operations to non-GAAP income from operations and gross margin to non-GAAP gross margin and for additional information about the non-GAAP measures we use in this proxy statement.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Bylaws provide that our Board of Directors shall be elected at the annual meeting of our stockholders, and each director so elected shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Our Board of Directors, at the recommendation of the Nominating, Environmental, Social and Corporate Governance Committee, has recommended for nomination the nominees for director named below. All of these nominees currently serve as our directors. Each nominee has consented to serve as a nominee, to serve as a director if elected, and to being named a nominee in this proxy statement. Barbara Scherer will not stand for reelection at the 2025 Annual Meeting of Stockholders. If a director nominee becomes unavailable before the election, your proxy authorizes the people named as proxies to vote for a replacement nominee if our Board of Directors names one.

Our Amended and Restated Bylaws provide that a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested director elections (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee). Accordingly, abstentions and broker non-votes will have no effect on the outcome of this proposal. If an incumbent director nominee fails to receive a majority of the votes cast in an uncontested election, the director shall immediately tender his or her resignation to the Board. The Nominating, Environmental, Social and Corporate Governance Committee of the Board, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation within 90 days following certification of the election results. If the Board accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board may fill the resulting vacancy or may decrease the size of the Board.

NAME	POSITION/OFFICE HELD WITH THE COMPANY	AGE	DIRECTOR SINCE
Clarence L. Granger	Interim Chief Executive Officer, Chairman of the Board and Nominee for Director	76	2002
David T. ibnAle	Director and Nominee for Director	53	2002
Emily M. Liggett	Director and Nominee for Director	69	2014
Thomas T. Edman	Director and Nominee for Director	62	2015
Ernest E. Maddock	Director and Nominee for Director	67	2018
Jacqueline A. Seto	Director and Nominee for Director	58	2020
Joanne Solomon	Director and Nominee for Director	59	2025

Set forth below is information about each of our nominees for director:



Clarence L. Granger — Interim Chief Executive Officer and Chairman
Director since 2002
Age: 76
Key qualifications and expertise considered by the Board in nominating this director:

- Extensive knowledge of UCT's business, strategy, people, operations, finances and competitive position in the semiconductor capital equipment industry
- Executive leadership and vision
- Global network of customer, industry and government relationships

Clarence L. Granger has served as our Chairman since October 2006 and has served as our interim Chief Executive Officer since March 4, 2025. From 1996 to 2015, Mr. Granger served in multiple roles with UCT including Chief Operating Officer and Executive Vice President of Operations, culminating with 12 years as our Chief Executive Officer until his retirement. Before joining UCT, Mr. Granger held executive management roles at Seagate Technology, HMT Technology and Xidex, including the position of Chief Executive Officer for HMT Technology. Mr. Granger has a B.S. in Industrial Engineering from the University of California at Berkeley and an M.S. in Industrial Engineering from Stanford University.



David T. ibnAle — Independent Director
Director since 2002
Age: 53
Key qualifications and expertise considered by the Board in nominating this director:

- Expertise in corporate finance, accounting and strategy
- Brings a thorough understanding of business management, including investment, corporate strategy and mergers and acquisitions to UCT's growth initiatives
- Qualifies as a financial expert and provides important support as a member of our Audit Committee

David T. ibnAle is a Founding and Managing Partner of Advance Venture Partners LLC. He has 26 years of experience as an investor in high-growth technology companies. Before co-founding AVP, Mr. ibnAle was a Managing Director of TPG Growth, the growth equity and middle-market investment platform of TPG. Prior to joining TPG Growth, he was an investment professional and Partner at Francisco Partners and an investment professional at Summit Partners. Mr. ibnAle has served on the Boards of Directors of several public and private technology companies, and currently serves on the Boards of Affinity, Alto Solutions, AutoLeap, Morning Consult, Nativo and UrbanSitter. Mr. ibnAle also serves as Vice Chair of the Board of Trustees and as Chair of the Investment Committee of the San Francisco Foundation and on the Board of Directors and Investment Committee of the Black Economic Alliance Venture Fund. Mr. ibnAle holds a B.A. in Public Policy and an M.A. in International Development Policy from Stanford University, and an M.B.A. from the Stanford University Graduate School of Business.



Emily Liggett — Independent Director
Director since 2014
Age: 69
Key qualifications and expertise considered by the Board in nominating this director:

- CEO and management experience in a variety of technical industrial companies
- Strong international perspective, having managed worldwide businesses, partnerships, and international joint ventures
- Expertise in strategy, operations, new product development, sales, marketing, and business development for highly technical businesses

Emily Liggett is the Founder and Chief Executive Officer of Liggett Advisors, a strategy/implementation consulting business, since 2017. Previously, Ms. Liggett was CEO of NovaTorque, Inc., CEO of Apexon, CEO of Capstone Turbine and CEO of Elo TouchSystems. Before these roles, she held assignments in sales, marketing, operations and general management at Raychem Corporation, including GM of the Raychem Telecommunications Division. Ms. Liggett is presently a director of Materion Corporation. She was previously a director of Kaiser Aluminum, MTS Systems Corporation and of Immersion Corporation, and serves on the Purdue Research Foundation Board of Directors. As a board member, Ms. Liggett has developed expertise in oversight of corporate sustainability matters including environmental, social and governance best practices and implementation. Ms. Liggett has a B.S. in Chemical Engineering from Purdue University, an M.S. degree in Manufacturing Systems and an M.B.A. from Stanford University.



Thomas T. Edman — Independent Director
Director since 2015
Age: 62
Key qualifications and expertise considered by the Board in nominating this director:

- Strong business acumen and experience in the technology industry with sizeable companies, including as CEO of a public company
- Extensive experience in Asia and with compensation matters

Thomas T. Edman is currently Chief Executive Officer of TTM Technologies Inc. since 2014 and has been a member of its Board of Directors since 2004. Mr. Edman held multiple management roles at Applied Materials Inc., including Group Vice President and General Manager of the AKT Display Business Group and Corporate Vice President of Corporate Business Development. Before that he served as President and CEO of Applied Films Corporation and also as General Manager of the High Performance Materials Division of Marubeni Specialty Chemicals Inc. Mr. Edman is currently the Chairman of the IPC, a trade association for the electronics manufacturing industry. Mr. Edman holds a B.A. in East Asian Studies (Japan) from Yale University and an M.B.A. from The Wharton School at the University of Pennsylvania.



Ernest E. Maddock — Independent Director

Director since 2018

Age: 67

Key qualifications and expertise considered by the Board in nominating this director:

- Practical and strategic insight into complex financial reporting and management issues
- Significant operational expertise
- Knowledge of critical drivers across the semiconductor ecosystem

Ernest E. Maddock has held leadership positions at multiple global companies during his career. Mr. Maddock served as Senior Vice President and Chief Financial Officer at Micron Technology from 2015 until his retirement in 2018. Prior to joining Micron, Mr. Maddock served as Executive Vice President and Chief Financial Officer of Riverbed Technology. Before joining Riverbed, he spent 15 years at Lam Research Corporation ("Lam"), rising to Executive Vice President and Chief Financial Officer. His previous roles at Lam included Vice President, Customer Support Business Group; and Group Vice President and Senior Vice President of Global Operations. Currently, Mr. Maddock serves on the Board of Directors of Avnet, Inc., Ouster Inc., Teradyne, Inc., and previously served as a member of the Board of Directors for Intersil Corporation. Mr. Maddock holds a B.S. in Industrial Management from the Georgia Institute of Technology and an M.B.A. from Georgia State University.



Jacqueline A. Seto — Independent Director

Director since 2020

Age: 59

Key qualifications and expertise considered by the Board in nominating this director:

- Deep understanding of the semiconductor industry
- Proven strategic insight
- Extensive experience in product development, strategy and marketing

Jacqueline A. Seto is currently Principal of Side People Consulting, partnering with emerging companies and with non-profit organizations advising on strategic and business planning, change management and other executive service consulting. Previously, Ms. Seto spent 22 years at Lam Research, where she advanced to the position of Group Vice President and General Manager of the Clean Business Unit. Her previous roles at Lam included Corporate Vice President and General Manager in the Reliant Business Unit, Vice President of Product and Strategic Marketing and Managing Director of Emerging Businesses. As a board member, Ms. Seto has developed expertise in oversight of corporate sustainability matters including environmental, social and governance best practices and implementation. Ms. Seto holds a Bachelor of Engineering in Chemical Engineering from McGill University.



Barbara V. Scherer — Independent Director

Director since 2015

Age: 68

Key qualifications and expertise considered by the Board in nominating this director:

- Extensive experience in the technology industry, including significant operational expertise
- Practical and strategic insight into complex financial reporting and management issues

Barbara V. Scherer's career spans more than 30 years, including 25 years in senior financial leadership roles in the technology industry. She currently serves as a member of the board of directors for Ansys, Inc. Previously, she was a director of Netgear, Inc. from 2011 to 2024 and of Keithley Instruments Inc. from 2004 until its acquisition in 2010. Ms. Scherer was Senior Vice President, Finance and Administration and Chief Financial Officer of Plantronics Inc. from 1998 to 2012. Before Plantronics, she held executive management positions spanning 11 years in the disk drive industry, was an associate with The Boston Consulting Group and was a member of the corporate finance team at ARCO. She also served as a director of Keithley Instruments Inc., chaired audit committee from 2008-2010, and has experience serving on the boards of nonprofit organizations. Ms. Scherer received a B.A. from the University of California at Santa Barbara and an M.B.A. from the School of Management at Yale University.



Joanne Solomon — Independent Director
Director since 2025
Age: 59

Key qualifications and expertise considered by the Board in nominating this director:

- Deep understanding of corporate finance, accounting and strategy
- Finance leadership in multiple technology companies and industries
- Extensive experience in global expansion and acquisitions

Joanne Solomon served as Chief Financial Officer at Maxeon Solar Technologies, Ltd. from 2020 until 2021 and at Katerra Inc. from 2017 until 2019. Ms. Solomon spent sixteen years at Amkor Technology, Inc. (Amkor) from 2000 until 2016. She served as Chief Financial Officer from 2007 until 2016. Her previous roles at Amkor included, among others, Senior Vice President, Finance and Corporate Controller, and Senior Vice President, Finance and Treasurer, from 2000 until 2007. Ms. Solomon holds a Bachelor of Science in Business Administration, Accounting and Finance from Drexel University, and a Master of Business Administration in International Management from Thunderbird School of Global Management (now part of Arizona State University). Ms. Solomon also currently serves as a member of the Board of Directors for Viavi Solutions Inc. since 2022, and previously served as a member of the Board of Director for Boys and Girls Clubs of Metropolitan Phoenix (non-profit) from 2007 until 2017.

There are no family relationships among any of our directors and executive officers. There are no arrangements or understandings between any of our directors and us pursuant to which such director was or is to be selected as a director or nominee. Information related to the compensation of our Board of Directors can be found under "Director Compensation" below.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" each of the nominees to the Board of Directors set forth in this Proposal 1.**

Structure of Board of Directors and Corporate Governance Information

Director Independence. We are required to comply with the director independence rules of the Nasdaq Stock Market ("Nasdaq") and the SEC. These rules require that the board of directors of a listed company be composed of a majority of independent directors and that the audit committee, compensation and people committee and nominating, environmental, social and corporate governance committee be composed solely of independent directors.

Our Board of Directors has determined that each of our directors and director nominees is independent in accordance with applicable Nasdaq and SEC rules other than Mr. Granger. Accordingly, a majority of our current Board of Directors is independent as required by Nasdaq rules and, upon election of each of our director nominees at the 2025 Annual Meeting of Stockholders, a majority of our Board of Directors will be independent as required by Nasdaq rules.

Director Responsibilities. We are governed by our Board of Directors and its various committees that meet throughout the year. With the appointment of Ms. Solomon as a director in February 2025 and resignation of Mr. Scholhamer in March 2025, our Board of Directors currently consists of eight directors. After serving on our Board of Directors since 2015, Ms. Scherer will not stand for reelection at the 2025 Annual Meeting of Stockholders, and our Board of Directors will be reduced to seven members. During 2024, there were five meetings of our Board of Directors. We expect directors to attend and prepare for all meetings of the Board of Directors and the meetings of the committees on which they serve. Each of our directors attended 100% of the aggregate number of meetings of the Board of Directors and the committees on which he or she served during 2024.

Board Leadership Structure. Our corporate governance guidelines allow for the flexibility to combine or separate the offices of Chairman and the Chief Executive Officer to best serve the interests of the Company and its stockholders. Until Mr. Scholhamer's resignation on March 4, 2025 as the Company's Chief Executive Officer and a director, Mr. Scholhamer served as the Chief Executive Officer and Mr. Granger served as the Chairman of our Board of Directors. Following Mr. Scholhamer's resignation, our Board of Directors appointed Chairman Mr. Granger to serve as interim Chief Executive Officer (while retaining his position as Chairman of our Board of Directors), temporarily combining these leadership roles. On April 25, 2025, our Board of Directors designated Emily Liggett as lead independent director. Both Mr. Granger and Ms. Liggett are expected to serve in these capacities until the Board of Directors completes its search for a permanent Chief Executive Officer. Our Board of Directors believes our current board leadership structure to be an efficient and successful leadership model for the Company, promoting clear accountability and effective decision-making. Our Board of Directors believes that Mr. Granger has conducted his duties as Chairman effectively, and our stockholders benefit from Mr. Granger's service as interim Chief Executive Officer due to his deep background and experience as our former Chief Executive Officer. Our Board of Directors recognizes that a different leadership model may be warranted under different circumstances. Accordingly, our Board of Directors periodically reviews its leadership structure.

The Board also continually reviews the need for effective independent oversight. Each member of each of our Board of Director's standing committees is an independent director, and each independent director is actively involved in independent oversight. Our independent directors meet in executive session during each regularly scheduled quarterly meeting of our Board of Directors and periodically evaluate both our Chairman and our Chief Executive Officer as well as Board and committee performance. All directors have unrestricted access to management at all times and frequently communicate with the Chairman, the Chief Executive Officer and other members of management on a variety of topics. Given the above factors, our Board of Directors has determined that our leadership structure is appropriate.

Corporate Governance. Our Board of Directors has adopted corporate governance guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and the corporate governance policies and standards applicable to us in general. In addition, we have adopted a code of business conduct and ethics that applies to all officers, directors and employees. Our corporate governance guidelines and our code of business conduct and ethics as well as the charters of the Nominating, Environmental, Social and Corporate Governance Committee, Audit Committee and Compensation and People Committee are available on our website at http://uct.com/investors/corporate-governance/. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Communicating with our Board of Directors. Any stockholder wishing to communicate with our Board of Directors may send a letter to our Secretary at 26462 Corporate Avenue, Hayward, CA 94545. Communications intended specifically for non-employee directors should be sent to the attention of the chair of the Nominating, Environmental, Social and Corporate Governance Committee.

Annual Meeting Attendance. Our Board of Directors has adopted a policy that all members should attend each annual meeting of stockholders when practical. All incumbent directors attended the 2024 Annual Meeting of Stockholders.

Risk Oversight

Our Board of Directors plays an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our Board of Directors regularly reviews reports from the management team on areas of material risk to the Company, including operational, financial, legal, cyber, environmental, social and governance ("ESG") and strategic risks. Each of the committees of our Board of Directors also oversees the management of company risks that fall within the committee's areas of responsibility. The Audit Committee periodically reviews risks associated with financial reporting and internal controls, as well as risks associated with liquidity, customer credit, inventory reserves and cybersecurity. The Nominating, Environmental, Social and Corporate Governance Committee assists the Board in overseeing risks associated with board organization, membership, structure and ESG. The Compensation and People Committee assists the Board in reviewing whether any material risks arise from our compensation programs and in overseeing risks associated with succession planning for our executives. The Board also reviews our director and officer insurance annually.

Environmental Social and Governance Considerations

Our ESG vision is to successfully align our strategy and operations with our values as a responsible global company in a thoughtful and authentic manner. Incorporating ESG goals into our operating framework reflects our longstanding commitment to our customers, partners, shareholders, employees and the communities in which we operate.

Environmental Stewardship



UCT is committed to sustainable solutions that minimize our environmental impact and support our long-term success. As a growing, global company, UCT is continuously improving and expanding the scope of our environmental efforts.

Our policy on environmental protection is supported by the executive leadership team. The foundation of the policy is the concept of reducing, reusing and recycling to minimize our environmental footprint. We focus on continuous improvement by regularly assessing new requirements and stakeholder input. In addition, we have established an Environmental Management System that includes procedures to maintain compliance with regulatory requirements and industry best practices.

We have a goal of zero environmental impact incidents. Our performance against this policy is monitored via reviews and audits.

OUR EFFORTS TO ADVANCE INDUSTRY-WIDE SOLUTIONS

UCT is committed to "SuCCESS2030" (Supply Chain Certification for Environmental and Social Sustainability) spearheaded by Applied Materials. This initiative supports sustainability efforts throughout the semiconductor equipment supply chain. The goal is to build a responsible and sustainable end-to-end supply chain for the future of semiconductors. Consistent with SuCCESS2030 goals, we are an active member of the Responsible Business Alliance ("RBA") and adhere to the RBA Code of Conduct, which is a set of social, environmental and ethical industry standards. As a participant in SuCCESS2030, we engage with Applied Materials' external auditors and analyze operational enhancements, including auditing our suppliers to ensure adherence to RBA guidelines.

We also subscribe to the RBA's Responsible Mineral Initiative, which establishes standards for environmentally responsible and ethical business practices in the electronics industry and its supply chain. In 2022, we successfully submitted the Conflict Minerals Reporting Template and Extended Minerals Reporting Template as part of our commitment to SuCCESS2030.

In 2022, UCT became a Founding Member of the Semiconductor Climate Consortium ("SCC"), the first global alliance of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain. The SCC's members are committed to the following objectives:

- Collaboration – Align on common approaches, technology innovations and communications channels to continuously reduce greenhouse gas emissions.
- Transparency – Publicly report progress and Scope 1, 2 and 3 emissions annually.
- Ambition – Set near- and long-term decarbonization targets with the aim of reaching net zero emissions by 2050.

SCC founding members are committed to driving climate progress within the semiconductor industry and support the Paris Agreement and related accords aimed at accelerating and intensifying the actions and investments required for a sustainable low-carbon future.

Additionally, we are actively engaged with various industry efforts offered by our key customers, such as the Catalyze program that aims at furthering the adoption of renewable electricity throughout the global semiconductor value chain.

To support our ambition, UCT is committed to lowering our greenhouse gas ("GHG") emissions and sharing our progress on a timeline as required by various regulatory authorities. To achieve our objectives, since 2022 and continuing through 2023, we have been working with outside experts to develop internal processes and automated systems that will enable us to collect, analyze and report our GHG footprint across global operational sites. This system is now implemented with baseline Scope 1 and Scope 2 GHG data, as we continue to work on gathering much more complex Scope 3 data. Our reporting will be aligned with the framework developed by the Task Force on Climate-related Financial Disclosures ("TCFD"), which has emerged as the most prominent global standard for reporting in accordance with the regulatory requirements. Using this baseline, we are working on our next step to develop an initiatives roadmap aligned with our business and operations strategy, for long term emissions reduction consistent with SCC and Science Based Target Initiative. Our key customers are supportive of our plan and required data sharing roadmap with them, some of which began in 2024.

Other highlights:

ENERGY EFFICIENT OPERATIONS

Increased efficiency can lower GHG emissions and other pollutants to help protect the environment.

- UCT incorporates energy efficiency considerations into our capacity expansions. For example, one of our newest facilities in Malaysia recently completed a solar installation that will reduce our energy consumption over time. In addition, the site design of our recently opened state-of-the-art facility in Chandler, Arizona follows Leadership in Energy and Environmental Design ("LEED") certification guidelines. We incorporate "Natural Light" design, LED lighting, motion sensors and energy efficient HVACs in new facilities to reduce energy consumption.

- Our global sites incorporate lean manufacturing methods where possible to increase energy efficiency and reduce waste.

RESPONSIBLE USE OF RESOURCES

UCT recognizes that the responsible use of natural resources is essential to sustainably growing our business and protecting the environment.

- UCT follows RBA's Responsible Minerals Assurance Process for tantalum. Tantalum is a rare metal commonly used in the electronics industry where high reliability in extreme environments is required. Tantalum is covered by regulations related to "conflict minerals" in the United States and the European Union.

- Our Environmentally Clean Process ("ECP") for tantalum-deposited parts recover up to 95% of the metal, enabling it to re-enter the commodity market and reduce the demand for mined material.

- ECP also increases part lifetime and reduces wastewater generation while eliminating the use of chemicals at some of our high-volume cleaning facilities.

- UCT acknowledges our duty to protect water sources in the communities in which we operate and strives to conserve water use across our global operations by sharing best practices among sites.

- In 2024, we made advancements in the identification and risk assessment of per- and polyfluoroalkyl substances (PFAS), supported by expanded supplier disclosures obtained in 2023 when UCT introduced a supplier survey to gauge awareness of PFAS risks and adoption of ESG principles.

REDUCING CHEMICAL USE

UCT's parts cleaning business uses chemical-free processes where possible. This lowers our environmental impact by reducing the amount of waste requiring treatment and enabling the safe return of water to the environment.

MINIMIZING WASTE

UCT is committed to reducing waste across our locations to limit our environmental footprint. We have implemented reuse programs for packaging materials with our customers and suppliers, adhering to the semiconductor industry's stringent protective packaging requirements.

REDUCING TRANSPORTATION

To reduce our overall emissions, UCT seeks to minimize transportation emissions wherever possible among our operations, and with our suppliers and employees. Many of UCT's sites are strategically positioned close to our customers, which reduces the distance products must travel. Where possible, we develop regional supply chains that reduce overall shipping requirements.

Social Responsibility



We aim to build a responsible and sustainable end-to-end supply chain, ensure employee health and safety in the workplace, foster an atmosphere of acceptance, inclusion, belonging, trust and mutual respect in the workplace, promote employee engagement inside and outside the company and give back to communities.

UCT strives to positively impact society by ensuring the people we work with are safe and treated with dignity and respect. We strive to be a good neighbor in the communities in which we operate.

HEALTH, WELLNESS AND SAFETY

- The safety of our personnel is our top priority. We have an established Safety policy to outline expectations, including our goal of zero accidents and injuries. Safety incident levels across our Products and Services Divisions are consistently below industry benchmarks.

- We consistently train, educate and qualify personnel to enable a safety-focused work environment.

- We subscribe to the Responsible Business Alliance ("RBA") Responsible Labor Initiative, which establishes standards to ensure that working conditions in the electronics industry and its supply chains are safe and that workers are treated with respect and dignity.

- We require written certification from strategic direct product suppliers that the materials incorporated into their products comply with applicable laws and regulations, including laws regarding slavery and human trafficking of the country or countries in which they are doing business.

EMPLOYEE ENGAGEMENT

Central to UCT's values is the belief that employees are foundational to our success. Our goal is to foster an atmosphere of trust and respect for all, where every person feels value and empowered to effectively contribute to our business objectives.

We respect regional differences while fostering a culture that maximizes both organizational and individual potential. Our culture emphasizes leadership, open and honest communication, training and mentoring, and a positive reward system.

- In 2024, we formalized our commitment to human rights through the introduction of a Human Rights Policy Statement aligned with internationally accepted frameworks. The statement prioritizes respect for human dignity, non-discrimination, a safe and healthy workplace, fair labor practices, and community engagement, and complements UCT's existing Anti-Slavery and Human Trafficking policy statements.

- UCT recently established an Employee Experience and Well-Being committee focused on cultivating an environment that prioritizes respect, mental well-being and active engagement. In 2024, this committee introduced programs for our global employees to improve their physical and mental health.

- Our employees take mandatory training to establish behavioral expectations, foster an atmosphere of acceptance and trust, and ensure that every employee is treated with dignity and respect.

- UCT launched a company-wide learning management system (LMS) in 2022 that provides all employees with opportunities to advance their skills, knowledge and careers. Course offerings include leadership and professional skills, management training, project management certification, environmental, health and safety courses and more. In 2024, more than 5,000 UCT employees engaged in LMS training for a total of more than 11,700 training hours.

- We are committed to the success of our employees. In 2024, 99% of our global workforce participated in performance reviews to measure achievements and opportunities against personal and corporate goals. All our full-time, permanent employees participate financially in the success of the company via formal profit sharing or performance bonus plans.

- UCT invests in specialized training for front-line leadership and high-potential employees to enhance individual capabilities and foster a culture of continuous improvement and innovation.

- We actively solicit the input of our employees as part of our efforts to make UCT an attractive place to work and to enhance recruiting and retention. In 2024, 34% of UCT employees participated in a company-wide third-party survey compared to 29% in 2022, reflecting increased employee engagement.

We are committed to contributing to the communities in which we operate and support our employees who participate in local events through the investment of time and resources. In 2024, UCT organized and conducted 31 events designed to give back and support local organizations and individuals.

Corporate Governance



Sound governance and strong leadership are key to delivering sustained value to our stakeholders. To succeed, we must safeguard and retain the trust of employees, partners, customers, investors and the communities in which we work and live.

As stewards of the company, our Board of Directors provides guidance and oversight and ensures that we maintain our high ethical standards. Effective corporate governance requires achieving the right mix of experience, background and diversity in perspectives; this is particularly important in a complex and highly technical business like ours. We benefit from a highly engaged and informed Board of Directors. Our board composition complies with Nasdaq and Securities and Exchange Commission rules regarding director independence and includes women and those from under-represented groups.

Two of UCT's three board committees share oversight responsibility for ESG:

- The Nominating, Environmental, Social and Corporate Governance Committee provides oversight and guidance for ESG matters focusing on environmental and governance areas.

- The Compensation and People Committee provides oversight and guidance for the social component of ESG, including talent and career development, employee retention, promotion of diversity, equity and inclusion and other people-related matters.

These committees meet regularly and provide input and guidance for consideration of environmental, social and governance matters to the broader board on a regular basis.

CYBERSECURITY

Managing cyber-risk is increasingly critical to governance in today's interconnected world. Our Board of Directors has the overall oversight responsibility for our risk management, and delegates the cybersecurity and other risks relating to our information controls and security to our Audit Committee. Both the Audit Committee and the full Board regularly receive updates from our management on cybersecurity matters and our ongoing risk management efforts, and actively participate in ongoing discussions. In addition, the Board and the Compensation and People Committee review and approve the key performance indicators applicable to all management personnel responsible for effectively managing cybersecurity risk management programs at UCT and engage in regular review of the Company's performance against those indicators.

UCT has a Chief Information Officer and a Chief Information Security Officer ("CISO"), who formally report to the Board (as well as separately to the Audit Committee) once a year, and, in the interim, on specific issues as appropriate. UCT's cybersecurity management program ensures that technology, data management and privacy risks are identified, analyzed and managed and, together with our broader business continuity plans, aim to not only address immediate response to cybersecurity incidents but also ensure swift restoration of critical systems and the maintenance of core business functions in the face of digital threats.

Our senior management and information technology security teams devote considerable time and resources to conducting regular evaluations of our systems and implementing necessary enhancements to our security infrastructure to better guard against evolving cybersecurity threats. Our employees, contractors and directors receive regular information security training and participate in ongoing, mandatory cybersecurity awareness programs at least annually. UCT has a security risk insurance policy, and we continue to enhance our security posture consistent with the risk program established by our CISO. This includes expanding our global information security program, adding broad technical expertise, and advancing our enterprise security capabilities portfolio. We have adopted measures to combat potential cyberattacks and information espionage, including implementation of certain security tools to detect nefarious activities within our system. UCT's information security is externally audited using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, and our information security is also tested as part of the annual financial audit. UCT also participates in a number of customer cybersecurity audits each year, and our externally visible cybersecurity health is monitored by third-party service providers.

Committees of Our Board of Directors

Our Board of Directors has three principal committees. The following describes each committee's current membership, the number of meetings held during 2024 and its mission:

AUDIT COMMITTEE

Among other matters, the Audit Committee is responsible for:

- providing oversight of our accounting and financial reporting processes and audits of our financial statements;
- assisting the Board in its oversight of the integrity of our financial statements and the adequacy and effectiveness of our internal controls over financial reporting;
- periodically reviewing risks related to data protection and cybersecurity;
- the qualifications, independence and performance of our independent auditors (including hiring and replacing our independent auditors as appropriate, reviewing and pre-approving any audit and non-audit services provided by our independent auditors and approving fees related to such services);
- the performance of our internal audit function;
- the review, approval and oversight of our Cash and Investment Policy and Financial Risk Management Policy, including oversight over our hedging strategy and the use of swaps and other derivative instruments for hedging risks;
- compliance with legal and regulatory requirements;
- compliance with our code of business conduct and ethics (and requests for waivers therefrom); and
- preparing the Audit Committee report that SEC rules require to be included in our proxy statement.

A copy of the Audit Committee's charter is available on our website at http://uct.com/investors/governance/. Information on or accessible through our website is not incorporated by reference in this proxy statement.

The current members of the Audit Committee are Ernest E. Maddock (chair), Barbara V. Scherer, Thomas T. Edman, David T. ibnAle and Joanne Solomon (who joined in February 2025). Ms. Scherer is not a nominee for director. Our Board of Directors has determined that each member of the committee satisfies both the SEC's additional independence requirement for members of audit committees and the other requirements of Nasdaq for members of audit committees. The Board of Directors has also concluded that each member of the Audit Committee qualifies as an audit committee financial expert as defined by SEC rules and has the financial sophistication required by Nasdaq. The Audit Committee met five times in 2024.

COMPENSATION AND PEOPLE COMMITTEE

Among other matters, our Compensation and People Committee:

- oversees our compensation and benefits programs and policies generally, including the compensation of our CEO and other senior executives and the issuance of equity-based compensation;
- evaluates the performance of our executive officers and other senior executives;
- reviews our management succession plan;
- oversees and sets compensation for our executive officers, Board members and other senior executives;
- reviews and recommends inclusion of the Compensation Discussion and Analysis required to be included in our proxy statement by SEC rules;
- oversees the social component of ESG matters; and
- oversees the administration of, and, as appropriate, the enforcement of the Company's Compensation Recoupment Policy and any recoupment-related activity.

A copy of the Compensation and People Committee's charter is available on our website at http://uct.com/investors/corporate-governance/. The Compensation and People Committee's process for deliberations on executive compensation is described below under "Compensation Discussion and Analysis." Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

As part of our oversight of our executive compensation program and in conjunction with the Compensation and People Committee, we consider the impact of our executive compensation program and the incentives created by different elements of the executive compensation program on our risk profile. In addition, we review all of our compensation policies and procedures, including the incentives that they create and factors that affect the likelihood of excessive risk-taking, to determine whether they present a significant risk to the Company. Based on this review, we have concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Our executive succession planning process is a thoughtfully designed, long-term approach overseen by the Compensation and People Committee and the Board. At least annually, the Compensation and People Committee, the Board and the management team of the Company, devote a significant amount of time reviewing talent management activities, including succession plans and internal talent pool development. This includes long-term planning for executive development to ensure leadership sustainability, continuity and positive outcomes for the Company.

The current members of the Compensation and People Committee are Thomas T. Edman (chair), David T. ibnAle, Emily M. Liggett and Jacqueline A. Seto. Our Board of Directors has determined each member of the committee is independent as defined under Nasdaq and SEC rules. The Compensation and People Committee met seven times in 2024.

NOMINATING, ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE COMMITTEE

Among other matters, our Nominating, Environmental, Social and Corporate Governance Committee:

- reviews and evaluates the size, composition, function and duties of the Board consistent with its needs;
- establishes criteria for the selection of candidates to the Board and its committees, and identifies individuals qualified to become Board members consistent with such criteria, including the consideration of nominees submitted by shareholders;
- recommends to the Board director nominees for election at our annual or special meetings of stockholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;
- recommends directors for appointment to committees of the Board;
- makes recommendations to the Board as to determinations of director independence;
- leads the process and assists the Board in evaluating its performance and the performance of its committees;
- periodically reviews our corporate governance guidelines and code of business conduct and ethics, and oversees compliance with our corporate governance guidelines; and
- oversees ESG matters focused on the environmental and governance components.

A copy of the Nominating, Environmental, Social and Corporate Governance Committee's charter is available on our website at http://uct.com/investors/corporate-governance/. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

The current members of the Nominating, Environmental, Social and Corporate Governance Committee are Jacqueline Seto (chair), Emily M. Liggett, Barbara V. Scherer, and Ernest E. Maddock. Ms. Scherer is not a nominee for director. Our Board of Directors has determined that each member of the Nominating, Environmental, Social and Corporate Governance Committee is independent as defined under Nasdaq. The Nominating, Environmental, Social and Corporate Governance Committee met four times in 2024.

Consideration of Director Nominees

Director Qualifications. The Nominating, Environmental, Social and Corporate Governance Committee of the Board operates pursuant to a written charter establishes membership criteria for the Board and each committee of the Board and recommends to the Board individuals for membership on the Board and its committees. There is no fixed set of qualifications that must be satisfied before a candidate will be considered. Rather, candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the interests of our stockholders. In conducting its assessment, the committee considers issues of judgment, diversity, age, skills, background, experience and such other factors as it deems appropriate given the needs of the Company and our Board of Directors. Although we do not have a formal policy with regard to the consideration of diversity, when identifying and selecting director nominees, the Nominating, Environmental, Social and Corporate Governance Committee also considers the impact a nominee would have in terms of broadening the range of professional experience, skills, backgrounds, viewpoints and areas of expertise represented on our Board of Directors. The Nominating, Environmental, Social and Corporate Governance Committee also considers the independence, financial literacy and financial expertise standards required by our committee charters and applicable laws, rules and regulations, and the ability of the candidate to devote the time and attention necessary to serve as a director and a committee member.

Identifying and Evaluating Nominees for Director. In the event that vacancies are anticipated or otherwise arise, the Nominating, Environmental, Social and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating, Environmental, Social and Corporate Governance Committee through current directors, professional search firms, stockholders or other persons. Candidates are evaluated at regular or special meetings of the Nominating, Environmental, Social and Corporate Governance Committee (or our independent directors) and may be considered at any point during the year.

Stockholder Nominees. Candidates for director recommended by stockholders will be considered by the Nominating, Environmental, Social and Corporate Governance Committee. Such recommendations should include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications for membership on our Board of Directors, information regarding any relationships between the candidate and our Company within the last three years and a written indication by the recommended candidate of the candidate's willingness to serve on our Board of Directors. Stockholder recommendations, with such accompanying information, should be sent to the attention of the Chair of the Nominating, Environmental, Social and Corporate Governance Committee at the address listed under "Information Concerning Solicitation and Voting — Contacting Ultra Clean."

Stockholders also may nominate directors for election at our annual meeting of stockholders by following the provisions set forth in our Amended and Restated Bylaws. The deadline and procedures for stockholder nominations are disclosed elsewhere in this proxy statement under the caption "Information Concerning Solicitation and Voting — Deadline for Receipt of Stockholder Proposals."

Director Compensation

The Compensation and People Committee reviews and determines the compensation for our non-employee directors with the assistance from our independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook") (prior to October 2024, our independent compensation consultant had been Semler Brossy Consulting Group, LLC). Since the election of our directors at the 2024 Annual Meeting of Stockholders, our non-employee directors earn the following twelve-months retainers for service on our Board of Directors and its standing committees:

- a $60,000 twelve-month cash retainer for service as a member of our Board of Directors

- an additional $70,000 twelve-month cash fee for serving as independent chair of our Board of Directors

- the following additional twelve-month cash retainers for service on the standing committees of our Board of Directors:

    - Audit Committee – $12,500 (or $35,000 for the chair)

    - Compensation and People Committee – $10,000 (or $20,000 for the chair)

    - Nominating, Environmental, Social and Corporate Governance Committee – $10,000 (or $20,000 for the chair).

No fee is paid for attendance at any Board of Directors or committee meeting. Cash retainers for Board and committee service are paid quarterly.

Annual Stock Awards. On an annual basis, each non-employee director is eligible to receive an annual award of restricted stock. On the date of our 2024 annual meeting of stockholders, each of our non-employee directors at such time was granted a restricted stock award with a value of approximately $160,000 (equating to 3,647 shares of our common stock based on the average price of our common stock during the 60 trading days preceding the grant date) that fully vests on the earlier of (i) the day before the 2025 Annual Meeting of Stockholders and (ii) May 22, 2025.

Initial Stock Awards. Upon joining the Board (other than at an annual meeting), each non-employee director is eligible to receive an initial award of restricted stock, in an amount equal to the value of the annual non-employee director award for such year, pro-rated based on the length of services provided from appointment to the Board until the following annual stockholder meeting. The restricted stock will become fully vested on the date of the annual stockholder meeting following such award.

The following table sets forth compensation for our non-employee directors for fiscal 2024. Our only employee director during fiscal 2024, Mr. Scholhamer, did not receive separate compensation for service as a director. Information on Mr. Scholhamer's compensation for fiscal 2024 is disclosed in the Summary Compensation Table below.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1][2] ($)	TOTAL ($)
Thomas T. Edman	92,500	168,382	260,882
Clarence L. Granger	130,000	168,382	298,382
David T. ibnAle	82,500	168,382	250,882
Emily M. Liggett	80,000	168,382	248,382
Ernest E. Maddock	102,500	168,382	270,882
Jacqueline A. Seto	90,000	168,382	258,382
Barbara V. Scherer	82,500	168,382	250,882

(1) The amounts shown are the grant date fair values for restricted stock awards granted in fiscal year 2024 computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on the day preceding the grant date. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) Messrs. Edman, Granger, ibnAle and Maddock and Mses. Liggett, Scherer and Seto each held an outstanding restricted stock award with respect to 3,647 shares of our common stock as of December 27, 2024.

Certain Relationships and Related Party Transactions

Related Person Transaction Policy. Our written Related Person Transaction Policy requires our Board of Directors or the Nominating, Environmental, Social and Corporate Governance Committee to review and approve all related person transactions. Our directors and officers are required to promptly notify our Chief Compliance Officer (currently our General Counsel) of any transaction which potentially involves a related person. Our Board of Directors or the Nominating, Environmental, Social and Corporate Governance Committee then considers all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to the Company, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person. Our Board of Directors or the Nominating, Environmental, Social and Corporate Governance Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders.

In fiscal 2024, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for fiscal 2025. We are asking you to ratify this appointment. Ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2025 requires the affirmative vote of the holders of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon. We do not anticipate any broker non-votes for this proposal, and abstentions will have the same effect as negative votes for this proposal. Although ratification is not required for us to retain PwC, in the event of a majority vote against ratification, the Audit Committee may reconsider its selection. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests. A representative of PwC is expected to be present at the annual meeting of stockholders, and will have the opportunity to make a statement if he/she desires to do so and is expected to be available to respond to appropriate questions.

Audit Fees

Set forth below are the aggregate audit fees incurred for the professional services provided by PwC in fiscal 2024 and by Moss Adams LLP, our former independent accounting firm, in fiscal 2023.

	FISCAL YEAR ENDED	
	DECEMBER 27, 2024	DECEMBER 29, 2023
Audit fees	$4,127,387	$6,375,950
Audit related fees	0	188,000
Tax Services	21,279	0
Other non-audit services	2,000	0
Total	$4,150,666	$6,563,950

Audit fees consist of fees billed, or to be billed, for services rendered to us and our subsidiaries for the audit of our annual financial statements and internal control over financial reporting, reviews of our quarterly financial statements included in our quarterly reports on Form 10-Q and audit services provided in connection with other statutory and regulatory filings. Audit related fees for 2023 consisted of fees billed for services rendered to us for employee benefit plans and certain due diligence projects. Fiscal year 2023 Audit Fees have been updated to include final fees incurred. In 2024, tax fees consistent of services rendered for tax consulting and planning services and other non-audit services relate to access to an online accounting research software application.

Preapproval Policy of Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy requires that the committee preapprove audit and non-audit services to be provided by our independent auditors before the auditors are engaged to render services. The Audit Committee may delegate its authority to pre-approve services to one or more Audit Committee members; provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

All services described above were pre-approved in accordance with the Audit Committee's pre-approval policies.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2025.**

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this report of the Audit Committee of our Board of Directors shall not be deemed "filed" with the Securities and Exchange Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The Audit Committee represents and assists the Board in fulfilling its responsibilities relating to the integrity of the Company's financial statements. Areas of responsibility include evaluating audit performance and managing relations with our independent registered public accounting firm. The committee also monitors the activities and performance of the Company's internal audit function, including scope of reviews, staffing levels, and reporting and follow-up procedures. As they pertain to the integrity of the Company's financial statements, the Audit Committee also oversees policies and results with respect to risk assessment and risk management, including risks related to data protection and cybersecurity. In addition, the Audit Committee oversees the Company's internal ethics and compliance program and receives quarterly reports from the Ethics and Compliance Officer. The key responsibilities of our Audit Committee are set forth in our Audit Committee's charter, which is available on our website at http://uct.com/investors/corporate-governance/. This report relates to the activities undertaken by the Audit Committee in fulfilling such responsibilities.

The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Our management has the primary responsibility for the financial statements and reporting process, including our systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the year ended December 27, 2024. This review included a discussion of the quality and the acceptability of our financial reporting and internal control over financial reporting, including the clarity of disclosures in the financial statements.

Over the course of fiscal year ended December 27, 2024, management successfully remediated 3 of the material weaknesses that were identified at the conclusion of fiscal year ended December 29, 2023. Additionally, management identified no new material weaknesses during the fiscal year ending December 27, 2024. To address the remaining material weaknesses identified at the conclusion of fiscal year ended December 29, 2023, management will continue to execute on the comprehensive remediation roadmap that it developed in conjunction with a nationally recognized consulting firm and the Company's auditors. The Audit Committee will continue to closely monitor progress against this plan.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Commission. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee discussed with the independent registered public accounting firm such auditors' independence from management and Ultra Clean, including the matters in such written disclosures required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence.

The Audit Committee further discussed with our independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss any significant matters regarding internal control over financial reporting that have come to their attention during the audit, and to discuss the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to our Board of Directors and our Board of Directors approved that the audited financial statements and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" be included in the Annual Report on Form 10-K for the year ended December 27, 2024, as filed with the Securities and Exchange Commission on February 25, 2025.

Members of the Audit Committee

Ernest E. Maddock, Chair
Barbara V. Scherer
Thomas T. Edman
David T. ibnAle

PROPOSAL 3: ADVISORY VOTE APPROVING THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

This proposal provides you with an opportunity to cast a non-binding, advisory vote approving the fiscal 2024 compensation of our named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC in this proxy statement, including the "Compensation Discussion and Analysis," the compensation tables and other narrative executive compensation disclosures. We expect to hold a non-binding advisory vote on executive compensation annually until our next non-binding advisory vote on the frequency of stockholder advisory votes on executive compensation, which is required no later than our 2029 Annual Meeting of Stockholders. Abstentions will have the same effect as negative votes for this proposal, and broker non-votes will have no effect on the outcome of this proposal.

As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate and retain our named executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of specific short-term and long-term goals. We believe our 2024 executive compensation is appropriate. Please see the "Compensation Discussion and Analysis" beginning on page 26 for additional details about our executive compensation philosophy and programs, including information about the fiscal 2024 compensation of our named executive officers. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation principles and practices and the fiscal 2024 compensation of our named executive officers.

As an advisory vote, this proposal is not binding on us or our Board of Directors. The Compensation and People Committee and our Board of Directors value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions.

Board Recommendation

 **Our Board of Directors recommends that you vote "FOR" the approval of the non-binding advisory vote on compensation of our named executive officers for fiscal 2024 as disclosed pursuant to the compensation disclosure rules of the SEC, which disclosure includes the "Compensation Discussion and Analysis," the compensation tables and other narrative executive compensation disclosures in this proxy statement.**

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis, or CD&A, describes and analyzes our executive compensation philosophy and program in the context of decisions made and compensation paid for the performance in 2024, the last fiscal year, to our Chief Executive Officer, Chief Financial Officer, and each of our three next highest paid executive officers (collectively referred to as our "named executive officers" or "NEOs"). Our NEOs for fiscal 2024 were:

NAME	AGE	POSITION
James P. Scholhamer[1]	58	Chief Executive Officer & Director
Sheri L. Savage	54	Chief Financial Officer and Senior Vice President of Finance
Harjinder Bajwa[2]	58	Chief Operating Officer
Christopher S. Cook	56	President, Products Division
Jeffrey L. McKibben	62	Chief Information Officer

(1)   Mr. Scholhamer resigned, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors. Clarence Granger, the Company's Chairman, has served as the Company's interim Chief Executive Officer since that time.

(2)   Mr. Bajwa was hired in June 2024.

Fiscal 2024 Performance and Compensation Highlights

Despite the operational challenges associated with supply chain disruptions induced by excess inventory accumulated by our customers, we delivered strong financial and market performance.

Performance Highlights:

- Achieved revenue of $2.1 billion in 2024, an increase of 20.9% year-over-year.

- Non-GAAP operating margin was 6.9% in 2024, compared to 4.9% in 2023.

- Non-GAAP EPS was $1.44 in 2024, compared to $0.56 in 2023. As of December 27, 2024, UCT had $313.9 million in cash and cash equivalents.

There were no changes made to our annual or long-term incentive program design for 2024. Below is a summary of key compensation decisions as well as incentive program outcomes for 2024.

Compensation Highlights:

- Our annual cash incentive outcomes for FY2024 were paid based on revenue, operating results and execution against strategic objectives. These cash payouts ranged from 101% to 108% of target for the NEOs, and on average, 106% of target.

- Base salary increases for the non-CEO NEOs ranged from 3.5% to 4% to more closely align them with market median levels, and the CEO received a 4.5% increase.

- There was no increase in the target annual cash incentive for any of the NEOs; target bonus opportunities remain between 60% and 110% of base salary.

- The total target compensation (defined as the sum of base salary, target annual incentive and the equity grant value) increase for non-CEO NEOs ranged from 1.8% to 5.8%[1], and increased for our CEO by 6.3%, to similarly align with competitive median levels and internal equity considerations.

- We continued to rely on performance-based equity as a key part of our long-term incentive program with a 55% mix for our CEO, 50% mix for Chief Financial Officer, Chief Operating Officer and Chief Information Officer and 25% for Mr. Cook. Based on the pre-determined calculation criteria set forth in our long-term incentive program, our performance-based equity payout for the equity granted in 2022, which measured performance from 2022 to 2024, vested at 0%.

(1)   Excludes Harjinder Bajwa as his hire date was in fiscal 2024.

Governance and Executive Pay Policies and Practices

The Company is committed to responsible executive compensation and governance practices that support our business and talent strategies to compete in the semiconductor industry while also aligning with prevailing governance practices. The following list contains items that we believe are in the shareholder's best interest and practices that we avoid due to the potential for a misalignment between pay and performance:

WHAT WE DO	WHAT WE DO NOT DO
✓ Conduct an annual compensation review	✗ No excessive perquisites or benefits
✓ Conduct an annual Say-on-Pay advisory vote	✗ No excise tax gross-ups
✓ Conduct an annual compensation risk assessment	✗ No hedging or pledging of equity holdings
✓ Utilize an independent compensation consultant	✗ No stock option repricing
✓ Balance performance metrics in incentive plans	✗ No single-trigger change in control benefits
✓ Deliver more than 50% of CEO equity in PSUs	
✓ Utilize relative performance in PSUs	
✓ Provide market competitive severance benefits	
✓ Maintain stock ownership guidelines	
✓ Have the ability to clawback incentive payments	
✓ Incorporate an average of 75% of "at risk" compensation for executive officers	

Overview of Compensation Program and Philosophy

As a general principle, the Company seeks to tie executive compensation closely with the Company's performance. When assessing our compensation programs, our Compensation and People Committee relies on three guiding principles:

1. Attract, reward, and retain executive officers and other key employees to help drive our business forward. More specifically, we compete for key talent with other companies in the semiconductor sector, and the competition is high. Further, we are in regular talent competition with other technology companies outside of the semiconductor sector, which puts upward pressure on pay opportunities – particularly long-term, equity incentive values.

2. Motivate key employees to achieve goals using individual performance goals combined with a balanced scorecard approach at the corporate, business unit and operational levels that enhance stockholder value. These corporate goals track with our longer-term objective of profitable growth and market share gains. Our corporate goals also addressed the integration of newly acquired businesses and key talents.

3. Promote pay for performance, internal compensation equity and external competitiveness.

To meet these objectives, we have historically adopted the following long-term compensation policies:

*   Pay compensation that is competitive with the practices of similarly situated electronics manufacturing services (EMS) companies and the practices of similar companies noted in industry surveys; and

*   Pay for performance by:

    *   offering short-term cash incentive opportunities upon achievement of performance goals we consider challenging but achievable; and

    *   providing significant, long-term equity incentive opportunities in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning the interests of our executive officers with those of our stockholders.

Our Compensation and People Committee considers these policies in determining the appropriate allocation of base salaries, annual cash incentive compensation, long-term equity-based compensation, and other benefits. Other considerations include our business objectives and environmental, fiduciary and corporate responsibilities (including internal compensation equity considerations and affordability), competitive practices and trends, regulatory requirements, and the mitigation of risks associated with these policies. Like most companies, we use a combination of fixed and variable compensation programs to reward and incentivize strong performance, as well as to align the interests of our executive officers with those of our stockholders. In determining the particular elements of compensation that will be used to implement our overall compensation policies, the Compensation and People Committee takes into consideration a number of factors related to corporate and individual performance, as further described below, as well as competitive practices among our peer group.

Our Board of Directors and Compensation and People Committee have a long-standing practice of generally aligning target compensation opportunities at or around the median of comparable companies for each element of our compensation program. The Compensation and People Committee believes that targeting overall, and each element of, compensation at or around the market median will enable us to remain competitive in attracting and retaining qualified executive officers while avoiding paying amounts in excess of what we believe is necessary to attract and retain such executive officers. Our Compensation and People Committee also retains the discretion to target compensation for specific individuals above or below median based on a variety of additional factors, including Company and individual performance.

Process for Determining Executive Compensation

Each year, our Compensation and People Committee, together with our senior management team, establishes performance targets for short-term and long-term incentive plans that require the achievement of significant financial results. Each year, our Compensation and People Committee determines compensation by assessing prior year performance against these established financial targets, as well as other factors such as the compensation paid by comparable companies (which may include comparisons to companies in broad-based compensation surveys or, for fiscal 2024, our peer group), achievement of strategic objectives, improvements in market share and the professional development and potential of individual officers. Ultimately, the amount of compensation awarded to our executive officers is determined based on performance and what our Compensation and People Committee believes is in the best interests of our stockholders.

The Compensation and People Committee meets with our Chief Executive Officer and other executives, including our Chief Human Resources Officer, as necessary, to obtain recommendations with respect to Company compensation programs, practices, and packages. The Chief Executive Officer, in consultation with our Chief Human Resources Officer, makes recommendations to the Compensation and People Committee on executive performance, base salary, annual bonus targets and equity compensation for the executive team and other employees, other than himself. Our Chief Human Resources Officer also meets directly with the Compensation and People Committee (including outside the presence of our Chief Executive Officer) to assist the Compensation and People Committee in its decision-making process, including its analysis of third-party industry surveys and other data on executive compensation. Although the Compensation and People Committee considers management's recommendations with respect to executive compensation, the Compensation and People Committee makes all final decisions on executive compensation matters.

Our Chief Executive Officer and Chief Human Resources Officer attend most of the Compensation and People Committee's meetings, but the Compensation and People Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation and People Committee deliberates and makes decisions with respect to performance and compensation without the Chief Executive Officer and the Company's other executives present. The Compensation and People Committee has the ultimate authority to make decisions with respect to the compensation of our executive officers, but may, if it chooses, delegate some of its responsibilities to subcommittees. The Compensation and People Committee has not in the past delegated authority with respect to the compensation of executive officers.

The Compensation and People Committee initially engaged Semler Brossy as its outside compensation consultant in 2019 to provide an independent review of the Company's executive compensation program, including an analysis of both the competitive market and the design of our compensation programs. Semler Brossy continued to provide advice and recommended a course of action for fiscal year 2024. More specifically, Semler Brossy advised the Compensation and People Committee on the designation of peer group companies, evaluated the final list of peer companies approved by the Compensation and People Committee and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executive officers. Semler Brossy also furnished the Compensation and People Committee with reports on peer company practices relating to the following matters: short-term and long-term compensation program design; equity compensation; retention value of current equity holdings; target incentive opportunities; and compensation trends. In addition, Semler Brossy assisted the Compensation and People Committee with its CEO pay ratio analysis and provided our Compensation and People Committee assistance in developing our Compensation Discussion and Analysis in this proxy statement. Semler Brossy attended meetings of the Compensation and People Committee regarding executive compensation and communicated with the chair of the Compensation and People Committee outside of meetings. The consultant reported to the Compensation and People Committee rather than to management, although the consultant met with management from

time to time for purposes of gathering information on proposals that management made or may make to the Compensation and People Committee. The Compensation and People Committee has the authority to replace the compensation consultant or hire additional consultants at any time.

Semler Brossy provided analyses and recommendations that inform the Compensation and People Committee's decisions, but it did not decide or approve any compensation decisions. Except for the Company's subscription to certain compensation survey data, Semler Brossy had not provided any services to the Company other than to the Compensation and People Committee and received compensation from the Company only for services provided to the Compensation and People Committee. Our Compensation and People Committee assessed the independence of Semler Brossy pursuant to SEC and Nasdaq rules and concluded that Semler Brossy is independent and that Semler Brossy's work has not raised any conflict of interest.

In October 2024, the Compensation and People Committee engaged FW Cook to be its compensation consultant on a go-forward basis. Since the date of engagement, FW Cook conducted executive and non-employee director market assessments, conducted a review of the Company's executive compensation benchmarking peer group and consulted on executive compensation related trends, in all cases to support the compensation planning process for 2025. As part of the transition process, the Compensation and People Committee assessed the independence of FW Cook pursuant to SEC and Nasdaq rules and concluded that FW Cook is independent and that their work for the Compensation and People Committee does not raise any conflict of interest.

Compensation Structure

The following are the primary elements of our executive compensation program:

(i) base salary;

(ii) cash-based annual incentive opportunities;

(iii) equity-based long-term incentives (both time-based and performance-based); and

(iv) retirement and welfare benefit plans, including a deferred compensation plan, a 401(k) plan, limited executive perquisites and other benefit programs generally available to all employees.

Pay Mix. We have selected the foregoing compensation elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation policy. For example, base salary and cash-based annual incentive target percentages are set with the goal of attracting employees and adequately compensating and rewarding them for their individual performance, level of responsibility, experience, and the Company's annual financial results, while our equity compensation programs are geared toward providing long-term incentives and rewards for the achievement of long-term business objectives and retaining key talent. We believe that these elements of compensation, when combined, are effective in achieving the objectives of our compensation program. The charts below depict the allocation of fixed versus ''at-risk'' pay for the total target compensation for our NEOs in 2024:

CEO Target Pay Mix


Long-Term
Equity
Incentive
72%
Base
Salary
14%
Short-Term
Cash
Incentive
15%
87% of Pay 'At Risk'

Other NEOs Average Target Pay Mix


Long-Term
Equity
Incentive
54%
Base
Salary
27%
Short-Term
Cash
Incentive
19%
73% of Pay 'At Risk'

The Compensation and People Committee reviews base salary, cash-based incentive program and equity-based long-term incentive program on at least an annual basis. Other programs are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of an executive's compensation package. In setting compensation levels for a particular executive, the Compensation and People Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive's past and expected future contributions to our business.

Our Compensation and People Committee believes that the particular elements of compensation identified above produce a well-balanced mix of both fixed and at-risk compensation that collectively promote retention value and provide each executive officer with both short-term and long-term performance incentives. Base pay provides the executive

officer with a measure of security as to the minimum level of compensation he or she will receive while the annual and long-term incentive components motivate the executive officer to focus on the business metrics that will maximize company performance over the long term. Our Compensation and People Committee believes that this approach will yield increases in stockholder value, provide an appropriate reward for our executive officers, and reduce the risk of loss of executive officers to competitors.

While each element of our compensation program is intended to motivate and encourage employees at all levels to drive performance and achieve superior results for our stockholders, each element is weighted differently for each of our NEOs based on the employee's position and ability to impact our financial results. In general, the percentage of at-risk pay – or pay based on the performance of the executive against corporate or individual goals, or that is based on the performance of our trading price – increases with job responsibility. This balance is intended to offer an opportunity for gain in the event of successful performance, matched with the prospect of less compensation when performance falls short of established financial and/or stockholder return targets.

Compensation Levels and Market Competitiveness. Overall compensation targets for executive officers are determined based on one or more of the following factors: the individual's duties and responsibilities within our global Company; the individual's experience and expertise; the compensation levels for the individual's peers within our Company; compensation levels for similar positions in our industry or in the technology industry more generally; performance of the individual and our Company as a whole; and the levels of compensation necessary to recruit new executive officers. For fiscal 2024, our Compensation and People Committee reviewed the compensation of our executive officers and compared it with both that of our 2024 peer group and broader, composite global technology industry market survey data from the Radford Global Technology Survey.

For purposes of fiscal 2024 compensation decisions, Semler Brossy advised the Compensation and People Committee in October 2023 (based on publicly available data at such time) on the designation of peer group companies, using the following criteria: companies in the semiconductor and semiconductor equipment sectors and electronic manufacturing services and electronic equipment and instruments industries, companies with comparable revenues for the trailing 12 months and market capitalization to ours, and other companies selected by shareholder advisory services, as well as other qualitative factors. For the 2024 peer group, the median revenue and market capitalization as of October 2023 was $1.3 billion and $1.9 billion, respectively, versus $2.1 billion and $1.6 billion, respectively, for the Company. To develop a competitive market composite for our NEOs, Semler Brossy weighted composite market survey data, derived from both peer survey and general technology industry survey data, equally with named peer proxy data.

This resulted in a peer group that included companies which, along with the broader survey data discussed above, were used for assessing our competitive market positioning in 2024 (collectively, the "Compensation Peer Group") as set forth below:

- Advanced Energy Industries (AEIS)
- Alpha & Omega Semiconductor (AOSL)
- Benchmark Electronics (BHE)
- Cohu (COHU)
- Diodes (DIOD)
- Fabrinet (FN)
- FormFactor (FORM)
- Ichor (ICHR)
- Kimball Electronics (KE)
- Kulicke and Soffa Industries (KLIC)

- Methode Electronics (MEI)
- MKS Instruments (MKSI)
- Onto Innovation (ONTO)
- OSI Systems (OSIS)
- Photronics (PLAB)
- Plexus (PLXS)
- Semtech (SMTC)
- SMART Global Holdings (SGH)
- Synaptics (SYNA)
- TTM Technologies (TTMI)

This Compensation Peer Group is not used for purposes of analyzing the Company's stock price performance as compared to the Nasdaq Composite Index and the RDG Semiconductor Composite Index. For further information regarding the Company's cumulative total and relative stockholder return, see our graph included in our Annual Report on Form 10-K for the year ended December 27, 2024.

As discussed above, our Compensation and People Committee has a long-term practice of targeting the compensation levels of our executive officers at or around the median of the compensation of comparable officers at comparable companies, as derived from peer group data and broader composite survey data. Our Compensation and People Committee may vary from this target range for various elements of compensation depending on the executive officer's job performance, skill set, level of responsibility, prior compensation, and business conditions, or for other reasons. Any significant variations of our fiscal 2024 pay decisions as compared to long-term targeted levels are further discussed below.

2024 Say-on-Pay Results

At our 2024 Annual Meeting of Stockholders, the stockholders approved, with 92% of the votes cast, our non-binding, advisory vote on our fiscal 2023 executive compensation program ("say-on-pay"). Executive compensation decisions for fiscal 2024 and other details are discussed below in this compensation discussion and analysis.

Based on the results of a separate non-binding advisory shareholder vote on the frequency of future shareholder advisory votes regarding the compensation program for our named executive officers held at our 2024 Annual Meeting of Stockholders, our Board determined that we will continue to hold our say-on-pay vote on an annual basis.

Cash Compensation

Base salaries and cash-based annual incentives are a significant portion of our executive compensation package. We believe this cash compensation helps us remain competitive in attracting and retaining executive talent. Cash incentives are also paid in order to motivate officers to achieve our business goals.

Base Salaries. Base salaries, and any increases or decreases to those levels for each executive officer, are reviewed and approved each year by our Compensation and People Committee. Such adjustments may be based on factors such as the overall performance of our Company, new roles and responsibilities assumed by the executive officer, the performance of the executive officer's area of responsibility, the executive officer's impact on strategic goals, the length of service with our Company, or revisions to or alignment with our long-term compensation philosophy. The Compensation and People Committee also takes into account the cyclical nature of our business (which results from the industries we serve (in particular the semiconductor industry) being highly cyclical, with recurring periods of over-supply of products), the state of our industry and the economy in general. However, there is no specific weighting applied to any one factor in setting the level of base salary, and the process ultimately relies on the subjective exercise of our Compensation and People Committee's judgment. Although salaries were targeted at or around the median of market data, our Compensation and People Committee also took into account historical compensation, internal parity with other executives, potential as a key contributor, and special recruiting and retention situations. The 2024 base salaries for our NEOs shown in the table below were generally within range of the market median.

In February of 2024, our Compensation and People Committee approved base salary increases for our NEOs as set forth in the table below:

NAME	BASE SALARY		
	2024 ($)	2023 ($)	Y/Y CHANGE (%)
James P. Scholhamer	810,000	775,000	4.5
Sheri L. Savage	572,000	550,000	4.0
Harjinder Bajwa[1]	550,000	—	—
Christopher S. Cook	520,000	500,000	4.0
Jeffrey L. McKibben	455,400	440,000	3.5

(1) Year-over-year data is unavailable as this is the first year of employment at the Company.

In fiscal 2024, the Compensation and People Committee determined to increase the base salary of our NEOs, ranging from 3.5% to 4.5%, as part of the Compensation and People Committee's long-term goal of more closely aligning our NEOs' base salary with the market and to recognize each of our NEOs' performance in their respective roles.

Our base salary levels were also set after considering the significance of the roles of these executives in our overall management for fiscal 2024 and the Compensation and People Committee's determination of the correlation of their responsibilities with our overall corporate operating needs. Overall, the Compensation and People Committee determined that the base salary levels/increases were consistent with the Company's overall compensation objectives and were appropriate to retain our executives at a point in time at which the Company had achieved strong results in fiscal 2024

Fiscal 2024 Cash Incentive Bonuses. On February 15, 2024, the Compensation and People Committee approved target incentive cash compensation for our executive officers for 2024 under our management bonus plan (the "Management Bonus Plan"). The Company's executive officers were eligible to participate in the Management Bonus Plan, which provided for the opportunity to earn semi-annual and annual bonuses based on corporate and individual performance during the fiscal year. Bonuses under the Management Bonus Plan are based on each executive officer's annual target cash incentive opportunity (established as a percentage of each executive officer's base salary, referred to as the "Target Bonus").

For each executive officer, 85% of the cash bonus opportunity under the Management Bonus Plan can be earned from 0% to 200% of the Target Bonus based on performance of the Company against corporate goals and objectives as approved by the Compensation and People Committee for the applicable measurement period, 55% of which was based on financial and operating performance measured quarterly and paid out semi-annually, and 45% of which was based on annual corporate goals and objectives and paid out annually. In addition, for each executive officer, the remaining 15% of their cash bonus opportunity under the Management Bonus Plan can be earned from 0% to 100% of the Target Bonus based on their individual performance against individual goals approved by the Compensation and People Committee, measured and paid out annually. The Compensation and People Committee may increase or decrease bonuses calculated under the Management Bonus Plan at its discretion based on corporate or individual performance.


NEO Target Bonus Opportunity
X
85% Weighting: Corporate Goals
Payout Range 0% to 200% of Target
45% tied to Annual Goals
55% tied to Quarterly Goals
15% Weighting: Individual Goals
Payout Range 0% to 100% of Target
100% tied to Annual Goals

Corporate goals and objectives under the Management Bonus Plan may include goals and objectives relating to operational performance (e.g., quality and delivery performance), growth, implementation of strategic programs, financial results as compared to the Company's operating plan or other benchmarks, and human resource initiatives. Individual goals and objectives were tailored to each executive officer's position and are designed to award performance based on the individual's contribution to the Company's growth, financial performance, structural organization and achievement of strategic initiatives.

Target Bonus opportunities under the Management Bonus Plan are reviewed and approved on an annual basis for each named executive officer and established based on market data, role and level of responsibility and other individual factors specific to each executive officer. As discussed earlier, there were no changes to the target bonus percentages for any of the NEOs for fiscal 2024, which were as follows:

	TARGET BONUS AS A PERCENTAGE OF BASE SALARY	
NAMED EXECUTIVE OFFICER	2024 (%)	2023 (%)
James P. Scholhamer	110	110
Sheri L. Savage	85	85
Harjinder Bajwa[(1)]	85	—
Christopher S. Cook	60	60
Jeffrey L. McKibben	60	60

(1) Hired in fiscal 2024.

Under the Management Bonus Plan, each executive officer's annual incentive payout cannot exceed 185% of the executive officer's Target Bonus over the applicable bonus period, without the approval of the Compensation and People Committee.

At the beginning of each year, the Compensation and People Committee reviews and establishes (a) quantitative corporate goals for the first half of the year and the full year and (b) a combination of quantitative and qualitative individual performance goals for the full year. Then, in July of each year, the Compensation and People Committee reviews and establishes quantitative corporate goals for the second half of the year for the relevant portion of the cash incentive compensation. The original first half and annual corporate goals remain unchanged. The Compensation and People Committee utilizes this approach to find a reasonable balance between having an annual program but allowing for some flexibility to determine second half goals, in order to account for the current state of the business and the Company's industry, including the changes in business outlook of the Company's major customers.

The Compensation and People Committee believe that the goals are rigorous yet attainable to drive overall Company performance and remain appropriate throughout the year when the sector is experiencing heightened levels of volatility. At the end of each performance period, the Compensation and People Committee reviews the performance against the pre-determined threshold, target, and maximum goals.

For fiscal 2024, bonuses earned by our named executive officers under the Management Bonus Plan were as follows:

NAMED EXECUTIVE OFFICER[1]	2024 CASH INCENTIVE BONUS				2024 TARGET[2] ($)	2024 ACHIEVEMENT (%)	2023 ACHIEVEMENT (%)
	1H ($)	2H ($)	ANNUAL ($)	TOTAL ($)			
James P. Scholhamer	326,166	195,428	419,280	940,874	881,375	106.8	95.5
Sheri L. Savage	178,380	106,641	229,046	514,066	481,525	106.8	95.0
Harjinder Bajwa[3]	0	102,539	133,761	236,300	233,750	101.1	—
Christopher S. Cook	114,468	68,433	150,472	333,373	309,000	107.9	95.8
Jeffrey L. McKibben	100,467	59,931	123,439	283,837	270,930	104.8	94.4

(1) The Management Bonus Plan for 2024 included semi-annual bonus opportunities based on Company financial and operational metrics, and a separate annual bonus opportunity based on additional annual Company financial and operational metrics and individual goals.

(2) Target incentive cash compensation was calculated based on the Target Bonus as a Percentage of Base Salary table above and the executive officer's base salary for 2024 as set forth in the Base Salary table above.

(3) Hired in 2024.

Quarterly achievement of corporate goals and objectives for our NEOs for 2024 was determined based on a corporate scorecard approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. These quarterly corporate goals and objectives were set based on key performance indicators for (i) quality and delivery performance as measured by customer scorecards, various internal quantitative quality and delivery metrics and qualitative assessments of customer satisfaction and (ii) financial performance, as measured by the Company's actual revenue and free cash flow against the Company's annual operating plan for 2024, which is updated for the second half of the year. Each of these goals was considered challenging but achievable at the time they were established.

Annual achievement of corporate goals and objectives for our NEOs for 2024 was also determined based on a corporate scorecard approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. These annual corporate goals and objectives were based on key performance indicators for (i) the achievement of operational performance goals, including continuous improvement in quality, delivery, safety and customer perception of UCT's operational performance, (ii) growth, measured by the Product division's revenue growth as compared to the overall market for wafer fab equipment growth, and Services division's revenue growth from integrated device manufacturers as compared to the overall market for wafer start growth, (iii) the achievement of key strategic programs for the Company in 2024, including to grow strategic engagement and design win with customers' technology, product and operational roadmap, (iv) the achievement of key human capital strategic goals, including employee engagement to improve productivity, engagement and retention, (v) compliance and audit, work cross functionally to structure a robust IT General Controls/Segregation of Duty structure that will be used in 2025 Financial/Controls Audit, and (vi) financial performance, measured by revenue, operating margin and free cash flow against the Company's annual operating plan for 2024, capital expense control and payment terms management.

Annual achievement of individual goals and objectives for our NEOs for 2024 was determined based on an individual scorecard for each NEO approved by the Compensation and People Committee at the time of the adoption of the Management Bonus Plan. Each of these goals was considered challenging but achievable at the time they were established.

The Compensation and People Committee determined that the above goals and objectives for the 2024 Management Bonus Plan were appropriate to drive successful execution of specific, near-term strategic objectives for the Company, enhance accountability, and continue to emphasize the Company's financial performance during the fiscal year in the achievement of annual cash incentive bonuses, while at the same time balancing near-term financial performance with strategic and operational objectives that would support the Company's long-term growth and long-term strategies.

After each quarterly period of fiscal 2024, the Compensation and People Committee reviewed actual corporate performance against the quarterly corporate scorecards, and in February 2025, the Compensation and People Committee reviewed actual corporate performance for fiscal 2024 against the annual corporate scorecards. The Compensation and People Committee approved payouts under the Management Bonus Plan for each semi-annual period in fiscal 2024 and for the annual 2024 period consistent with the Company's scorecard achievement.

In February 2025, the Compensation and People Committee also reviewed each of our NEOs' actual individual performance against the annual individual scorecards. Following this review, the Compensation and People Committee determined to award our Chief Executive Officer an annual individual bonus equal to 13% (out of 15%) of his Target Bonus based on his achievement of individual goals. The Compensation and People Committee determined to award our

Chief Financial Officer an annual individual bonus equal to 13% (out of 15%) of her Target Bonus based on her achievement of individual goals. The Compensation and People Committee also determined to award our other NEOs additional annual individual bonuses ranging from 11% to 15% (out of 15%) based on their achievement of individual goals.

Our Compensation and People Committee invests significant time determining the financial and non-financial targets for the Company's Management Bonus Program. In general, management makes the initial recommendation for the financial and non-financial targets based upon the Company's annual Board-approved operating plan and other strategic goals and objectives, as well as the bonus opportunity for each officer, and these recommendations are reviewed and discussed by the Compensation and People Committee and its advisors. The major factors used in setting one or more targets for a particular year are the results for the most recently completed year and the annual operating plan for the current year. Other factors considered may include general economic and market conditions. Overall, the Compensation and People Committee seeks to tie a significant proportion of cash compensation to performance, while factoring in the Company's current and expected financial results given current and expected business conditions and the cyclical nature of the semiconductor equipment industry. The Compensation and People Committee also recognizes that the Management Bonus Plan provides increased cash payments to our executives if we achieve results above targets, providing our executives an opportunity to achieve higher cash compensation for performance above expectations. We intend for the performance goals to be challenging but achievable and to reflect strong corporate performance.

Semi-annual bonuses under the Management Bonus Plan are calculated and paid on a semi-annual basis, subject to the employee's continued service with the Company through the applicable payment date, which the Company believes to have a positive effect on employee morale.

Equity Compensation

Our equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating a long-term incentive for our executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our executive officers to remain employed with us in a very competitive labor market. The Compensation and People Committee regularly monitors the changes in the business environment in which we operate and periodically reviews changes to our equity compensation program to help us meet our goals, which include the achievement of long-term stockholder value.

Types of Equity Awards. In fiscal 2024, consistent with recent years, we granted our NEOs a combination of time-based and performance-based restricted stock units, or RSUs and PSUs.

Mix of Performance versus Time-based "Refresh" Grants. The mix of time-based and performance-based awards for grants made in April 2024 were generally consistent with 2023. In allocating equity awards between time-based and performance-based awards, the Compensation and People Committee considers each NEO's level of responsibility, and the relationship between that NEO's performance and our common share price. The Compensation and People Committee determined that 55% of the annual "refresh" equity awards that were granted to our Chief Executive Officer and 50% to our Chief Financial Officer, Chief Operating Officer and Chief Information Officer would consist of performance-based awards because their roles focus more on overall corporate performance than our other NEOs.

Performance-Based Equity Design. The annual PSU award program was designed to consider multiple performance metrics over a three-year performance period. The vesting criterion for the PSU awards at the end of the three-year period is the Company's total GAAP revenue growth as compared to its peers, subject to modifications based on the Company's relative TSR performance as compared to its peers and the Company's operating EBITDA margin as compared to its operating plan. The overall program has a cap of 200% of target.

The Compensation and People Committee identified relative GAAP revenue growth as the primary metric for the new PSU design to focus attention on growing the business and driving behaviors to identify new avenues of growth, both organically and through strategic investments. Operating EBITDA margin remains a key priority for the business during a period of growth and relative TSR provides direct alignment with shareholders. The Compensation and People Committee selected the use of relative performance measurement for both revenue growth and TSR to ensure that the Company is gaining market share and outperforming peers and selected the use of absolute operating margin to provide better line of sight for the participating officers. The combination of the three metrics allows for a holistic review of overall company performance and focuses on overall top-line revenue growth while ensuring appropriate attention to operating margins and overall shareholder value.

For the relative revenue growth and relative TSR performance metrics, the Compensation and People Committee identified a separate group of performance peers (that includes US and non-US companies) exposed to similar dynamics within the semiconductor industry, many of whom were also identified by several shareholders as key competitors. Semler Brossy conducted extensive back-testing to understand any correlation and directional alignment across these metrics when calibrating the peer group. This resulted in a peer group that included the following companies (collectively, the "Performance Peer Group") with companies also included in the Compensation Peer Group identified with an (*):

- Advanced Energy Industries (*) (AEIS)
- Amkor (AMKR)
- Applied Materials (AMAT)
- ASM International (ASM)
- Axcelis Technologies (ACLS)
- Comet Holdings AG (COTN)
- Entegris (ENTG)
- FormFactor (*) (FORM)
- Ichor (*) (ICHR)
- KLA (KLAC)
- Kulicke and Soffa Industries (*) (KLIC)
- Lam Research (LRCX)
- MKS Instruments (*) ((MKSI)
- Nova Measuring Instruments (NVMI)
- Onto Innovation (*) (ONTO)
- PDF Solutions (PDFS)
- Photronics (*) (PLAB)
- Teradyne (TER)
- VAT Group AG (VACN)
- Veeco Instruments (VECO)

The relative revenue growth metric pays linearly out between 0% to 200% based on the Company's relative performance compared to the Performance Peer Group from the three-year period starting January 1, 2024 through December 31, 2026 based on the following schedule (linear interpolation applies between performance levels):

FY2024-FY2026 RELATIVE REVENUE POSITIONING	PAYOUT
Below 30th %ile	0%
30th %ile	50%
50th %ile	100%
80th %ile or above	200%

The absolute operating margin modifier can add or subtract 25% of target (not multiplicative) based on the Company's operating EBITDA margin performance compared to each annual operating plan within the three-year period. The performance for each year in the three-year period will be averaged to determine the final result based on the following schedule (results are not linearly interpolated):

FY2024-FY2026 AVERAGE OPERATING EBITDA MARGIN[1]	PAYOUT
More than +200 basis points improvement	+25%
Within -200 and 200 basis points improvement	0%
More than -200 basis point improvement	-25%

(1) See Appendix A for a reconciliation of GAAP to non-GAAP measures and for additional information about the non-GAAP measures we use in this proxy statement.

The relative TSR modifier can add or subtract 25% of target (not multiplicative) based on the Company's relative performance compared to the Performance Peer Group from the three-year period starting January 1, 2024 through December 31, 2026 based on the following schedule (results are not linearly interpolated):

FY2024-FY2026 RELATIVE TSR RANK (INCLUDING ULTRA CLEAN)	PAYOUT
Top Third (e.g., Rank 1 through 7)	+25%
Middle Third (e.g., Rank 8 through 15)	0%
Bottom Third (e.g., Rank 16 through 22)	-25%

In April 2024, the Compensation and People Committee granted the following long-term equity awards to our named executive officers:

NAME	TIME-BASED (# SHARES)	PERFORMANCE-BASED (# SHARES)	TOTAL (# SHARES)	VALUE OF TARGET ANNUAL EQUITY GRANT ($)[1]
James P. Scholhamer	44,398	54,264	98,662	4,280,000
Sheri L. Savage	17,289	17,289	34,578	1,500,000
Harjinder Bajwa[2]	26,791	26,791	53,582	2,400,000
Christopher S. Cook	15,560	5,186	20,746	900,000
Jeffrey L. McKibben	8,068	8,068	16,136	700,000

(1) The number of RSUs awarded to each of our executive officers was determined using a target dollar value, with the number of RSUs and PSUs granted to achieve such target dollar value based on the average closing price of the Company's common stock during the 60 business days prior to the grant date. The grant date for these awards was April 26, 2024, and the average closing price was $43.38.

(2) New hire grants were awarded in June 2024.

Size of FY2024 "Refresh." The number of equity awards the Compensation and People Committee granted to each executive officer in 2024 was determined based on a variety of factors, including each individual executive's job performance and his or her level of job responsibility. The Compensation and People Committee also considered the use of long-term equity awards as a means to retain and incentivize executives. The size of each equity award granted to a NEO in 2024 was determined based on target equity value rather than a target number of units. Accordingly, the number of equity awards granted was influenced by our stock price at the time the awards were granted.

The number and target value of the long-term equity granted to Mr. Scholhamer in fiscal 2024 was set at a target annual equity grant value of approximately $4.28 million. The $4.28 million annual grant represented a 7% increase for

Mr. Scholhamer compared to his $4 million fiscal 2023 equity grant, as part of the Compensation and People Committee's long-term goal of more closely aligning our Chief Executive Officer's equity awards with market levels, and also to recognize Mr. Scholhamer's sustained strong performance and significant contributions to our organization. The Compensation and People Committee also considered its long-term goal of setting grants at a level consistent with the median provided to comparable officers by members of our peer group in determining grants for our non-CEO NEOs for fiscal 2024 (and in the case of new hires, at levels competitive for such executives in the employment market), while at the same time considering the relative positions of each NEO within our global organization and past grant practices. The 2024 equity awards granted in April 2024 for our NEOs shown in the table above were all generally within targeted levels, as adjusted to maintain internal equity for NEOs with similar levels of responsibility within our Company.

The equity awards granted during fiscal 2024 to our NEOs are set forth in detail under "Grants of Plan-Based Awards" below.

Promotion and New Hire Grants. The Compensation and People Committee's policy has been to make promotion grants solely on a time-based vesting schedule to enhance retention.

Grant Practices. New item 402(x) of Regulation S-K requires us to discuss our policies and practices on the timing of awards of options (or similar awards) in relation to the disclosure by us of material nonpublic information. While we do not current grant options (or similar awards), we have implemented procedures to regularize our equity award grant process, by making new hire grants and annual executive grants on the same day each month. The Compensation and People Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Because our equity awards typically vest over multiple years, we believe recipients are motivated to see our stock price rise in the long-term rather than benefit from an immediate but short-term increase in the price of our stock following a grant.

2022 PSU Grants. On April 29th, 2022, the Compensation and People Committee granted a mix of RSUs and PSUs to the executive officers. The PSUs granted in 2022 did not result in any issuance of shares to executive officers. Based on the relative revenue performance detailed above, these PSUs were achieved at 0%. The Compensation and People Committee then applied the -25% modifier based on relative TSR company performance and did not have any modifier applied due to the performance on Operating Margin vs. plan. The combination of those calculations resulted in a 0% achievement. For purposes of the payout calculation, companies in the 2022 performance peer group that were either acquired, taken private, or have gone bankrupt were positioned at the bottom of the group on both relative revenue and relative TSR performance.

Other Benefit Plans

Deferred Compensation. We maintain a non-qualified deferred compensation plan, which allows eligible employees, including executive officers and directors, to voluntarily defer receipt of a portion of his/her salary and all or a portion of a bonus payment until the date or dates elected by the participant, thereby allowing the participating employee to defer taxation on such amounts. This plan gives highly compensated employees the opportunity to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) plan. We believe that deferred compensation is a competitive practice to enable us to attract and retain top talent. We do not make matching or other employer contributions to the deferred compensation plan because we believe the deferral opportunity is enough of a benefit on its own.

Executive Perquisites. We offer limited perquisites to our executive officers. In addition to health care coverage that is generally available to our other employees, our executive officers are eligible for annual physical examinations more extensive than under the Company's standard plans.

Other Benefits. We also offer a number of other benefits to the executive officers pursuant to benefit programs that provide for broad-based employee participation. For example, our retirement plan is a tax-qualified 401(k) plan, which is a broad-based employee plan. Under the 401(k) plan, all participating employees (including executive officers) are eligible to receive limited matching contributions that are subject to vesting over time.

The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Post-Termination Arrangements

Our post-termination arrangements with our NEOs are described in this proxy statement below. We believe the severance benefits under these agreements or policies are reasonable in amount and provide protection to key executive officers who would be likely to receive similar benefits from our competitors. The Compensation and People Committee reviews the potential costs and triggering events of employment and severance agreements and policies before approving them and will continue to consider appropriate and reasonable measures to encourage retention.

Compensation Recovery, or "Clawback" Policy

Our executive officers covered by Section 16 of the Exchange Act are subject to the Company's Compensation Recoupment Policy. The Compensation Recoupment Policy was adopted by the Board in compliance with Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules and took effect on October 19, 2023. It enables us, in the event that a material restatement of financial results is required, to recover excess amount of incentive-based compensation issued to covered individuals during any of the three fiscal years immediately preceding the date of such restatement. A copy of the Compensation Recoupment Policy is attached as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 27, 2024.

Stock Ownership Guidelines; Policy Against Hedging Transactions and Pledges

The Board of Directors has adopted stock ownership guidelines for our directors to more closely align the interests of our directors with those of our stockholders. The guidelines provide that each director should hold shares of our common stock with a value of at least 3X annual cash compensation, and that each director be allowed three years from the date such director joined our Board of Directors to accumulate such number of shares of our common stock. All of our Directors are currently in compliance with our stock ownership guidelines.

The Board of Directors has also adopted stock ownership guidelines for our Chief Executive Officer. The policy was amended in February 2020 to provide that our Chief Executive Officer should hold common stock with a value of at least 3X his or her base salary, and that he or she be allowed three years from the date such person becomes our Chief Executive Officer to accumulate such number of shares of our common stock. The amendment to the policy was intended to bring it in line with more contemporary governance and peer practices. Mr. Scholhamer, who was our Chief Executive Officer throughout 2024, remained in compliance with our stock ownership guidelines. Mr. Granger, our interim Chief Executive Officer, is currently in compliance with our stock ownership guidelines.

In October 2023, the Board also adopted stock ownership guidelines for the rest of our Section 16 officers, providing that the remaining Section 16 officers should hold common stock with a value at least equal to his or her base salary, and that he or she be allowed three years from the date such person becomes a Section 16 officer to accumulate such number of shares of our common stock. Our Section 16 officers are currently in compliance with our stock ownership guidelines.

The Company's Insider Trading Policy, which can be found on our website, provides that our securities shall not be made subject to hedge transactions or puts and calls. The Insider Trading Policy further prohibits any pledges of our securities by our directors and executive officers.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers and employees that are designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed with our Annual Report on Form 10-K as Exhibit 19.1. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in the Company's securities.

Compensation Consultant

The Compensation and People Committee determined to engage Semler Brossy with respect to fiscal 2024 executive officer and non-employee director compensation matters. Semler Brossy was retained by our Compensation and People Committee to provide an independent review of the Company's executive compensation programs, including an analysis of both the competitive market and the design of the programs for 2024. In addition, during 2024, Semler Brossy assisted the Compensation and People Committee with its CEO pay ratio analysis. Semler Brossy also furnished the Compensation and People Committee with reports on peer company practices relating to the following matters: short-term and long-term compensation program design; equity compensation; retention value of current equity holdings; target incentive opportunities; and compensation trends.

In October 2024, the Compensation and People Committee engaged FW Cook to be its compensation consultant on a go-forward basis. Since October 2024, FW Cook conducted executive and non-employee director market assessments, conducted a review of the Company's executive compensation benchmarking peer group and consulted on executive compensation related trends, in all cases to support the compensation planning process for 2025. FW Cook also provided our Compensation and People Committee assistance in developing our Compensation Discussion and Analysis in this proxy statement.

Accounting and Tax Considerations

In designing our executive compensation programs, the Compensation and People Committee generally considers the accounting and tax effects as well as direct costs. We recognize a charge to earnings for accounting purposes when equity awards are granted. The Compensation and People Committee considers the impact to dilution and overhang when making decisions pertaining to equity instruments.

We do not require executive compensation to be tax deductible for the Company, but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. This includes consideration of Section 162(m) of the Internal Revenue Code, which generally limits our ability to deduct compensation paid to each "covered employee" (as defined in the Internal Revenue Code) to the extent such individual's compensation exceeds $1 million in any one year.

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors of Ultra Clean Holdings, Inc. has reviewed and discussed the Compensation Discussion and Analysis, which appears in this proxy statement, with the management of Ultra Clean Holdings, Inc. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Ultra Clean Holdings, Inc.'s proxy statement.

Members of the Compensation and People Committee

Thomas T. Edman, Chair
David T. ibnAle
Emily M. Liggett
Jacqueline A. Seto

Summary Compensation Table

The following table shows compensation information for the three most recently completed fiscal years for our principal executive officer, our principal financial officer and our other three most highly compensated NEOs as of December 27, 2024:

NAME AND POSITION	YEAR	SALARY ($)	BONUS ($)[9]	STOCK AWARDS ($)[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	ALL OTHER COMPENSATION ($)	TOTAL ($)
James P. Scholhamer	2024	800,577		4,027,383	940,874	12,446[3]	5,781,280
Chief Executive Officer	2023	736,538		3,507,146	788,084	11,996	5,043,765
	2022	704,808		2,598,339	925,479	11,598	4,240,224
Sheri L. Savage	2024	566,077		1,411,474	514,066	10,499[4]	2,502,116
Chief Financial Officer and	2023	511,539		1,227,505	423,814	10,366	2,173,224
Senior Vice President of Finance	2022	489,231		1,342,217	485,484	8,967	2,325,899
Harjinder Bajwa[8]	2024	295,686	250,000	2,539,251	236,300	17,655[5]	3,338,892
Chief Operating Officer	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
Christopher S. Cook	2024	514,615		846,852	333,373	2,096[6]	1,696,936
President, Products Division	2023	484,615		701,395	281,626	2,075	1,469,712
	2022	343,385	100,000	687,795	275,742	1,058	1,407,980
Jeffrey L. McKibben	2024	451,254		658,672	283,837	8,799[7]	1,402,562
Chief Information Officer	2023	424,615		613,753	243,633	8,363	1,290,364
	2022	414,615		534,923	288,893	6,744	1,245,175

(1) Amounts shown do not reflect compensation received by the named executive officers. The amounts shown are the value for stock awards granted in the applicable fiscal year, based on the 60 trading days average price of our common stock preceding the grant date. The other valuation assumptions and the methodology used to determine such amounts are set forth in Note 1 of the Notes to our Consolidated Financial Statements included in our Form 10-K for the year ended December 27, 2024.

The value the NEOs will ultimately receive from their 2024 PSUs will depend on the performance requirements and the market price of Common Stock at the end of the three-year performance cycle. In fiscal year 2024, PSUs were granted to all NEOs. The amounts reported were calculated in accordance with ASC 718 and reflect the grant date fair value at target (100%). The minimum number of PSUs that can be earned at the end of the three-year performance cycle is 0% and the maximum is 200%. The grant date fair value for the PSUs awarded to Mr. Scholhamer, Ms. Savage, Mr. Bajwa, Mr. Cook and Mr. McKibben at the maximum payout of 200% is $4,430,113, $1,411,474, $2,539,251, $423,385, and $658,672, respectively.

The value the NEOs may receive from their RSUs will depend on whether the time-based vesting requirement is met and the market price of Common Stock on the vesting date. See Grants of Plan-Based Awards in Fiscal Year 2024 table for the number of RSUs granted in fiscal year 2024.

(2) Amounts consist of annual incentive bonuses earned in 2024.

(3) This amount consists of (a) matching contribution of $10,350 under the 401(k) Plan and (b) $2,096 in disability, accident, and life insurance premiums.

(4) This amount consists of (a) matching contribution of $8,402 under the 401(k) Plan and (b) $2,096 in disability, accident, and life insurance premiums.

(5) This amount consists of (a) matching contribution of $317 under the 401(k) Plan, (b) $1,087 in disability, accident, and life insurance premiums, and (c) 1,250 in health savings contributions. Harjinder Bajwa is on an ExPat assignment beginning Nov. 2024 and is enrolled on the MetLife/GeoBlue global healthcare plan (medical + dental + Employee Assistance Plan). These amounts (401k match, Disability/Life insurance premiums & Health Spending Account employer contributions) are based only on his US Payroll paid in USD. This amount also consists of $10,000 for housing and $5,000 for transportation.

(6) This amount consists of $2,096 in disability, accident, and life insurance premiums.

(7) This amount consists of (a) matching contribution of $6,769 under the 401(k) Plan and (b) $2,030 in disability, accident, and life insurance premiums.

(8) Harjinder Bajwa start date was June 10, 2024. Stock Awards reflect New Hire award amounts. Salary and Bonus do not reflect a full year.

(9) This amount consists of sign-on bonuses at the time of hire.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal 2024:

NAME	GRANT DATE	COMPENSATION COMMITTEE COMPENSATION ACTION DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLANS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS NUMBER OF STOCK OR UNITS (#)[3]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[4]
James P. Scholhamer			891,000	1,648,350	—	—	—	—	—
	4/26/2024	2/15/2024	—	—	13,566	54,264	108,528	—	2,215,056
	4/26/2024	2/15/2024	—	—	—	—	—	44,398	1,812,326
Sheri L Savage			486,200	899,470	—	—	—	—	—
	4/26/2024	2/15/2024	—	—	4,322	17,289	34,578	—	705,737
	4/26/2024	2/15/2024	—	—	—	—	—	17,289	705,737
Harjinder Bajwa			233,750	216,219	—	—	—	—	—
	6/28/2024	5/14/2024	—	—	6,698	26,791	53,582	—	1,269,625
	6/28/2024	5/14/2024	—	—	—	—	—	26,791	1,269,625
Christopher S. Cook			312,000	577,200	—	—	—	—	—
	4/26/2024	2/15/2024	—	—	1,297	5,186	10,372	—	211,693
	4/26/2024	2/15/2024	—	—	—	—	—	15,560	635,159
Jeffrey L. McKibben			273,240	505,494	—	—	—	—	—
	4/26/2024	2/15/2024	—	—	2,017	8,068	16,136	—	329,336
	4/26/2024	2/15/2024	—	—	—	—	—	8,068	329,336

(1) Reflects target at 100% and maximum annual incentive amounts pursuant to the Management Bonus Plan for fiscal 2024.

(2) Reflects performance-based restricted stock units. The amounts shown in the "Threshold", "Target", and "Maximum" columns reflect the payout opportunity associated with established levels of performance or achievement.

(3) Represents time-based stock units issued under our stock incentive plan.

(4) Under the terms of our stock incentive plan, fair market value is defined as the closing price on the day preceding the grant date. Our practice is for grants to be effective on the last Friday of the month in which the grant is approved.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the named executive officers as of December 27, 2024:

NAME	GRANT DATE	STOCK AWARDS RSU SHARES OR UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	MARKET VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
James P. Scholhamer	4/29/2022	12,116[2]	442,597	—	—
	4/28/2023	37,324[2]	1,363,446	68,426[2]	2,499,602
	4/26/2024	44,398[2]	1,621,859	54,264[2]	1,982,264
Sheri L. Savage	3/25/2022	2,053[6]	74,996	—	—
	4/29/2022	5,543[3]	202,486	—	—
	4/28/2023	14,515[4]	530,233	21,772[5]	795,331
	4/26/2024	17,289[8]	631,567	17,289[9]	631,567
Harjinder Bajwa[10]	6/28/2024	26,791[7]	978,675	26,791[9]	978,675
Christopher S. Cook	4/29/2022	7,127[3]	260,349	—	—
	4/28/2023	12,441[4]	454,470	6,220[5]	227,217
	4/26/2024	15,560[8]	568,407	5,186[9]	189,445
Jeffrey L. McKibben	4/29/2022	2,772[3]	101,261	—	—
	4/28/2023	7,258[4]	265,135	10,886[5]	397,666
	4/26/2024	8,068[8]	294,724	8,068[9]	294,724

(1) Based on the closing price of our common stock as of December 27, 2024 (our fiscal 2024 year-end), which was $36.53.

(2) Upon Mr. Scholhamer's resignation on March 4, 2025, all outstanding units have been forfeited and will not vest.

(3) Vesting date for these units is April 29, 2025.

(4) These units vest in two equal installments on April 30, 2025 and April 30, 2026.

(5) Represents performance-based equity units granted in fiscal 2023. The extent to which these units will vest depends on the level of achievement against performance criteria at the end of the three-year performance cycle.

(6) Represents one-time transitional RSU, with the vesting date of March 25, 2025.

(7) New hire grants, vesting over three years in three equal installments on or around each anniversary of the grant date.

(8) These units vest over three years in three equal installments on or around each anniversary of the grant date.

(9) Represents performance-based equity units granted in fiscal 2024. The extent to which these units will vest depends on the level of achievement against performance criteria at the end of the three-year performance cycle.

Stock Awards Vested

The following table shows all stock awards vested and value realized upon vesting, by the named executive officers during fiscal 2024, which ended on December 27, 2024:

	STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
James P. Scholhamer	46,052	1,959,239
Sheri L. Savage	20,381	871,735
Harjinder Bajwa[2]	0	0
Christopher S. Cook	14,252	596,161
Jeffrey L. McKibben	11,568	457,765

(1)   The value realized equals the fair market value of the Company's common stock on the date of vesting multiplied by the number of stock awards vesting.

(2)   Hired in fiscal 2024.

Nonqualified Deferred Compensation

We maintain a nonqualified deferred compensation plan, the Ultra Clean Holdings, Inc. 2004 Executive Deferred Compensation Plan (the "EDCP"), which allows eligible employees, including executive officers, and directors to voluntarily defer receipt of a portion of his/her salary and all or a portion of a bonus payment until the date or dates elected by the participant, thereby allowing the participating employee to defer taxation on such amounts. Amounts credited to the EDCP consist only of cash compensation that has been earned and payment of which has been deferred by the participant. The amounts deferred under the EDCP are credited with realized gains on investments and interest at market rates on cash balances. We do not make matching or other employer contributions to the EDCP.

None of our named executive officers participated in the EDCP for fiscal 2024 and one of the named executive officers currently has an outstanding balance under the EDCP.

Post-Termination Arrangements

Change in Control Severance Agreement with James P. Scholhamer. On March 4, 2025, Mr. Scholhamer resigned as the Company's Chief Executive Officer and as a member of the Board of Directors to tend to a personal medical condition. For the duration of Mr. Scholhamer's tenure as our Chief Executive Officer, we maintained a Change in Control Severance Agreement with Mr. Scholhamer. Under such agreement, if Mr. Scholhamer had been terminated without cause, or if he had resigned for good reason, upon, or within three months prior to or 12 months following, a change in control, he would have been entitled to receive a lump sum payment equal to 200% of his then-current salary, plus 200% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until he would have become eligible for group health coverage with another employer) and accelerated vesting of 100% of his unvested outstanding equity awards, in each case subject to his timely execution and non-revocation of a release of claims in favor of the Company. We do not have a similar arrangement in place with Mr. Granger, our interim Chief Executive Officer. Upon hiring a permanent replacement to assume the role of Chief Executive Officer, we plan to execute a similar Change in Control Severance Agreement with the new permanent Chief Executive Officer.

Change in Control Severance Agreement with Sheri L. Savage. We maintain a Change in Control Severance Agreement with Sheri L. Savage. Such agreement provides that, if upon, or within 12 months following, a change in control, Ms. Savage is terminated without cause or she resigns for good reason, she is entitled to receive a lump sum payment equal to 150% of her then-current salary, plus 150% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until she becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of her unvested outstanding equity awards, in each case subject to her timely execution and non-revocation of a release of claims in favor of the Company.

Change in Control Severance Agreement with Other Named Executive Officers. The Compensation and People Committee's practice is to enter a change in control severance agreement with each of its named executive officers. The Company's change in control severance agreement provides that, with the exception of Chief Operating Officer, if upon, or within three months prior to or 12 months following, a change in control, such executive officer is terminated without cause or he or she resigns for good reason, he or she is entitled to receive a lump sum payment equal to 75% of his or her then-current salary, plus 75% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for nine months (or, if earlier, until he or she becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his or her unvested outstanding equity awards, in each case subject to the applicable named executive officer's timely execution and non-revocation of a release of claims in favor of the Company. For the Chief Operating Officer, the Company's change in control severance agreement provides that, if upon, or within 12 months following, a change in control, the Chief Operating Officer is terminated without cause or he resigns for good reason, he is entitled to receive 150% of his then-current salary, plus 150% of average annual cash bonus as determined by us over the prior three years, payment or reimbursement of health benefit continuation coverage under COBRA for 24 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and accelerated vesting of 100% of his unvested outstanding equity awards, in each case subject to the Chief Operating Officer's timely execution and non-revocation of a release of claims in favor of the Company.

"Good reason" is defined as (i) a reduction in the executive's then existing annual salary by more than 10% other than in connection with an action affecting a majority of the executive officers of the Company, (ii) relocation of the principal place of the executive's employment to a location more than 50 miles from the principal place of executive's employment prior to the change in control or (iii) a material reduction in the executive's authority, duties or responsibilities after the change in control. "Cause" exists if the executive officer: (A) is convicted of, or pleads guilty or no contest to, a criminal offense; (B) engages in any act of fraud or dishonesty; (C) breaches any agreement with the Company; (D) commits any material violation of a Company policy; or (E) fails, refuses or neglects to perform the services required of the executive in his or her position at the Company (subject in certain cases to a cure period).

The following table shows amounts that would have been paid if such named executive officers had been terminated on December 27, 2024 in connection with a change of control:

NAME	SALARY ($)	CASH INCENTIVE ($)	HEALTH BENEFITS ($)[2]	VALUE OF ACCELERATED VESTING ($)[3]
James P. Scholhamer[1]	1,620,000	1,769,625	44,490	9,532,540
Sheri L. Savage	858,000	711,682	4,684	3,473,638
Harjinder Bajwa[4]	825,000	118,150	65,849	1,957,350
Christopher S. Cook	390,000	222,685	26,301	1,699,887
Jeffrey L. McKibben	341,550	204,091	37,526	1,657,220

(1) Mr. Scholhamer resigned, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors.

(2) Estimated assuming that each executive enrolls in continued group health benefits.

(3) Amounts based on our stock price as of December 27, 2024, less the option exercise price, in the case of options.

(4) Hired in fiscal 2024.

Severance Policy for Executive Officers. Under our severance policy for executive officers of the Company, in the event that any of our named executive officers is terminated without "Cause" (as defined above), subject to the applicable executive's timely execution and non-revocation of a release of claims in favor of the Company, the executive would be entitled to receive the following payments and benefits:

Chief Executive Officer. The CEO would receive 150% of the CEO's then-current salary, plus 150% of the CEO's average annual cash bonus and cash incentive compensation as determined by us over the prior three years, payment of health benefit continuation coverage under COBRA for 18 months (or, if earlier, until he becomes eligible for group health coverage with another employer) and immediate vesting of unvested outstanding equity awards that would vest within 18 months.

Chief Financial Officer and Chief Operating Officer. The CFO or COO would receive 100% of the executive's then-current salary, 100% of the executive's average annual cash bonus and cash incentive compensation as determined by us over the prior three years, payment of health benefit continuation coverage under COBRA for 12 months (or, if earlier, until he or she becomes eligible for group health coverage with another employer) and immediate vesting of unvested outstanding equity awards that would vest within 12 months.

Other NEOs. In the event that an executive officer other than those described in the foregoing, is terminated without cause and signs a release of claims, the executive would receive 75% of the executive's then-current salary, 50% of the executive's average annual cash bonus and cash incentive compensation as determined by us over the prior three years and payment of health benefit continuation coverage under COBRA for nine months (or, if earlier, until he or she becomes eligible for group health coverage with another employer).

We may revise or terminate this policy at any time, except that following a change in control, the policy may not be terminated or amended to adversely affect a participant for 12 months following the change in control.

The following table shows amounts that would have been paid if the named executive officers had been terminated without cause on December 27, 2024:

NAME	SALARY ($)	CASH INCENTIVE ($)	HEALTH BENEFITS ($)[2]	VALUE OF ACCELERATED VESTING ($)[3]
James P. Scholhamer[1]	1,215,000	1,327,219	33,368	7,009,632
Sheri L. Savage	572,000	474,455	2,342	1,360,560
Harjinder Bajwa[4]	550,000	78,767	32,925	326,213
Christopher S. Cook	390,000	148,457	26,301	677,010
Jeffrey L. McKibben	341,550	136,060	37,526	635,768

(1) Mr. Scholhamer resigned, effective March 4, 2025, as the Company's Chief Executive Officer and as a member of the Company's Board of Directors.

(2) Estimated assuming that each executive enrolls in continued group health benefits.

(3) Amounts based on our stock price as of December 27, 2024.

(4) Hired in fiscal 2024.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our principal executive officer.

During fiscal 2024, our principal executive officer was Mr. Scholhamer, our former Chief Executive Officer. For fiscal 2024, the combined annual total compensation for Mr. Scholhamer was $5,781,280, and for our median employee was $30,276, resulting in an estimated pay ratio of approximately 191:1.

In accordance with the flexibility provided by Item 402(u) of Regulation S-K, we identified the median employee by calculating the aggregate amount of each employee's 2024 base annual compensation (including overtime), bonus earned for 2024, and the value of commission or profit-sharing value received in 2024. We then ranked the compensation of our employees from lowest to highest and identified the median employee.

This calculation was performed for all employees of the Company as of December 27, 2024 (excluding our CEO), whether employed on a full-time or part-time basis. For ease of administration, we did not include the accounting value of equity awards granted.

Once we identified our median employee, we then calculated such employee's annual total compensation for 2024 using the same methodology as that utilized for determining the annual total compensation of our NEOs in 2024 (as set forth in the 2024 Summary Compensation Table on page 40). Our CEO's annual total compensation for 2024 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2024 Summary Compensation Table.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following table sets forth additional compensation information of our Principal Executive Officer (PEO) and our other (non-PEO) NEOs along with total shareholder return, net income, and GAAP revenue growth performance results for our fiscal years 2020, 2021, 2022, 2023 and 2024.

YEAR[1] (A)	SUMMARY COMP TABLE TOTAL FOR PEO[2] (B)	COMPENSATION ACTUALLY PAID TO PEO[3][4] (C)	AVERAGE SUMMARY COMP TABLE TOTAL FOR NON-PEO NEOS[2] (D)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS[3][5] (E)	COMPANY'S TOTAL SHAREHOLDER RETURN[6] (F)	PEER GROUP TOTAL SHAREHOLDER RETURN[6] (G)	GAAP NET INCOME (H)	GAAP REVENUE GROWTH[7] (I)
2024	$5,781,280	$ 3,858,549	$2,235,127	$1,905,739	$156	$491	$ 23,700,000	21%
2023	$5,043,765	$ 4,314,644	$1,840,096	$1,751,380	$146	$277	($ 31,300,000)	-27%
2022	$4,240,224	($ 505,754)	$1,875,513	$ 597,671	$142	$123	$ 40,400,000	13%
2021	$5,201,766	$11,184,818	$1,754,208	$4,029,427	$245	$219	$119,500,000	50%
2020	$3,417,579	$ 5,684,347	$1,571,782	$2,441,747	$135	$145	$ 77,600,000	31%

(1) NEOs included in the above compensation columns reflect the following:

YEAR	PEO #1	NON-PEO NEOS
2024	Mr. Scholhamer	Messrs. Bajwa, Cook, and McKibben and Ms. Savage
2023	Mr. Scholhamer	Messrs. Chinnasami, Cook, and McKibben and Ms. Savage
2022	Mr. Scholhamer	Messrs. Chinnasami, Cook, and McKibben and Ms. Savage
2021	Mr. Scholhamer	Messrs. Chinnasami, Williams, and Bentick and Ms. Savage
2020	Mr. Scholhamer	Messrs. Chinnasami, Williams, and Bentick and Ms. Savage

(2) Amounts reported in this column represent (i) the total compensation as reported in the Summary Compensation Table for the applicable year in the case of our PEO and (ii) the average of the total compensation as reported in the Summary Compensation Table for the Company's other NEOs for the applicable year.

(3) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid" as reported in the Pay versus Performance Table. "Compensation actually paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules.

(4) Compensation Actually Paid to our PEO reflects the following adjustments from total compensation reported in the Summary Compensation Table:

	2024
Total Reported in Summary Compensation Table (SCT)	**$5,781,280**
Less, value of Stock Awards reported in SCT	($4,027,383)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$3,864,306
Plus, (Less), Year over Year Change in Fair Value of Prior Year awards that are Outstanding and Unvested	($1,603,346)
Plus, Fair Value as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 0
Plus, (Less), Year over Year Change in Fair Value (from prior year-end) of Prior Year awards that Vested this year	($ 156,308)
Less Prior Year Fair Value of Prior Year awards that Failed to vest this Year	$ 0
Total Adjustments	**($1,922,731)**
Compensation Actually Paid	**$3,858,549**

(5)   The average Compensation Actually Paid to the non-PEO NEOs reflects the following adjustments from Total compensation reported in the Summary Compensation Table:

	2024
Total Reported in Summary Compensation Table (SCT)	**$2,235,127**
Less, value of Stock Awards reported in SCT	($1,364,062)
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$1,206,768
Plus, (Less), Year over Year Change in Fair Value of Prior Year awards that are Outstanding and Unvested	($ 211,099)
Plus, Fair Values as of the Vesting Date of Awards Granted this Year and that Vested this Year	$ 0
Plus, (Less), Year over Year Change in Fair Value (from prior year-end) of Prior Year awards that Vested this year	$ 39,006
Less Prior Year Fair Value of Prior Year awards that Failed to vest this Year	$ 0
Total Adjustments	**($ 329,387)**
Compensation Actually Paid	**$1,905,739**

(6)   Peer group TSR reflects the RDG Semiconductor Composite Index performance as reflected in our Annual Report on Form 10-K for the fiscal year ended December 27, 2024 pursuant to Item 201(e) of Regulation S-K. For the Company and peer group TSR, each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on December 28, 2019.

(7)   GAAP Revenue Growth is used as the Company selected metric and it is part of our annual incentive program and the primary component of our PSUs which measures relative revenue growth against a select group of performance peers.

As highlighted in our CD&A, one of our primary principles of our compensation program is to ensure that there is a substantial portion of compensation of executive officer pay that is at-risk and is highly dependent on the Company's short-term and long-term financial, operation, and stock price performance.

For our executives, over 54% of their opportunity is tied to long-term equity incentives which will depend on our revenue growth and share price performance while roughly 19% of our executive pay is tied to annual financial and operational performance. We expect a stronger correlation to stock price performance and revenue growth through the combination of (a) having a significant portion of our pay tied to long-term incentives and (b) using PSUs linked to revenue growth and relative TSR as part of our annual long-term incentive mix. This relationship is highlighted in more detail in the next section.

Relationship Between the Company's Pay and Performance:

Below are graphs showing the relationship of "compensation actually paid" (CAP) to our Chief Executive Officer and other named executive officers in 2020, 2021, 2022, 2023 and 2024 to (1) TSR of both the Company and the RDG Semiconductor Composite Index, (2) the Company's net income and (3) the Company's GAAP revenue growth.





Compensation Actually Paid Versus GAAP Net Income



Compensation Actually Paid Versus GAAP Revenue Growth



The following is a list of financial performance and non-financial performance measures, which in the Company's assessment, represent the most important measures used by the Company to link compensation actually paid to the NEOs for 2024:

    (i)   Non-GAAP Revenue Growth

    (ii)   Non-GAAP Adjusted Operating Margin

    (iii) Relative Total Shareholder Return

    (iv) Cash Flow from Operations

    (v)   Strategic Programs (ERP implementation, expense reduction, site optimization and product transition goals)

    (vi) Human Capital Goals

For additional details regarding these performance measures, please see the sections titled "Fiscal 2024 Cash Incentive Bonuses" and "Equity Compensation" in our Compensation Discussion and Analysis elsewhere in this Proxy Statement.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Company or the Company's management may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

By: /s/ Clarence L. Granger

Name: Clarence L. Granger
Title: Chief Executive Officer

Dated: April 28, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A: Reconciliation of GAAP to Non-GAAP Measures

ULTRA CLEAN HOLDINGS, INC.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP ADJUSTED RESULTS

	TWELVE MONTHS ENDED	
	DECEMBER 27, 2024	DECEMBER 29, 2023
Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income (in millions)		
Reported net income (loss) attributable to UCT on a GAAP basis	$ 23.7	$ (31.1)
Amortization of intangible assets[1]	30.4	24.1
Stock-based compensation expense[2]	17.8	12.5
Restructuring charges[3]	2.3	9.2
Acquisition related costs[4]	1.0	4.3
Fair value related adjustments[5]	(29.1)	4.0
Debt refinancing costs expensed[6]	4.0	—
Legal-related costs[7]	2.7	(0.4)
Income tax effect of non-GAAP adjustments[8]	(6.1)	(10.2)
Income tax effect of valuation allowance[9]	18.5	12.8
Non-GAAP net income attributable to UCT	$ 65.2	$ 25.2
Reconciliation of GAAP Income from operations to Non-GAAP Income from operations (in millions)		
Reported income from operations on a GAAP basis	$ 91.2	$ 35.2
Amortization of intangible assets[1]	30.4	24.1
Stock-based compensation expense[2]	17.8	12.5
Restructuring charges[3]	2.3	9.2
Acquisition related costs[4]	1.0	4.3
Fair value related adjustments[5]	—	0.4
Legal-related costs[7]	2.7	(0.4)
Non-GAAP income from operations	$ 145.4	$ 85.3
Reconciliation of GAAP Operating margin to Non-GAAP Operating margin		
Reported operating margin on a GAAP basis	4.3%	2.0%
Amortization of intangible assets[1]	1.4%	1.4%
Stock-based compensation expense[2]	0.9%	0.7%
Restructuring charges[3]	0.1%	0.5%
Acquisition related costs[4]	0.1%	0.3%
Fair value related adjustments[5]	—	0.0%
Legal-related costs[7]	0.1%	0.0%
Non-GAAP operating margin	6.9%	4.9%
Reconciliation of GAAP Gross profit to Non-GAAP Gross profit (in millions)		
Reported gross profit on a GAAP basis	$ 356.3	$277.3
Amortization of intangible assets[1]	9.1	6.5
Stock-based compensation expense[2]	1.9	1.5
Restructuring charges[3]	0.3	1.6
Fair value related adjustments[5]	—	0.4
Non-GAAP gross profit	367.6	287.3
Reconciliation of GAAP Gross margin to Non-GAAP Gross margin		
Reported gross margin on a GAAP basis	17.0%	16.0%
Amortization of intangible assets[1]	0.4%	0.4%
Stock-based compensation expense[2]	0.1%	0.1%
Restructuring charges[3]	0.0%	0.1%
Fair value related adjustments[5]	—%	0.0%
Non-GAAP gross margin	17.5%	16.6%

	TWELVE MONTHS ENDED	
	DECEMBER 27, 2024	DECEMBER 29, 2023
Reconciliation of GAAP Interest and other income (expense) to Non-GAAP Interest and other income (expense) (in millions)		
Reported Other income (expense), net on a GAAP basis	$ 17.7	$ (1.8)
Fair value related adjustments[5]	(29.1)	4.9
Debt refinancing costs expensed[6]	4.0	—
Non-GAAP Other income (expense), net	$ (7.4)	$ 3.1
Reconciliation of GAAP Earnings Per Diluted Share to Non-GAAP Earnings Per Diluted Share		
Reported net income (loss) on a GAAP basis	$ 0.52	$(0.70)
Amortization of intangible assets[1]	0.67	0.54
Stock-based compensation expense[2]	0.39	0.28
Restructuring charges[3]	0.05	0.20
Acquisition related costs[4]	0.02	0.10
Fair value related adjustments[5]	(0.64)	0.09
Debt refinancing costs expensed[6]	0.09	(0.01)
Legal-related costs[7]	0.06	—
Income tax effect of non-GAAP adjustments[8]	(0.13)	(0.23)
Income tax effect of valuation allowance[9]	0.41	0.29
Non-GAAP net earnings	$ 1.44	$ 0.56
Weighted average number of diluted shares (in millions) on a non-GAAP basis	45.3	45.1

ULTRA CLEAN HOLDINGS, INC.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP EFFECTIVE INCOME TAX RATE

	TWELVE MONTHS ENDED	
	DECEMBER 27, 2024	DECEMBER 29, 2023
(in millions, except percentages)		
Provision for income taxes on a GAAP basis	$ 32.7	$ 10.9
Income tax effect of non-GAAP adjustments[8]	6.1	10.2
Income tax effect of valuation allowance[9]	(18.5)	(12.8)
Non-GAAP provision for income taxes	$ 20.3	$ 8.3
Income before income taxes on a GAAP basis	$ 67.2	$(11.3)
Amortization of intangible assets[1]	30.4	24.1
Stock-based compensation expense[2]	17.8	12.5
Restructuring charges[3]	2.3	9.2
Acquisition related costs[4]	1.0	4.3
Fair value related adjustments[5]	(29.1)	5.4
Debt refinancing costs expensed[6]	4.0	—
Legal-related costs[7]	2.7	(0.4)
Non-GAAP income before income taxes	$ 96.3	$ 43.8
Effective income tax rate on a GAAP basis	48.7%	(96.5)%
Non-GAAP effective income tax rate	21.1%	18.9%

1 Amortization of intangible assets related to the Company's business acquisitions

2 Represents compensation expense for stock granted to employees and directors

3 Represents severance, retention and costs related to facility closures

4 Represents acquisition activity costs

5 Fair value adjustments related to contingent consideration

6 Represents the third-party transaction costs related to the amended credit agreement and the previously capitalized costs of extinguished debt

7 Represents estimated costs related to certain legal proceedings

8 Tax effect of items (1) through (7) above based on the non-GAAP tax rate

9 The Company's GAAP tax expense is generally higher than the Company's non-GAAP tax expense, primarily due to losses in the U.S. with full federal and state valuation allowances. The Company's non-GAAP tax rate and resulting non-GAAP tax expense considers the tax implications as if there was no federal or state valuation allowance position in effect

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-50646

Ultra Clean Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**61-1430858**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
26462 Corporate Avenue **Hayward, California**	**94545**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(510) 576-4400

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock, $0.001 par value	**UCTT**	**The NASDAQ Global Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, based on the closing sale price of the Registrant's common stock on June 28, 2024, as reported on the NASDAQ Global Market, was approximately $2,169.4 million. Shares of common stock held by each executive officer and director have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

Number of shares of the registrant's common stock outstanding as of February 21, 2025: 45,132,298

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the December 27, 2024 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 27, 2024.

Table of Contents

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This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," "will be," "will continue," "will likely result," variations of such words, and similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements concerning the following: projections of our financial performance, our anticipated growth and trends in our business, levels of capital expenditures, the adequacy of our capital resources to fund operations and growth, our ability to compete effectively with our competitors, our strategies and ability to protect our intellectual property, future acquisitions, customer demand, our manufacturing and procurement process, employee matters, supplier relations, foreign operations, the legal and regulatory backdrop (including environmental regulation), our exposure to market risks and other characterizations of future events or circumstances described in this Annual Report. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under "Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Item 1. Business

Overview

Ultra Clean Holdings, Inc., ("UCT", the "Company" or "We") is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. We report results for two segments: Products and Services. Our Products segment primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules as well as other high-level assemblies. Our Services segment provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment ("WFE") markets.

We ship a majority of our products and provide most of our services to U.S. registered customers with both domestic and international locations. In addition to U.S. manufacturing and service operations, we manufacture products and provide parts cleaning and other related services in our Asia Pacific, Europe and Middle East ("EMEA") facilities to support local and U.S. based customers. We conduct our operating activities primarily through our subsidiaries.

Over the long-term, we believe the semiconductor market we serve will continue to grow due to multi-year industry demand from a broad range of drivers, such as new device architecture (e.g. gate all around) and memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to produce ever more advanced devices.

Our international revenues represented 73.0%, 69.6% and 68.9% of total revenues for fiscal years ended 2024, 2023 and 2022, respectively. See Note 13 to the Notes to Consolidated Financial Statements for further information about our geographic revenues.

Our Suite of Offerings

We are a leading developer and supplier of critical subsystems, parts, components and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. We offer our customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and component manufacturing, tool chamber parts cleaning and coating and micro contamination analytical services. Our leadership in the market is enabled by the following customer-centric solutions:

- *A vertically integrated solution for complex and highly configurable systems*. We provide our customers a broad outsourced solution for the development, design, component sourcing and cleaning, prototyping, engineering, and manufacturing and testing of advanced systems. We utilize our weldment and frame fabrication capabilities together with highly specialized engineering, global supply chain management, and assembly capabilities to produce high performance products that are customized to meet the needs of equipment suppliers and chipmakers. We enable our customers to minimize their overall number of suppliers, simplify their supply chain and reduce their inventories.

- *Parts and components.* We offer our customers a wide range of gas delivery solutions such as ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, pressure gauges, gas line and component heaters, as well as complex weldments. These products comply with the highest quality standards to ensure accelerated performance in a variety of demanding environments and applications in the semiconductor, oil and gas, chemical and refinery, power, transportation, analytical, and gas manufacturing markets.

- *Subsystem manufacturing.* Our experience with the demanding requirements in semiconductor equipment manufacturing has enabled us to become a leading developer and supplier of critical modules and subsystems. These assemblies include gas and fluid delivery solutions, wafer transport systems, mechatronic assemblies, process modules, and sub-fab process equipment support racks.

- *Improved design-to-delivery cycle times.* Our strong customer relationships and familiarity with their product requirements and the ever-changing needs of their customer base help us reduce their design-to-delivery cycle times. We seek to optimize our supply chain management, design and manufacturing coordination and controls to respond rapidly to order requests, enabling us to decrease product design and customization cycle times for our customers. Because our engineers work closely with our customers' engineers and understand the fabrication, assembly and testing of their products, we often can improve their design for manufacturability and implement automation, thereby reducing their cost and improving their quality and consistency.

- *Testing capabilities.* We utilize our technical expertise to test and characterize key fluid delivery products. We have made significant investments in advanced analytical and automated test equipment, enabling us to test and qualify key fluid delivery sub-systems and components across the entire range of extreme pressures and flows required to support leading-edge technologies. We can perform diagnostic tests, design verifications and failure analyses for our customers and suppliers.

- *Increased integration with OEMs through local presence.* Our local presence in close proximity to the facilities of most of our OEM customers enables us to remain closely integrated with their design, development and implementation teams. This level of integration enables us to respond quickly and efficiently to customer changes and requests.

- *Precision fabrication.* We design and manufacture weldments and frames with exacting standards to meet or exceed our customers' needs. UCT has over 30 years of experience in the fabrication of complex gas delivery systems which enables us to provide cost competitiveness in our vertical integration model.

- *Custom thermal control.* We design and manufacture heaters, sensors, and controllers for precise temperature control. These products are complementary to our gas delivery systems products.

- *Parts cleaning and coating and analytical verification*: Through our Services business, we offer integrated device manufacturers ("IDM") and OEMs validated, ultra-high purity process tool chamber parts cleaning and coating services. Included in these services are tool part process optimization solutions that could lower the total cost of ownership for our customers. We also offer analytical verification of process tool chamber part cleaning effectiveness and micro contamination analysis of tool parts, wafers and depositions, chemicals, cleanroom materials, deionized water and airborne molecular contamination.

Our Strategy

Our strategy is to grow our position and increase our value to our customers as a leading solutions and service provider in the semiconductor markets we serve, while serving a limited number of other technologically similar market opportunities. Our strategy is comprised of the following key elements:

- *Expand our solutions and service market share with semiconductor OEMs and IDMs.* We believe that equipment outsourcing and service offerings among OEMs creates a significant market opportunity for us to grow our business with existing and new customers. We believe our customers will continue to outsource critical subsystems and that we are well positioned to capture a significant portion of these outsourcing opportunities. We have broadened our portfolio into the sub-fab with the design and manufacturing of components, process solutions and fully integrated sub-systems. We believe that our continued focus on efficient manufacturing, reduced design-to-delivery cycle times, and high quality and reliability will allow us to gain market share. Similarly, we believe there is room to gain market share with our cleaning and coating services, both with chip and equipment makers, as customers typically outsource these solutions. By providing customers process improvement through consistently cleaner parts and analytical verification of process tool chamber part cleaning effectiveness, we have expanded our total available market significantly.

- *Develop or acquire solutions that allow our customers to succeed at the leading edge of the semiconductor processing nodes*. We continue to expand the number and type of subsystems and services that we offer in the rapidly advancing semiconductor market.

- *Leverage our geographic presence in lower-cost manufacturing regions*. The diverse footprint of our manufacturing facilities allows us to provide cost-competitive solutions. These facilities house subsystem assembly, weldment and thermal control heater operations and are near the manufacturing facilities of existing and potential customers and their end users. Several of UCT's facilities are also in low-cost regions, adding to our competitive advantage.

- *Provide production flexibility to respond rapidly to demand changes.* Our manufacturing facilities use similar processes and procedures enabling us to easily shift production between sites to support expanded demand and ensure business continuity.

- *Drive profitable growth with our flexible cost structure.* We implement cost containment and capacity enhancement initiatives throughout the semiconductor demand cycles and benefit from the global presence and efficiencies of our supply chain. In addition, we believe our overseas facilities position us to respond effectively to future business demands. We employ a core engineering strategy with flexible partnering to augment our staff during the demand cycles within the semiconductor industry.

- *Continue to selectively pursue strategic acquisitions*. We will continue to consider strategic acquisitions that enable us to improve our financial model, expand our geographic presence, secure new customers and diversify into complementary products and services markets as well as broaden our technological and cleaning and analytical capabilities in the markets we serve.

- *Strengthen vertical integration*. We continue to strengthen our vertically integrated business model by investing in our operations or acquiring companies along the semiconductor supply chain to increase our capabilities, improve our cost structure, and enhance control, efficiency, and quality across our global operations. By deepening our integration capabilities, we aim to streamline processes, reduce dependencies, and fortify our position as a leading solutions and service provider in the semiconductor ecosystem.

Products

We design, develop, prototype, manufacture and test subsystems, primarily for the semiconductor equipment market. Our products include precision robotic solutions, gas delivery systems, sub-fab process equipment support racks, a variety of industrial and automation production equipment products, and subsystems that include wafer cleaning modules, chemical delivery modules, top-plate assemblies, frame assemblies, and process modules. We also offer a wide range of parts and components such as ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, gas delivery systems, and pressure gauges.

- *Parts and components.* Includes ultra-clean valves, high purity connectors, industrial process connectors and valves, pneumatic actuators, manifolds and safety solutions, hoses, pressure gauges, gas line and component heaters, as well as complex weldments. These products comply with the highest quality standards to ensure accelerated performance in a variety of demanding environments and applications in the semiconductor and other gas manufacturing markets.

- *Chemical delivery modules*: Chemical delivery modules deliver gases and reactive chemicals in a liquid or gaseous form from a centralized subsystem to the reaction chamber. The module may be a gas delivery system in combination with liquid and vapor precursor delivery systems or may be a liquid delivery system in combination with a liquid storage system.

- *Gas delivery systems:* A typical OEM gas delivery system consists of one or more gas lines, comprised of weldments, filters, mass flow controllers, regulators, pressure transducers and valves, component heaters, and an integrated electronic and/or pneumatic control system. These systems are typically pallet mounted and are enclosed in a sheet metal encasing. Our gas delivery system designs are developed in collaboration with our customers and are customized to meet the needs of specific processing requirements for OEMs. While several customers specify the full system bill of materials, many leverage our design expertise to help them select the appropriate components for their particular system.

- *Fluid delivery systems:* A typical OEM liquid delivery system consists of one or more chemical delivery units, comprised of small diameter high purity perflouroalkoxy (PFA) tubing, filters, flow controllers, regulators, component heaters, and an integrated electronic and/or pneumatic control system. These units are typically contained in a plastic enclosure and further integrated into a frame. Our liquid delivery system designs are developed in collaboration with our customers and are customized to meet the needs of specific processing requirements for OEMs. Although several customers specify the full system bill of materials, many rely on our design expertise and component characterization capabilities to help them select the appropriate components for their particular system.

- *Precision robotics:* Precision robotic systems are used when accurate controlled motion is required. Some of the systems that employ robotic systems are semiconductor wafer and chip handling, wire bonding and industrial equipment.

- *Process modules:* Process modules refer to the larger subsystems of semiconductor manufacturing tools that process integrated circuits onto wafers. Process modules include several smaller subsystems such as the frame assembly, top-plate assembly and gas and chemical delivery modules, as well as the chamber and electronic, pneumatic and mechanical subsystems.

- *Other high-level assemblies:* Other high-level assemblies refer to large subsystems used in semiconductor manufacturing and sub-fab, display, medical, energy, industrial and research industries.

Services

Our services business includes ultra-high purity process tool chamber parts cleaning and coating services, tool part life extension and process tool part optimization solutions, and micro-contamination analytical testing, primarily for the semiconductor device manufacturers and wafer fabrication equipment markets.

- *Parts cleaning and coating*: UCT offers customers validated, ultra-high purity outsourced process tool chamber parts cleaning and coating services. Included in these services are tool part process optimization solutions that can lower the total cost of ownership for our customers.

- *Micro-contamination analysis*: UCT also offers micro-contamination analysis of tool parts, wafers and depositions, chemicals, cleanroom materials, deionized water and airborne molecular contamination and provides analytical verification of process tool chamber part cleaning effectiveness.

Customers

We sell our products and services primarily to customers in the semiconductor capital equipment and semiconductor integrated device manufacturing industries, and we also sell to the display, consumer, medical, energy, industrial, and research equipment industries.

The majority of our total revenue comes from the highly concentrated semiconductor capital equipment industry (OEM customers), so we are dependent upon a small number of customers. Our two largest revenue customers in fiscal years 2024, 2023 and 2022 were Applied Materials, Inc. and Lam Research Corporation, each of which accounted for more than 10% of our total revenues in those three years. As a group, our respective year's top two customers accounted for 54.5%, 57.4% and 62.7% of the Company's revenues for fiscal years 2024, 2023 and 2022, respectively.

Approximately 94.9% of our total revenues for the fiscal year 2024 came from multiple segments of the semiconductor industry, which include IDM, Foundry, OEM, and sub-tier suppliers.

We have successfully been qualified as a supplier of equipment, cleaning, coating and analytical services with each of our customers who require such qualifications. This lengthy qualification process typically involves the inspection and audit of our facilities and evaluation by our customers of our engineering, documentation, manufacturing and quality control processes and procedures. Our customers generally place orders with suppliers who meet their qualification criteria.

Customer Business Management

We sell and support our products and services through our Customer Business Management organization. Our customer relationship directors are responsible for establishing sales strategies and setting the objectives for specific customer accounts. Each customer relationship manager is dedicated to a specific customer account and is responsible for maintaining strong working relationships with that customer, and in many cases provide on-site support. OEM Customer relationship managers often attend customers' internal meetings related to production and engineering design and quality to ensure that customer expectations are interpreted and communicated properly to the operations group. Customer relationship managers also work with customers to identify and meet their cost and design-to-delivery cycle time objectives. IDM Customer relationship managers work with process tool owners and Fab maintenance managers relating to the development and validation of cleaning recipes, addressing new tools cleaning and analytical requirements, and optimizing cleaning processes and analytical testing requirements to support node transitions.

We have dedicated New Business Development managers for both our product and service businesses. They are responsible for initiating and developing long-term, multi-level relationships and work closely with the customers on new business opportunities. Our Customer Business Management organization includes technical sales support for order placement, spare parts, quotes and production status updates as well as service and maintenance contracts and analysis business. We have technical relationship representatives located at most of our facilities.

We integrate new business wins into our facilities via a rigorous product transition process, working in concert with our customers to ensure all production, cleaning and/or test requirements are identified, documented, and validated. We employ the same process at all our sites, enabling products and service offerings to smoothly transition between our facilities as needed to support customer demand.

In addition, we have developed an overall infrastructure to provide our customers with service and support 24 hours a day, seven days a week. Our dedicated global field service engineers provide customer support through the performance of on-site installation, servicing and repair.

Technology Development

We engage in ongoing technology development efforts to remain a leader for gas delivery systems and to further develop our expertise in other critical subsystems. We work closely with our customers to identify and anticipate changes and trends in next-generation equipment and partner with them on process application requirements for gas and liquid delivery systems and other critical subsystems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Our technology development group also works directly with our suppliers to help them identify new component technologies and make necessary changes or enhancements to the components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide our customers with a wide range of appropriate component and design choices for their gas delivery systems and other critical subsystems.

Our analytical and testing capabilities also help us anticipate technological changes and requirements in component features for our core next-generation gas delivery systems and other critical subsystems. We are continuously developing additional features to improve the performance and functionality of these subsystems. Our technology development activities for next-generation gas delivery and other critical subsystems is supported by our global engineering group, with teams primarily located in the United States, Singapore, Taiwan, the United Kingdom, and Israel.

We are actively developing new technology and processes to maintain our leadership in the cleaning, coating and analytical markets. Our Services business works closely with customers to identify and anticipate changes that will be required in next-generation equipment. UCT's technical capability is extremely critical and differentiated to ensure high wafer yields and throughput as geometries shrink and density increases. Our Services business development activities are performed primarily in Hillsboro, Oregon; Phoenix, Arizona; Israel and South Korea.

Intellectual Property

Our success depends in part on our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. Both our products and services businesses largely depend upon our design, engineering, manufacturing, testing, cleaning, coating and analytical know-how. We also rely on a combination of trade secrets and confidentiality provisions, and to a lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. We have over 100 patents with various expiration dates, and intellectual property that we develop on behalf of our customers that is generally owned exclusively by those customers.

We require our employees, suppliers, customers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.

Competition

When we compete for new business, it is typically against other suppliers of gas delivery systems, critical subsystems, parts and components, cleaning and analytical services, as well as the internal manufacturing and services groups of our customers. Customers that have elected to outsource their gas delivery systems and other critical subsystems including cleaning and analytics, could elect in the future to develop and manufacture these subsystems internally, leading to further competition.

Our principal competitor for gas delivery systems is Ichor Systems, Inc., and our principal competitors for other critical subsystems are Flex Ltd., Foxsemicon Integrated Technology Inc., Jabil, Inc., Sanmina Corporation, Fujikin Incorporated, VDL ETG and Celestica Inc. For our gas delivery component solutions our principal competitors are Swagelok, Parker Hannifin, and Watlow. For our services, cleaning and coating offerings, our main competitors in the U.S. are Pentagon Technologies and Cleanpart, and in South Korea, KoMiCo. For analytical services our primary competitors are Balazs (an Air Liquide company) and Cerium Labs. Some of these competitors have substantially greater financial, technical, manufacturing and marketing resources than UCT. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products.

The limited number of potential customers in our industry further intensifies competition. The primary competitive factors in our industry are quality, meeting customer timeline requirements, price, technology, design-to-delivery cycle time, customer qualification approvals, the development of product recipes for cleaning and analytics and historical customer relationships. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets or otherwise expand our products and service offerings.

Governmental Regulation and Environmental Matters

Our operations are subject to federal, state and local regulatory requirements and foreign laws relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, as well as practices and procedures applicable to the construction and operation of our UCT facilities.

In 2020, we committed to a program titled "SuCCESS2030" designed to enhance our sustainability vision through our supply chain. We are endeavoring to identify and coordinate efforts and develop our capabilities to ensure our suppliers operate in an ethical, responsible, and sustainable manner. The goal is to build a responsible and sustainable end-to-end supply chain for the future of semiconductors.

In 2022, UCT became a Founding Member of the Semiconductor Climate Consortium (SCC), the first global alliance of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain. The SCC's members are committed to driving climate progress within the semiconductor industry and support the Paris Agreement and related accords aimed at accelerating and intensifying the actions and investments required for a sustainable low-carbon future.

We participate in the Responsible Business Alliance's Responsible Minerals Assurance Process for Tantalum. Our cleaning processes for tantalum-deposited parts recovers the tantalum, enabling it to re-enter the commodity market and reduce the demand for mined material, the majority of which originates from the Conflict Region in Africa.

Although cleaning is a chemical-intensive business we utilize chemical-free processing whenever possible to remove significant volumes of deposited material. Reduction in the volume of film being chemically removed reduces the amount of chemicals used to meet the target cleanliness specifications.

The semiconductor industry has stringent packaging requirements which include the need to maintain the cleanliness of a part/system while providing structural support of heavy modules. These requirements may necessitate the design and fabrication of product-specific crates or the use of plastic cleanroom boxes. To minimize packaging waste we have implemented re-use programs with our customers and suppliers for these type of materials.

Our past or future operations may result in injury or claims of injury by employees or the public which may result in material costs and liabilities. Although some risk of costs and liabilities related to these matters is inherent in our business, we believe that our business is compliant with applicable U.S. and international regulations and laws. However, new, modified or more stringent requirements or enforcement policies could be adopted by governmental agencies, which could affect our business operations.

Employees and Human Capital

As of December 27, 2024, we had 7,505 employees, of which 732 were temporary. Of our total employees, there were 130 in engineering, 26 in technology development, 402 in sales and support, 4,877 in direct manufacturing, 1,329 in indirect manufacturing and 741 in administrative and executive functions. These figures include 3,571 employees in Asia Pacific and 1,584 employees in EMEA.

Except where required by local regulations, our employees are not represented by labor unions, nor are they covered by collective bargaining agreements. We have not experienced a significant work stoppage.

We believe that our employees are the foundation of our success. We are committed to fostering a workplace where every individual feels valued, respected, and empowered to contribute effectively to our business objectives. By reinforcing a culture of mutual respect and trust, we create an environment where all employees can thrive. We provide ongoing education and practical training to ensure our workplace reflects the highest standards of professionalism, respect, and collaboration.

We believe that our success depends on our ability to attract, develop and retain key personnel. We believe that the skills, experience and industry knowledge of our key employees significantly benefit our operations and performance. We strive to provide fair and equal opportunity for career development and advancement to all our employees. We offer competitive rewards, compensation and benefits, including an Employee Stock Purchase Plan, healthcare and retirement benefits, parental and family leave, adoption credits, holiday and paid time off, and tuition assistance.

We use our annual operating plan and industry growth projections to determine the appropriate level of staffing requirements. Staffing levels are aligned and adjusted on occasion throughout the year to ensure we meet our customer obligations, in line with any changes in demand, to ensure business continuity.

Social Responsibility

We believe that social responsibility is defined as "positively impacting society by ensuring the people we work with are safe and treated with dignity and respect, and by being a good neighbor in the communities in which we operate". We apply our core values to our engagement inside and outside the Company. Positively involving our employees and giving back to communities is central to our culture. Supported by the Company, our employees contribute directly to the community with their time and resources. In 2024, we organized and conducted 31 events designed to give back and support its communities.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of all or any portion of such material from the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, materials filed electronically with the SEC are available at the SEC's website at www.sec.gov.

In addition, we make available free of charge, on or through our website at www.uct.com, our annual, quarterly and current reports and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with, or furnishing them to, the SEC. This website address is intended to be an inactive textual reference only; none of the information contained on our website is part of this report or is incorporated by reference herein.

Executive Officers

Set forth below is information concerning our executive officers as of February 21, 2025.

Name	Age	Position
James P. Scholhamer	58	Chief Executive Officer and Director
Sheri Savage	54	Chief Financial Officer
Harjinder Bajwa	58	Chief Operating Officer
Jeff McKibben	62	Chief Information Officer
Chris Cook	56	President, Products Business
William C. Bentinck	63	President, Services Business
Brian E. Harding	43	Senior Vice President, Chief Accounting Officer
Jamie J. Palfrey	57	Senior Vice President, Global Human Resources
Paul Y. Cho	47	General Counsel and Corporate Secretary

James P. Scholhamer joined the Company as Chief Executive Officer and a member of our Board of Directors in January 2015. Prior to joining Ultra Clean, Mr. Scholhamer served as Corporate Vice President and General Manager of Applied

Materials, Inc., leading the Equipment Products Group and Display Services Group of its Global Service Division from February 2011 to January 2015. Mr. Scholhamer joined Applied Materials, Inc. in 2006, where, prior to his most recent position, he served as Vice President of Operations Display and Solar Products Division from July 2006 to December 2008 and Corporate Vice President and General Manager of the Display Business Group from December 2008 to February 2011. Prior to that, Mr. Scholhamer worked for Applied Films Corporation as COO/CTO and Vice President of Operations, Engineering and Research Development in the company's German office from September 2002 to July 2006 and as Vice President of Thin Film Coating Division and Thin Film Equipment Division in the company's Colorado office from July 2000 to September 2002. Mr. Scholhamer holds a B.S. in Materials and Metallurgical Engineering from the University of Michigan.

Sheri Savage has served as our Chief Financial Officer since July 2016. Ms. Savage joined the Company as the Senior Director of Finance in April 2009. She was Senior Vice President of Finance and Chief Accounting Officer from February 2016 to July 2016. Prior to joining the Company, Ms. Savage served at Credence Systems Corporation, a manufacturer of test equipment for the global semiconductor industry, as its Corporate Controller and Vice President of Finance from February 2008 to February 2009 and as Director of Internal Audit from May 2006 to February 2008. Prior to Credence Systems, Ms. Savage served in various accounting and finance roles at Protiviti, a global business consulting and internal audit firm, and KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor and related nanoelectronics industries. Ms. Savage also served as Manager, Business Process Risk Accounting, at Arthur Anderson LLP, the former accounting firm, from May 1996 to October 1999. Ms. Savage holds a B.S. in Managerial Economics from the University of California, Davis.

Harjinder Bajwa joined UCT as Chief Operating Officer in June 2024. Mr. Bajwa has 30 years of global operations expertise, including strategy development and execution, operations improvement and quality control, lean manufacturing and cost management. Most recently, Harjinder was the Chief Operating Officer for Reconext, a leading provider of aftermarket lifecycle services for electronics. Prior, he held various roles with Flex, Ltd. for 27 years. From 2011 to 2021, he was the Senior Vice President, Global Operations of the High Reliability Solutions business unit, where he oversaw global operations in Americas, Asia and Europe, and was part of significant growth in the business unit's revenue and operating profits. Mr. Bajwa holds a B.S. in Mechanical Engineering from Panjab University and an M.S. in Engineering from San Jose State University. He has also completed executive development programs at the Massachusetts Institute of Technology and Stanford University.

Jeff McKibben has served as our Chief Information Officer since August 2021. Prior to joining UCT, Mr. McKibben served at ON Semiconductor Corporation, global manufacturer driving innovation in energy efficient electronics, as Chief Information Officer from December 2020 to August 2021, as Vice President, Enterprise Applications from August 2017 to December 2020 and as Senior Director, Enterprise Applications from July 2007 to August 2017. He previously held a range of roles at Hewlett Packard in global IT management, consulting, and enterprise program management. Mr. McKibben holds an M.S. in Management Information Systems from the University of Arizona and a B.S. in Humanities and International Relations cum laude from Georgetown University.

Chris Cook has served as our President, Products Business since April 2022. Before joining UCT, Mr. Cook served as Executive Vice President and Chief Marketing Officer of Cypress Semiconductor from March 2017 to April 2020 when the company was acquired by Infineon Technologies AG. Mr. Cook served as Founder, CEO and Adviser at Cauz Colony from June 2015 to December 2018. Prior to that, he served as President of Flex Power, the power supply business of Flextronics International Ltd. from January 2012 to June 2015. Mr. Cook joined Infineon Technologies AG in 2003 and served as its Vice President and General Manager, RF and Protection Devices from May 2008 to December 2011, its Managing Director, Infineon Technologies North America from July 2007 to December 2008 and Vice President and General Manager, AI Marketing from May 2003 to May 2008. He previously held various roles of increasing responsibility at Renesas Technology (formerly Hitachi Semiconductor) from 1995 to 2003. Mr. Cook holds a B.S. in Electrical Engineering and Technology from Purdue University and completed the Program for Leadership Development at Harvard Business School.

William C. Bentinck has served as our President, Semiconductor Services Business since May 2019. Mr. Bentinck joined the Company as Senior Vice President, Semiconductor Services Business, in March 2019. Mr. Bentinck previously served as Executive Vice President and General Manager of Eugenus, Inc., a semiconductor equipment manufacturing company, from November 2017 to June 2018. Prior to that, Mr. Bentinck served as Vice President and General Manager of the Logic & Memories Technology Group for AIXTRON Inc., a manufacturer of systems and equipment to the semiconductor industry, from April 2014 to November 2017. From August 2006 to March 2014, Mr. Bentinck served as General Manager, Customer Support Business Group (Spares & Services) for Lam Research Corporation, a global supplier of wafer fabrication equipment and services to the semiconductor industry. Prior to Lam Research Corporation, Mr. Bentinck served in various roles of increasing responsibility at Novellus Systems, Inc., a provider of advanced process equipment for the global semiconductor industry, from 1991 through August 2006. Mr. Bentinck holds a B.S. in Chemical Engineering, and a M.S. in Engineering – Material Science, from California State Polytechnic University, Pomona.

Brian E. Harding has served as our Senior Vice President, Chief Accounting Officer since June 2022. Prior to joining UCT, Mr. Harding served as Vice President and Corporate Controller at The Greenbrier Companies from March 2020 to June 2022. Prior to that, Mr. Harding served as Vice President, Corporate Controller and Principal Accounting Officer from May 2016 to March 2020 and as Director of Finance and Accounting from May 2014 to May 2016 at FLIR Systems, Inc. (now part of Teledyne Technologies). He previously served in various roles of increasing responsibility at KPMG LLP and its international partner firms from October 2003 to May 2014. Mr. Harding holds a B.A. in Business Administration with concentrations in Accounting and Finance from Pacific University and completed the Executive Leadership and Innovation Program at the Babson Graduate School of Business.

Jamie J. Palfrey has served as our Senior Vice President of Global Human Resources since May 2021. Prior to joining UCT, Ms. Palfrey served as Senior Vice President, Global Human Resources for Shape Technologies Group, a global leader in the manufacturing process solutions industry, from December 2015 to April 2020. Previously, she held the role of Vice President, Human Resources with Wacom Americas from October 2013 to December 2015, and from 1995 to 2013 served in various senior management roles in organizations that include FEI Company, Lam Research Corporation and ConocoPhillips. Ms. Palfrey holds an M.Ed. with a focus on Human Resources, Occupational Training & Development/ instructional design, from University of Louisville and a B.S. in Business Administration from Portland State University.

Paul Y. Cho has served as our General Counsel and Corporate Secretary since October 2019. Mr. Cho brings over a decade of experience in various legal disciplines, including IP and commercial litigation, joint venture projects, and commercial transaction work. Most recently, from April 2016 to October 2019, Mr. Cho held the position of General Counsel and Corporate Secretary for the North American operations of SK Hynix, Inc., and held the position of Senior Counsel at its corporate headquarters from September 2014 to March 2016. Prior to SK Hynix Inc., Mr. Cho served as Senior Legal Counsel for Samsung SDI, a storage battery manufacturing company, from June 2013 to September 2014 and as Legal Counsel for LG Electronics, an electronics company, from April 2012 to May 2013. Mr. Cho holds a B.A. in English from the University of Michigan and a J.D. from the University of Minnesota Law School.

Item 1A. Risk Factors

The following risk factors could materially and adversely affect the Company's business, financial condition or results of operations and cause reputational harm and should be carefully considered in evaluating the Company and its business, in addition to other information presented elsewhere in this report.

Industry, Customer and Strategic Risks

The cyclical and highly volatile nature of the industries we serve could harm our operating results.

Our business depends in large part upon capital expenditures by manufacturers in the semiconductor and display industries, which in turn depend upon the current and anticipated market demand for such products. These industries (especially the semiconductor industry) have historically seen recurring periods of over-supply of products that have materially reduced the demand for both the capital equipment and the services required to manufacture such products. We likely will continue to experience fluctuations in customer orders through such cycles. Although some of our business, including the cleaning, coating and analytical services that support the semiconductor chip market, are less susceptible to such fluctuations, recurring slowdowns in the industries we serve have historically had adverse effects on our overall operating results. Demand shifts in these industries are rapid and difficult to predict, and we may not be able to anticipate or respond quickly enough to changes in demand.

Our revenues in periods of increasing demand depends, in part, upon our ability to: (i) timely mobilize our supply chain to maintain component and raw material supply; (ii) optimize our design, as well as mobilize our engineering and manufacturing capacity in a timely manner; (iii) expand, as necessary, our manufacturing, cleaning, coating and analytical services capacity; and (iv) maintain our product and service quality as we increase production. If we fail to timely respond to rapid increases in demand for our products and services, or to effectively manage the corresponding expansion of our manufacturing and service capacity, our customers may divert their purchases of products and services from us to our competitors.

Our ability to remain profitable and mitigate the impact on our business in periods of decreasing demand depends, in part, upon our ability to: (i) maintain the prices, quality and delivery cycles of our products and services while managing costs by optimizing our inventory levels, (ii) reduce or cancel orders from our suppliers, all without compromising our relationships with such suppliers; and (iii) continue to motivate our employees while reducing our fixed and variable costs through various initiatives, which may include reducing our workforce.

The limited visibility we have on the future needs of our customers, combined with the cyclical and volatile nature of the industries we serve, makes future revenues, results of operations and net cash flows difficult to estimate.

We rely on a small number of OEMs and IDMs for a large portion of our revenues, who could stop outsourcing critical subsystems or part cleaning, coating or analytical services, or give market share to our competitors.

A small number of OEM customers have historically accounted for a significant portion of our revenues, and we expect this trend to continue. Our top two customers accounted for 54.5%, 57.4% and 62.7% of our revenues for fiscal years 2024, 2023 and 2022, respectively. Because most of these customers are not contractually obligated to place any orders with us, the success of our Products business largely depends on these OEMs' own discretion, which discretion is buttressed by the fact that the OEMs generally own, and are therefore free to license as they see fit, the designs and other intellectual property to the products we manufacture for them. And since most of these OEMs are already our customers, any lost revenue resulting from the loss, reduction, cancellation or delay in purchase orders by any one of these customers would be difficult to replace. In the past, we have seen decreases in our business volume for those customers who have taken the manufacturing of our products in-house, given market share to our competitors, or declared bankruptcy.

Our Services business provides parts cleaning, coating and analytical expertise to both IDM and OEM customers. Our IDM business is similarly concentrated in a small number of customers, and we compete with their in-house capabilities, those OEMs who perform cleaning as part of their service contracts, and other providers of cleaning, coating and analytical services. The OEM customer profile of our Services business has significant overlap with our Products business, and we similarly compete against other providers of cleaning, coating and analytical services. Because our cleaning and analytical processes are proprietary to us, our customers may need to go through a new qualification process if they decide to transition to a new service provider.

Consolidation among our customers, or a decision by any one or more of our customers to outsource all or most of manufacturing, assembly, cleaning, coating and analytical services work to a single OEM, may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on an even smaller number of customers.

Our customers also exert a significant amount of negotiating leverage over us, which may force us to accept lower operating margins, increased liability risks or changes in our operations in order to retain their business.

Due to their size and level of contribution to our revenue, our largest customers are able to exert significant pressure to seek various concessions in our commercial agreements and individual purchase orders. Our customers often require reduced prices, as well as commitments related to quality, manufacturing and delivery of goods, as a condition to placing purchase orders. This could, among other things, result in reduced operating margins or require capital or other expenditures in order to maintain or expand our market share. Further, many of our customers generally require us to indemnify against certain liabilities, which may include claims of losses by their own customers arising out of property damages, bodily injuries or deaths, or infringement of intellectual property rights by our products. Our potential liability for infringing upon a third party's intellectual property is generally uncapped, and in some cases, we have self-insured against these risks, such that we do not have a third-party insurer to reimburse us against these losses. Our customers may also pressure us to make other concessions in order to preserve or expand our market share with them. For example, customers may prevent us from moving our manufacturing sites from higher-cost regions to lower-cost regions, all the while seeking price reductions. If we are unable to retain and expand our business on favorable commercial terms, our business will be adversely affected and we may be susceptible to increased liability risk.

Acquisitions could result in operating and integration difficulties, dilution, margin deterioration, diversion of management's attention, and other consequences that may materially impact our business.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. Our management regularly evaluates potential strategic transactions with its advisors and our Board of Directors in the ordinary course of business. We may not be successful in negotiating the terms or financing for potential acquisitions and our due diligence may fail to identify all of the problems, liabilities or other challenges associated with an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer retention issues. In addition, we may not be successful in effectively integrating the acquired business, product or technology into our existing business and operations. The areas where we face risks include:

- management of a larger, more complex and capital intensive combined business, including integrating supply and distribution channels, computer and accounting systems, and other aspects of operations;

- exposure to new operational risks, rules, regulations, worker expectations, customs and practices;

- inability to complete proposed transactions due to the failure to obtain regulatory or other approvals, litigation or other disputes, and any ensuing obligation to pay a termination fee;

- reduction of gross margins and pricing leverage due to the acquired company having the same customer base;

- failure to realize expected returns from acquired businesses;

- reduction in cash balances or increase in debt obligations to finance the acquisition, which may reduce the availability of cash flow for general corporate or other purposes;

- integration of the capabilities of the acquired businesses without reducing the quality of existing products;

- incorporation of different financial and reporting controls, processes, systems and technologies into our existing business environment;

- unforeseen liabilities, expenses, or other losses associated with the acquisitions for which we do not have recourse under their respective agreements;

- the risk of litigation or claims associated with a proposed or completed transaction;

- inadequacy or ineffectiveness of an acquired company's internal financial controls, disclosure controls and procedures, or environmental, health and safety, anti-corruption, human resource or other policies or practices;

- performance shortfalls as a result of the diversion of management's attention from the Company's operations;

- cultural challenges associated with integrating employees from the acquired business into our organization, and incentivization and retention of employees from the businesses we acquire; and

- difficulties associated with the retention and transition of new customers and partners into our existing business.

If we fail to address these risks, we may not be able to realize the anticipated benefits of such acquisitions or investments and incur unanticipated liabilities and substantial costs, materially harming our business in the process.

Our acquisitions could also result in one or more of the following: dilutive issuances of our equity securities, additional debt, contingent liabilities, amortization expenses, impairment charges and restructuring charges, any of which could harm our financial condition. Also, due to prevailing conditions in the credit market and our existing leverage, the financing of any such acquisition may be difficult to obtain, and the terms of any such financing may not be favorable.

We are exposed to risks associated with volatility in the global economy.

We rely heavily on OEM customers for the success of our business. The success of OEMs' business is, in turn, directly related to the success of IDMs and other chipmakers, whose customers are engaged in consumer-facing businesses. Much of our success, therefore, depends on consumer spending and capital expenditures by retail businesses. Uncertainty regarding the global economy may exacerbate negative trends in business and consumer spending, which may cause, and have caused in the past, our customers to scale back operations, reduce capital expenditures, exit businesses, move capacity to other manufacturers, in-source capacity or file for bankruptcy protection and potentially cease operations. Our customers may then be forced, and have been forced in the past, to push out, cancel or refrain from placing orders for our products or services. These conditions may also similarly affect, and have affected in the past, key suppliers, impairing their ability to timely deliver components or raw materials. We will then be forced to procure components or raw materials from higher-cost suppliers or reconfigure the design and manufacture of our products or services, which may eventually lead, and have led in the past, to our failure to fill customer orders. Recent inflationary trends have had, and could continue to have, a negative impact on many aspects of our cost structure.

We have established and, as circumstances may require, intend to expand our operations globally, which exposes us to risks associated with operating in foreign countries.

We generated approximately 73.0% and 69.6% of our revenues in international markets for fiscal years 2024 and 2023, respectively. Depending on market conditions, we intend to further expand our operations in Asia Pacific and EMEA. The carrying amount of our fixed assets in Asia Pacific and EMEA were $121.0 million and $84.5 million, respectively as of December 27, 2024, and $132.6 million and $80.1 million, respectively as of December 29, 2023.

We are exposed to political, economic, legal and other risks associated with operating in Asia and EMEA, including:

- foreign currency exchange fluctuations;

- political, civil, public health and economic instability, such as the one resulting from the conflict between Israel and Hamas-led groups that started in 2023;

- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments, import/export restrictions and quotas, and customs duties and tariffs;

- uncertainty regarding social, political and trade policies in the United States and abroad;

- timing and availability of export licenses;

- disruptions due to developing domestic infrastructure in countries like China, including transportation and energy;

- difficulties in developing relationships with local suppliers, attracting new international customers, conducting due diligence with respect to business partners in certain international markets, collecting accounts receivables, and staffing and managing distant international subsidiaries and branch operations;

- the burden of complying with foreign and international laws and treaties;

- legal systems potentially subject to undue influence or corruption; and

- potentially adverse tax consequences, including restrictions on the repatriation of earnings to the United States.

Negative or uncertain global conditions could prevent us (and have prevented us in the past) from accurately forecasting demand for our products and services. In addition, a shift in the mix of orders from our customers away from low-cost markets to higher cost markets could adversely affect our operating margins.

Our operations in Asia Pacific and EMEA are subject to U.S. regulations governing equipment export. These laws are complex and require us to obtain export licenses, a failure of which could expose us to fines, penalties and export ban. The U.S. Department of Commerce continually updates and often expands the list of entities, to whom U.S. companies cannot sell certain products or provide certain services without a license from the Department of Commerce. These rules and regulatory changes could have material adverse impact on the result of our operations, and have changed our business forecast in the past.

Over the past several years, some foreign government authorities, including those in China and South Korea, have pursued economic reform policies by promoting local businesses and local economic activity. Without notice, these government authorities may continue or alter these policies to our detriment, including imposition of confiscatory taxation policies, new restrictions on currency conversion, and limitations on sources of supply.

We are subject to various laws and regulations of the countries where we conduct business, including laws and regulations relative to anti-corruption and anti-bribery, antitrust and competition, data privacy, and export regulations. These foreign laws and regulations are constantly evolving and may, in some cases, conflict with each other. Although our compliance policies against unethical business practices apply to all our employees and agents, any violation of these policies by a rogue employee or agent may expose us to enforcement actions under these laws and regulations.

Other changes in U.S. or international social, political, regulatory and economic conditions or laws and policies governing tax laws, foreign trade, manufacturing, and development and investment in the countries where we or our customers operate could also adversely affect our operating results and our business. International trade disputes could result, and have resulted in the past, in increases in tariffs and other trade restrictions and protectionist measures that could adversely impact our operations and reduce the competitiveness of our products relative to local and global competitors.

We could be adversely affected by risks associated with joint ventures, including those in the Asian markets.

From time to time, we may seek to expand our business through investments in joint ventures with complementary businesses, technologies, services or products, in both new and existing market categories and geographic regions. Our investments in joint ventures are subject to a number of risks, including many of the same risks that we encounter in our acquisition activities. In particular, we participate in a joint venture with Cinos Co., Ltd. ("Cinos Korea") in South Korea and Cinos Xi'an in China. The success of these joint ventures will continue to demand significant management and capital resources, and effective management of those risks inherent in overseas joint venture operations, including: protection of our intellectual property; economic, political and labor instability; language and cultural differences; contractual enforcement issues; and managing product development, operations and sales activities that are physically far removed from our headquarters and have historically been centralized with local management. In addition, from time to time in the future, our joint venture partners may have economic or business interests that are different from ours. If each joint venture business does not progress according to our plans and anticipated timing, our investment in the joint ventures may not be successful.

The industries in which we participate are highly competitive and rapidly evolving.

We face intense competition from subsystem and component manufacturers in the industries we serve. Increased competition could result, and has resulted in the past, in price reductions, reduced gross margins or loss of market share. Competitors may introduce new products in the markets currently being served by our products. These new products may have better performance, lower prices and achieve broader market acceptance than our products. Further, since our customers generally own the designs and other intellectual property to the products we manufacture on their behalf, we cannot prevent them from licensing such designs and other intellectual property to our competitors for the manufacture of such products. Similarly, while the cleaning and analytical processes we utilize are proprietary to us, OEMs are looking to increase their maintenance services and could create proprietary cleaning processes with competitors, limiting our ability to compete for future business.

Our competitors may have greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products and services, and reduce prices to increase market share. Moreover, there may be merger and acquisition activities among our competitors and potential competitors that may provide our competitors and potential competitors an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. Further, if one of our customers develops or acquires the internal capability to develop and produce critical subsystems that we produce, or cleaning, coating and analytical services we provide, the loss of that customer could have a material adverse effect on our business, financial condition and operating results.

If our new products are not accepted by OEMs or other customers or if we are unable to obtain historical margins on our new products, our operating results would be adversely impacted.

We design, develop and market critical subsystems and proprietary cleaning, coating and analytical services to OEMs, IDMs and other customers. The introduction of new products and processes is inherently risky because it is difficult to foresee the adoption of new standards, coordinate our technical personnel and strategic relationships and win acceptance of new products by our customers. We may ultimately not be able to recoup design and development expenditures. For several quarters following their introduction, newly introduced products typically carry lower gross margins than existing products. If any of our new systems or subsystems are not successful in the market, or if we are unable to obtain gross margins on new products that are similar to the gross margins we have historically achieved, our business, operating results and financial condition could be adversely affected.

If we do not keep pace with developments in the industries we serve and with technological innovation generally, our products may not be competitive.

Rapid technological innovation in the markets we serve (for example, the recent proliferation of artificial intelligence) requires us to anticipate and respond quickly to evolving customer requirements and could render our current product or service offerings and technology obsolete. Technological innovations are inherently complex. We believe that our future success will depend upon our ability to timely design, engineer and manufacture products and services that meet the changing needs of our customers. If we are unable to integrate new technical specifications into competitive product and service designs, develop the technical capabilities necessary to manufacture new products or provide new services or make necessary modifications or enhancements to existing products or services, our business prospects could be harmed.

The timely development of new or enhanced products and services requires us to:

- design innovative and performance-enhancing features to differentiate our products and services;

- identify emerging technological trends, including new standards for our products and services;

- accurately identify and design new products and services to meet market needs;

- timely and efficiently collaborate with OEMs and IDMs to design and develop products and services;

- timely ramp-up production of new products, especially new subsystems, at acceptable yields and costs;

- successfully manage development production cycles; and

- respond effectively to technological changes or product or service announcements by others.

We must achieve design wins to retain our existing customers and to obtain new customers.

New capital equipment typically has a lifespan of several years, and OEMs frequently specify which systems, subsystems, components and instruments are to be incorporated in their equipment. Once incorporated, the OEM will likely maintain that same composition of products for at least several months. IDMs typically establish cleaning, coating, and analytical services as they develop and qualify new chip designs for production. Once a cleaned or coated part has been qualified, the refurbishment processes used to clean or coat the qualified part will likely continue to be used. Accordingly, it is important that our products and services are designed into the new capital equipment and new chip designs (known as a "design win"), to retain our existing customers and to obtain new customers.

We incur technology development and sales expenses with no assurance that our products will ultimately be designed into an OEM's capital equipment or into an IDM's manufacturing process. Further, developing new customer relationships, as well as maintaining and increasing our market share with existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance from prospective customers that they will place orders. We believe that OEMs and IDMs often consider long-term relationships in selecting and placing orders, which could mean we may have difficulty achieving design wins from OEMs and IDMs that are not our current customers.

We are exposed to risks related to the adoption and use of artificial intelligence

We are subject to various risks associated with the adoption and utilization of artificial intelligence ("AI") technologies by both our company and our competitors. While we have implemented strict limitations and guidelines, we permit our employees to use certain AI capabilities in their job functions. The inherent complexity and rapid evolution of AI technology may hinder our ability to effectively implement these capabilities, potentially leading to significant costs without corresponding benefits to our business or customer value. Our AI implementations may result in errors or unintended outcomes due to algorithmic flaws, inadequate training data, or inherent biases, which could expose us to liability and reputational damage. Additionally, we face competitive risks if our adoption of AI or other machine learning technologies is not done timely or as effective as that of our competitors. AI technology also presents unique challenges related to data privacy, cybersecurity, and ethical considerations, which could impact our business operations. The regulatory landscape is continuously evolving, with new laws and regulations being proposed or enacted in various jurisdictions. Compliance with these diverse requirements could increase our operational costs, and any actual or perceived regulatory violations could subject us to enforcement actions, penalties, and reputational harm. The combined effect of these interrelated risks could materially and adversely affect our business operations, financial condition, and competitive position.

Operational Risks

Our dependence on our suppliers may prevent us from delivering an acceptable product on a timely basis.

For many of the components and raw materials we use in our products and services, we rely on both single-source and sole-source suppliers, many of whom have been specifically designated by our customers. If a supplier, who may not be under any long-term supply obligations, fails to provide the necessary volume of components or raw materials in a timely manner at acceptable prices and quality, we would be forced to identify and qualify alternative sources. The process of qualifying new suppliers for complex components and raw materials is lengthy and could delay our production or delivery of services. Fluid Solutions, for example, is susceptible to experiencing sharp price fluctuations in raw materials, which can significantly affect, and has affected in the past, its cost of revenue and could erode profitability and competitiveness. For example, one of our key suppliers was the target of a ransomware attack, which had a negative impact on our ability to procure the necessary volume of components to meet our projected production level.

We may also experience difficulty in obtaining sufficient quantities of components and raw materials in times of growth in our business. In the past, we have experienced shortages in supplies of various components, such as mass flow controllers, valves and regulators, and certain prefabricated parts, such as sheet metal enclosures, used in the manufacture of our products. Some of the suppliers designated by our customers are also our competitors, which presents a special challenge for us to procure the components in sufficient quantity to meet the customer demand. If we, or our suppliers, are unable to procure sufficient quantities of supplies, components or raw materials, our customers could delay or cancel orders or service contracts.

The manufacturing of our products and the services we provide are highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business and operating results will suffer.

The manufacturing of our products is a highly complex process. The services we provide are also highly complex, and dependent upon procuring specialty materials necessary to correctly perform such complex services with precision. Both the manufacturing of our products and the services we provide involve the integration of multiple components and require effective management of our supply chain to meet our customers' design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers' requirements. In order to respond to these modifications and deliver our products in a timely manner, we must effectively manage our manufacturing and procurement processes, the failure of which can lead to a loss of business and reputational damage. We may also be liable for certain damages under our agreements with our customers, if we or our suppliers fail to effectively or timely re-configure manufacturing processes or components in response to these modifications.

Our inability to successfully manage the implementation of a company-wide enterprise resource planning ("ERP") system could adversely affect our operating results.

We are continuing the implementation of a company-wide ERP system. This process has been and continues to be complex and time-consuming and we expect to incur additional capital outlays and expenses. This ERP system will replace or interface with our existing operating and financial systems, which has been and is a major undertaking from a financial management and personnel perspective. Should the ERP system not be implemented successfully throughout all our business units on time and within budget, or if the system does not perform in a satisfactory manner, it could be disruptive and adversely affect our operations, including our ability to: (i) report accurate, timely and consistent financial results; (ii) purchase supplies, components and raw materials from our suppliers; and (iii) deliver products and services to customers on a timely basis and to collect our receivables from them. We have teams leading the implementation of the ERP system at most of our locations. To the extent these teams or key individuals are not retained through the implementation process, the success of our implementation could be compromised and the expected benefits of the ERP system may not be realized.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls which, if not remediated, could adversely affect the accuracy, reliability, and timeliness of our financial reports, our reputation, business operations, and stock price.

Based on our evaluation under the COSO framework as further described under "Item 9A – Controls and Procedures," our management concluded that we did not maintain effective internal control over financial reporting as of December 27, 2024 due to material weaknesses.

Effective internal controls over financial reporting are necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting. The process of designing, implementing, maintaining, and updating our internal controls and complying with Section 404 is expensive and time consuming, and requires significant attention from management and company resources. Failure to maintain existing or implement new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations.

We have begun the process of evaluating the material weaknesses and have taken steps toward executing a full remediation plan. Until the remediation plan is implemented, tested, and deemed effective, we cannot be certain that our actions will adequately remediate the material weaknesses or that no additional material weaknesses in our internal controls will be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected and could reduce the market's confidence in our financial statements and harm our stock price.

We are subject to order and shipment uncertainties and any significant reductions, cancellations or delays in customer orders could cause our revenue to decline and our operating results to suffer.

Forecasting our revenue can be challenging because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to design, produce or deliver products to our customers. Much of our revenue depends on customer orders that we receive and fulfill in the same quarter. We generally do not have long-term purchase orders or contracts that contain minimum purchase commitments. Instead, we typically plan around non-binding volume forecasts we receive from our customers, and we sometimes order and build component inventory in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes, or delay production for reasons beyond our control, for which we usually are not entitled to compensation. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenue. Moreover, many of the products we manufacture are custom built for our customers and are therefore not fungible with products we sell to other customers. If we do not obtain orders as we anticipate, we could have excess component inventory for a customized product that we would not be able to sell to another customer, likely resulting in inventory write-offs. In addition, because many of our costs are fixed in the short term, we could experience, and have experienced in the past, deterioration in our gross profit and operating margins when our sales volume declines.

We hold our customers' parts on our premises and any significant damage or loss to these parts could cause our operating results to suffer.

In connection with our Services business, we face a number of risks associated with customer parts being held on our premises, including the risk of mishandling or damaging, customer parts, any of which could be materially harmful for our business.

The results of our operations, financial position and cash flows may suffer if we do not effectively manage our inventory.

Inventory is one of the largest assets on our balance sheet, representing 19.8% of our total assets as of December 27, 2024. Effective management of raw materials, work-in-process and finished goods is imperative to keep inventory costs down and maintain or improve gross margins, all the while meeting changing customer requirements.

The industries we serve have been highly cyclical, which makes accurately forecasting customers' needs difficult. Although we seek to maintain sufficient inventory of materials to guard against interruptions in supply and meet our customers' needs, we may experience shortages of certain key materials, particularly in times of high industry demand. We also often face long lead times from our suppliers, which may be longer than the lead times provided to us by our customers. If we underestimate customer demand or if such demand exceeds our manufacturing capacity or available raw materials, we may lose sales opportunities and market share and potentially damage our relationships with customers.

An overestimation of customer demand may result in allocation of resources for products that we may not be able to sell, and we may be forced to hold excess or obsolete inventory. Our products can become obsolete when customers change their specifications, or become excess inventory due to a decrease in demand. Furthermore, if market prices drop below the prices at which we value our inventory, we would need to take a charge for a reduction in inventory values in accordance with the applicable accounting rules. Any unexpected changes in demand or increases in manufacturing costs that cause us to take additional charges for un-saleable, obsolete or excess inventory, or to reduce inventory values, would adversely affect our results of operations.

We hold our inventory at various manufacturing sites around the globe and many of these sites have more than one warehouse. We rely upon our IT systems and internal controls to accurately and timely manage, store and replenish inventory, complete and track customer orders, coordinate sales activities across all of our products, and maintain and report vital data and information. A disruption in our IT systems or a failure of our internal controls could result, and have resulted in the past, in delays in receiving inventory and supplies, delays in filling customer orders, incorrect inventory counts, over or under stocking, and loss of inventory.

Our customers require our products to undergo a lengthy and expensive qualification process. Any delay or failure in this process could result in a material financial harm.

We have had to qualify as a supplier, and maintain that status, for each of our customers. This is often a lengthy process that normally involves customer inspection and approval of our engineering, documentation, manufacturing and quality control procedures before the customer will place volume orders. Such qualification requirements limit our ability to quickly add new customers to offset any loss of, or reduction in sales to, existing customers. Moreover, if we fail to maintain our status as a qualified supplier to any of our customers, such customer could cancel its orders or otherwise terminate its relationship with us.

Defects in our products or services could damage our reputation, decrease market acceptance of our products, release hazardous materials, and result in litigation, indemnification liability or unexpected warranty claims.

A number of factors, including design flaws, material and component failures, workmanship issues, contamination in the manufacturing, cleaning, coating or analytical environment, impurities in the materials or chemicals used, equipment failures, and unknown sensitivities to process conditions, such as temperature and humidity, may cause our products to contain undetected errors or defects. Problems with our products may:

• cause delays in product introductions and shipments for us or our customers;

• result in increased costs and diversion of development resources (for design modifications and others);

• cause us to incur increased charges due to unusable inventory;

- result in liability for the unintended release of hazardous materials through the defective products, which can cause serious injury or death;

- create indemnification and warranty claims for rework, replacement or other damages, which can be significant if our products have already been installed in a fabrication facility;

- decrease market acceptance of, or customer satisfaction with, our products; and

- result in lower yields for semiconductor manufacturers.

Our business may be adversely affected by IT disruptions, including by impairing our ability to effectively deliver our products or services, which could cause us to lose customers.

The manufacture and delivery of our products, the provision of our services and our financial reporting depend on the continuing operation of our technology infrastructure and systems, particularly our data center located in California. Any damage to or failure of our systems could result in interruptions in our ability to manufacture or deliver products or services, or adversely impact our ability to accurately and timely report our financial results. Interruptions could reduce our sales and profits, and our systems could be perceived as unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, hardware or software failures, telecommunications failures, cyber attacks, and similar events. Some of the critical components of our system are not redundant and we currently do not have a backup data center.

Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software attacks, attempts to gain unauthorized access to systems and data, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data (our own or that of third parties). Under the supervision of our Chief Information Officer and Chief Information Security Officer, we have adopted certain measures to combat potential cyberattacks and information espionage, including implementation of certain security tools to detect nefarious activities within our system. Yet, given the unpredictability of the timing, nature and scope of such cybersecurity disruptions, and given those cyberattacks targeting those systems outside of our direct control (such as our supply chain's infrastructure), we could experience detrimental impacts on our operations or ability to provide products and services to our customers (such as production downtimes and operational delays), misappropriation, destruction or corruption of confidential information or other data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, and/or reputational harm, any of which could have a material adverse effect on our business.

Frequent or persistent system failures could brand our products or services unattractive to customers, which may be difficult to reverse. Any steps we take to increase the reliability and redundancy of our systems may be expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled interruptions.

Our business is largely dependent on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

Our business is largely dependent upon our design, engineering, manufacturing, chemical processing, analytical and testing know-how. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks to protect our proprietary rights. Confidentiality agreements with our employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. If we fail to protect our proprietary rights successfully, our competitive position could suffer. We may be required to spend significant resources to monitor and protect our proprietary rights, and, in the event infringement or breach of our proprietary rights occurs, our competitive position in the market may be harmed. In addition, competitors may design around our technology or develop competing technologies and know-how.

The technology labor market is very competitive, and we must hire, promote and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, the competition for qualified personnel in the technology industry is intense, and we operate in geographic locations in which labor markets are particularly competitive.

Our business is particularly dependent on expertise which only a limited number of engineers possess. The loss of any of our key employees and officers, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, any of our Executive or Senior Vice Presidents or any of our key senior managers, or the failure to attract, promote and retain qualified employees, could adversely affect our business. Also, uncertainty and disruption to our organization as a result of executive management transition could divert the executive management's attention away from key areas of our business and have a material adverse effect on our business.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made disruptions, such as armed conflicts or terrorism.

Our facilities may experience catastrophic losses caused by natural disasters or other causalities, such as earthquakes, storms, floods, fires, public health epidemic, labor disruptions, power outages, terrorist attacks or political unrest, the occurrence of any one of which could disrupt our operations, delay production and shipments, and result in large repair expenses. We have facilities in areas with above average seismic activity, such as our facilities in Hayward, California, and our Taiwan facilities in Hsinchu and Tainan. We also have experienced fires and extended power outages at our facilities, such as the fire that occurred at a Korean plant operated by our joint venture, Cinos Korea, in 2018. This risk is further exacerbated by the fact that our insurance policies do not fully cover the losses caused by earthquakes or other natural disasters or power loss. Our Fluid Solutions business operations are concentrated in Israel, where many key employees, offices and some of its production facilities are located. The political, economic and security situation in Israel has a direct impact on our operations there, and a state of war in Israel, such as the Gaza war between Israel and Hamas-led groups that started in 2023, may harm, and have harmed, our ability to supply our products to customers.

In addition, our suppliers experiencing natural disasters may not be able to provide sufficient components or raw materials in a timely manner, which can cause disruptions in our operations.

Legal and Regulatory Risks

Growing uncertainties with U.S. trade policies and export regulations with regard to China have adversely impacted and could continue to adversely impact us.

We and our customers have significant operations in China. The extent of the impact of the ongoing trade tension between the United States and China on our sales and operations is difficult to predict. In December 2024, the U.S. Department of Commerce imposed additional license requirements on certain semiconductor goods and technologies sold to certain entities in China. This expansion of export license requirements in China has adversely impacted some of our customers with business presence in China, which in turn had an adverse impact on our business. These new regulations created uncertainty for our operations in China, as the full scope and extent of the new license requirements remain uncertain, and may change over time. Obtaining these export licenses is likely difficult for us and/or our customers, and any delays (or denial) in the approval process could disrupt our supply chains and negatively impact production schedules. For example, the utilization rate of our manufacturing subsidiary in China may be negatively impacted if we would not be able to support our customers with goods and services originating out of that location.

Additionally, tariffs and retaliatory tariffs levied by the United States and China on certain raw materials have in the past increased the cost of materials for our products. If the current trade relationship between U.S. and China continues on the same tense trajectory, we may experience additional taxes and tariffs on raw materials sourced from China, which could render our products less competitive and/or profitable.

Third parties may claim we are infringing their intellectual property, which could subject us to litigations or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

We have in the past and may in the future receive claims that our products, processes or technologies infringe the patents or other proprietary rights of third parties. Any litigation regarding third party patents or other intellectual property rights could be costly and time-consuming and divert our key resources from our business operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements, possibly on terms unacceptable to us. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. We also rely on design specifications and other proprietary information provided by our customers to manufacture products for such customers. While many of our customers are contractually obligated to indemnify us for the costs to defend third party claims arising out of our use of the information provided by the customers, the indemnified amount may not be enough to make us whole, or if our customers refuse to honor its obligations, we could end up in costly litigations both to defend against such third-party claims and to enforce our contractual indemnification rights.

We may become involved in litigations and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions to our business.

In addition to any litigation related to our intellectual property rights, we have been in the past and may in the future be named as a defendant in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, environmental compliance claims, employment claims, class action litigations, and tax examinations, any one of which may expose us to significant damages and reputational harm. The outcome of such litigations and regulatory proceedings is difficult to predict. An unfavorable outcome could have a material adverse effect on our business, including limiting our ability to engage in certain business activities. In addition, such proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. For example, we have been incurring costs responding to a subpoena received from the SEC related to the material weaknesses identified in our 2022 and 2023 annual reports and the change of our independent auditors.

Any environmental contamination at any of our production facilities could result in substantial liabilities.

Our facilities use substances regulated under various foreign, federal, state and local environmental laws and regulations. We may not always be aware of, or in compliance with, all environmental laws or regulations, and our failure or inability to comply with existing or future environmental requirements could result in significant remediation and other liabilities, imposition of fines, and suspension of our services and products.

Certain regulations related to conflict minerals could adversely impact our business.

We use conflict minerals in manufacturing our products. As a result, we are required to perform ongoing due diligence on our supply chain and publicly disclose the nature and results of such efforts. Our most recent disclosure was filed on Form SD on May 30, 2024, noting that we could not yet determine whether the conflict minerals we source were, directly or indirectly, used to finance or benefit armed groups in the Democratic Republic of Congo and its adjoining countries. There have been and there will be costs associated with complying with these disclosure requirements to determine the sources of conflict minerals used in our products, and potential changes to products, processes or sources of supply as a consequence of such verification activities. Complying with these rules could adversely affect the sourcing, supply and pricing of materials used in our products and result in substantial additional costs. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we are not certain that we will be able to obtain the conflict minerals from such suppliers in sufficient quantities or at competitive prices. We may also face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products. If we are unable to comply with these disclosure rules (which themselves may be subject to potential re-formulation by the new administration), we could be subject to enforcement actions by the SEC and liability under the Securities Exchange Act of 1934, which could result in material adverse consequences to our business, as well as significant fines and penalties.

Financial, Tax and Capital Markets Risks

We have significant existing indebtedness; the restrictive covenants under our credit agreement or other limitations on financing may limit our ability to expand or pursue our business strategy; if we are forced to pay our indebtedness prior to its maturity, our financial position could be materially and adversely affected.

As of December 27, 2024, we have gross debt of $499.7 million. Such debt is composed of a $493.8 million term loan outstanding under our credit agreement with Barclays Bank and $5.9 million under credit facilities at Fluid Solutions less unamortized debt costs of $7.2 million.

Our indebtedness could have adverse consequences, including: allotment of a portion of our cash to interest and principal payments, which cash therefore will not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes; and inability to obtain additional financing in the future, if needed. If we are unable to meet our debt obligations as they come due, we could be forced to restructure or refinance such obligations, seek additional equity financing, incur additional debt or sell assets, which we may not be able to do on satisfactory terms, if at all.

Our credit agreement contains certain covenants that restrict our ability to take certain actions, including incurring additional debt, providing guarantees, creating liens, making certain investments, engaging in transactions with affiliates and engaging in certain mergers and acquisitions. We are also required to comply with certain financial covenants, including the maintenance of a maximum consolidated total gross leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could result in the acceleration of all of our indebtedness, which could materially and adversely affect our financial health. As long as our indebtedness remains outstanding, the restrictive covenants and mandatory prepayment provisions could impair our ability to expand or pursue our business strategies or obtain additional funding.

We may not be able to fund our future capital requirements or strategic acquisitions from our operations, and financing from other sources may not be available on favorable terms or at all.

We made capital expenditures of approximately $63.5 million and $75.8 million for fiscal years 2024 and 2023, respectively, which are primarily related to investments in our manufacturing facilities in the United States, Ireland and Malaysia and to our ERP system implementation. The amount of our future capital requirements will depend on many factors, including: the cost associated with the expansion of our manufacturing capacity into Malaysia as part of our strategic growth plan; the cost to maintain appropriate IT systems; the cost to maintain adequate manufacturing capacity; the timing and extent of spending to support product development efforts; the timing of new product introductions and enhancements to existing products; the timing, size and availability of strategic transactions; the cost to integrate our acquisitions into our business environment; changing manufacturing capabilities to meet new or increased customer requirements; market acceptance of our products; and our ability to generate sufficient cash flow from our operating activities.

In order to finance our capital expenditures or any future strategic acquisitions, we may need to raise additional funds through public or private equity or debt financing, but such financing may not be available on terms satisfactory to us, or at all. In addition, equity financings could be dilutive to holders of our common stock, and debt financings would likely involve additional covenants that restrict our business operations. Any potential strategic acquisition or significant capital expenditure may also require the consent of our existing lenders. If we cannot raise funds on acceptable terms when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

Our quarterly revenue and operating results could fluctuate significantly from period to period, and this may cause volatility in our common stock price.

Our quarterly revenue and operating results, including our gross margin, have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons, which may include:

• the cyclical nature of the industries we serve that frequently oscillates between downturn and growth;

• changes in the timing and size, or cancellation or postponement, of orders by our customers;

• strategic decisions by our customers to terminate their outsourcing relationship with us or give market share to our competitors, which may result from decreased demand for our customers' products by end customers;

• strategic consolidation by our customers;

• pricing pressure from either our competitors or our customers;

• disruptions or delays in the manufacturing of our products or in the supply of components or raw materials;

• introduction of new products or services;

• delays in production ramp-up, low yields or other problems experienced at our manufacturing facilities;

• changes in design-to-delivery cycle times;

• inability to reduce our costs quickly, commensurate with reductions in our prices or in response to decreased demand;

• changes in our product and/or service mix;

• write-offs of excess or obsolete inventory;

• one-time expenses or charges associated with failed acquisition negotiations or completed acquisitions;

• inability to control our operating costs consistent with target levels;

• announcements by our competitors of new products, services or technological innovations; and

• geographic mix of customer orders or worldwide earnings.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet our guidance or the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

We have a stock repurchase program under which we are authorized to repurchase our common stock. Our repurchase program may be suspended or terminated at any time. Even if our stock repurchase program is fully implemented, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of our stock repurchase programs may fluctuate based on our priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of our common stock.

If we were required to impair all or part of our goodwill and/or our acquired intangible assets, our net income and net worth could be materially adversely affected.

We had $265.3 million of goodwill recorded on our Consolidated Balance Sheet as of December 27, 2024. Goodwill represents the excess of cost over the fair market value of net tangible and finite lived, identifiable intangible assets acquired in business combinations. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it could indicate a decline in our value and would require us to further evaluate whether our goodwill has been impaired. During the fourth quarter of each year, we perform an annual review of our goodwill and acquired intangible assets to determine if they have become impaired. We also conduct the same evaluation whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we were required to impair all or a significant part of our goodwill and/or our acquired intangible assets, our financial results could be materially adversely affected.

Fluctuations in foreign currency exchange rates may adversely affect our financial condition and results of operations.

The majority of our international revenues are denominated in U.S. Dollars. Many of the costs and expenses associated with our international operations are paid in foreign currencies, including Chinese Renminbi, Singapore Dollars, Japanese Yen, South Korean Won, Israeli New Shekel, Taiwanese Dollars, Malaysian Ringgits, Czech Korunas and Euro, and we expect our exposure to these foreign currencies to increase as we increase production in those regions. Changes in exchange rates among these foreign currencies may affect our revenue, cost of revenues, operating margins and tax.

We use derivative instruments, such as foreign currency forward contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the time the hedges are in place.

The market for our stock is subject to significant fluctuation.

The size of our public market capitalization is relatively small, and the average volume of our shares that are traded is relatively low. The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

• quarterly variations in our operating results;

• our ability to successfully introduce new products and services and manage new product transitions;

• changes in revenue or earnings estimates or publication of research reports by analysts;

• speculation in the press or investment community;

• strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

• announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

• the effects of war and terrorist attacks;

• domestic and international economic or political factors unrelated to our performance; and,

• the results of our operations not meeting our guidance or analysts' expectations.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Changes in tax rates or tax assets and liabilities could affect results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our annual and quarterly tax rates could be affected by numerous factors, including changes in the applicable tax laws, amount and composition of pre-tax income in countries with different tax rates, and valuation of our deferred tax assets and liabilities. In addition, due to economic and political conditions, tax laws and tax rates for income taxes in various jurisdictions may be subject to significant changes. For example, the Organization for Economic Co-Operation and Development (the "OECD") continues to advance proposals for modernizing international tax rules, including the introduction of a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. While it is uncertain whether the U.S. will enact legislation to adopt Pillar Two, certain countries in which we operate have adopted certain provisions of Pillar Two including Czechia and Korea though the impact to our fiscal year 2025 effective tax rate and cash flow is not expected to be material. Other countries have also enacted certain provision of Pillar Two that will apply to our fiscal year 2026, including Singapore and Malaysia. We continue to evaluate the impact of Pillar Two in years beyond fiscal 2025.

We are subject to examinations of our income tax returns by domestic and foreign tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from these examinations. There can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry analysts publish about us or our business. If any of the analysts issue an adverse opinion regarding our stock, our stock price would likely decline. Similarly, if these analysts cease publishing regular reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not currently intend to pay dividends on our common stock and, consequently, our shareholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

Given our current business plan to invest our earnings to fund our growth, we do not intend on declaring any dividends on UCT's common stock (which ability to do so is also restricted by the terms of our credit agreement). For the foreseeable future, therefore, any return on our shareholders' investment will depend exclusively on the capital appreciation of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

At UCT, cybersecurity risk management forms a critical component of UCT's overall enterprise risk management program. Led by our Chief Information Security Officer ("CISO"), who has over 20 years of experience in information security and technology leadership, and under the oversight of our Board of Directors, we have implemented processes to assess, identify, manage and report cybersecurity risks, which, together with our broader business continuity plans, aim to not only address immediate response to cybersecurity incidents but also ensure swift restoration of critical systems and the maintenance of core business functions in the face of digital threats. Our senior management and information technology ("IT") security teams devote considerable time and resources to conducting regular evaluations of our systems and implementing necessary enhancements to our security infrastructure to better guard against evolving cybersecurity threats. Our CISO, reporting directly to our Chief Information Officer ("CIO"), is responsible for designing, developing and implementing our overall information security program that sets forth a governance structure and processes to ensure regular risks assessments and timely reports regarding cybersecurity risks. We actively scan across our information infrastructure for security vulnerabilities inherent in our business as we rely extensively on information and technology systems for managing transactions, tracking financial performance, and storing sensitive data. We also continuously monitor and assess risks associated with the interconnected nature of many of our information and technology systems, such as ERP platforms, supply chain management systems, and electronic payment gateways. In the normal course of our monitoring process, our information security team also regularly conducts penetration testing of our business and information systems in close collaboration with a third-party expert, and promptly remediates identified vulnerabilities to prevent any potential compromise of our systems or data.

Using threat models and intelligence, we regularly assess a range of cyber threats, including hacking attempts, malware attacks, phishing schemes, infrastructure intrusions, and insider threats. In conjunction with our ongoing threat and vulnerability assessments, we evaluate the various ways, and the extent to which, cyberattacks may materially impact our business, including financial loss, regulatory penalties, reputation damage, and litigation risks. In this rapidly evolving cybersecurity environment, we recognize staying informed about emerging cybersecurity threats and industry best practices is an indispensable part of assessing and identifying cybersecurity risks, particularly within the manufacturing sector. Our involvement includes active participation in industry associations, sharing threat intelligence, and collaborating with regulatory bodies and law enforcement. This collaboration strengthens our defenses against potential threats to our financial and information systems.

As part of our ongoing commitment to maintain a robust cybersecurity program to protect all stakeholders, including our customers, investors, employees, and vendors, we have allocated significant resources to improve our IT security. We have deployed various protocols as part of a larger preventive framework against cyber threats, including advanced security technologies and services, firewalls outfitted with cutting-edge capabilities, layers of encryption protocols, Identity and Access Management ("IAM") controls, security monitoring tools, and multi-factor authentication. Our employees are required to complete cybersecurity best practice training on a regular basis (no less than once a year), the results of which are collected and reported to the senior management for further evaluation. We regularly engage third-party experts to assess the effectiveness of our security protocols and infrastructure, to detect potential threats and assist with remediation efforts, and to generally monitor and adapt our cybersecurity protocols to constantly evolving cybersecurity threats. In addition, we have deployed a Third-Party Risk Management ("TPRM") tool that sends questionnaires to our vendors designed to assess their cybersecurity vulnerabilities. These and other cybersecurity risk management protocols at UCT are being governed by our comprehensive cybersecurity policies, plans and incident response playbooks, to manage both our preventive efforts against cyber threats and quick and effective response protocols in the event of cybersecurity breaches. In the event of an incident, we are prepared to follow the steps outlined in these playbooks, from initial detection to mitigation, as well as notification to all appropriate functions, including senior management and the Board.

Our Board of Directors has the overall oversight responsibility for our risk management, and delegates the cybersecurity and other risks relating to our information controls and security to our Audit Committee. Both the Audit Committee and the full Board regularly receive updates from our management on cybersecurity matters and our ongoing risk management efforts, and actively participate in ongoing discussions. In addition, the Board and the Compensation Committee review and approve the key performance indicators applicable to all management personnel responsible for effectively managing cybersecurity risk management programs at UCT, and engage in regular review of the Company's performance against those indicators.

We continue to face cybersecurity risks related to our business. While these risks have yet to materially affect us, we cannot guarantee that our ongoing and increasingly robust approach towards cybersecurity will be able to prevent cybersecurity incidents that could have a material adverse effect on us. For additional information about cybersecurity risks we face, see the risk factor item "Our business may be adversely affected by IT disruptions, including by impairing our ability to effectively deliver our products or services, which could cause us to lose customers" in Item 1A-Risk Factors.

Item 2. Properties

UCT's headquarters is located in Hayward, California. This facility provides administrative, sales and support, engineering and technology development and manufacturing operations. This lease expires in 2027.

The Company has manufacturing and engineering facilities in California, Texas, Arizona, Israel, Oregon, China, Malaysia, Singapore, the United Kingdom, Philippines and Czechia. The Company has parts cleaning, analytics and engineering facilities in Colorado, Arizona, California, Oregon, Maine, Texas, Ireland, Israel, Taiwan, South Korea, Singapore and China. These facilities have leases that expire on various dates through 2084 and are subject to periodic changes. We also own buildings and land that are located in South Korea, China and the United Kingdom. We believe that our existing facilities are well-maintained and in good operating condition.

Item 3. Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we have not had a history of outcomes to date that have been material to our consolidated statement of operations and do not believe that any of these proceedings or other claims will have a material adverse effect on our consolidated financial condition or results of operations.

On June 7, 2024, UCT received a subpoena from the SEC related to the material weaknesses identified in our 2022 and 2023 Forms 10-K and the change of our independent auditors. We are fully cooperating with the SEC investigation. We cannot predict the duration, scope, or outcome of this matter at this time.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Stock Exchange Listing

Our common stock has been traded on the NASDAQ Global Market under the symbol "UCTT" since March 25, 2004. As of February 21, 2025, there were five holders of record of UCTT common stock.

Dividends on Common Stock

To date, we have not declared or paid cash dividends to our UCT stockholders and we do not intend to do so for the foreseeable future in order to retain earnings for use in our business. Our credit facility also limits our ability to pay dividends.

Repurchases of Common Stock

On October 20, 2022, the Board of Directors approved a share repurchase program authorizing the Company to purchase up to an aggregate of $150.0 million of the Company's common stock over a three-year period. This program may be suspended or discontinued at any time and does not obligate the Company to acquire any amount of common stock. No shares were repurchased under this program in fiscal 2024.

Stock Price Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following stock performance graph compares the cumulative total stockholder returns during the period from December 27, 2019 to December 27, 2024, of our common stock to the NASDAQ Composite Index and the RDG Semiconductor Composite Index. The comparison assumes $100 was invested on December 27, 2019, in our common stock and in each of the foregoing indices. The stock performance shown on the following graph represents historical stock performance and is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ultra Clean Holdings, Inc., the NASDAQ Composite Index
and the RDG Semiconductor Composite Index

*$100 invested on 12/27/19 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the NASDAQ Global Market:

	High		Low	
Fiscal year 2023				
First quarter	$	38.84	$	29.01
Second quarter	$	39.15	$	26.59
Third quarter	$	40.80	$	28.04
Fourth quarter	$	35.54	$	22.15
Fiscal year 2024				
First quarter	$	49.25	$	31.01
Second quarter	$	50.51	$	38.16
Third quarter	$	56.47	$	32.33
Fourth quarter	$	41.84	$	32.08

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties. Forward-looking statements can also be identified by words such as *"expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," "will be," "will continue," "will likely results,"* and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Item 1A — Risk Factors" above. The following discussion should be read in conjunction with the Consolidated Financial Statement and notes thereto included in Item 8 of this report. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Overview

Ultra Clean Holdings, Inc., ("UCT", the "Company" or "We") is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. We report results for two segments: Products and Services. Our Products segment primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules as well as other high-level assemblies. Our Services segment provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment ("WFE") markets.

We ship a majority of our products and provide most of our services to U.S. registered customers with both domestic and international locations. In addition to U.S. manufacturing and service operations, we manufacture products and provide parts cleaning and other related services in our Asia Pacific, Europe and Middle East ("EMEA") facilities to support local and U.S. based customers. We conduct our operating activities primarily through our subsidiaries.

Over the long-term, we believe the semiconductor market we serve will continue to grow due to multi-year industry demand from a broad range of drivers, such as new process architecture (e.g. gate all around) and memory devices (e.g. high bandwidth memory) necessary for cloud, artificial intelligence ("AI") and machine learning ("ML") applications. We also believe that semiconductor original equipment manufacturers ("OEM") are increasingly relying on partners like UCT to fulfill their expanding capacity requirements. Additionally, our Services business is benefiting as device manufacturers rely on precision cleaning and coating to achieve ever more advanced devices.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our Consolidated Financial Statements. On an on-going basis, we evaluate our estimates and judgments, including those related to inventories, income taxes, business combinations, contingent earn-out liabilities and goodwill, intangible assets and long-lived assets. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, inventory valuation, accounting for income taxes, business combinations, valuation of goodwill, intangible assets and long-lived assets to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition

Our revenues for fiscal years 2024, 2023 and 2022, were highly concentrated with a small number of OEM customers in the semiconductor capital equipment industry. We recognize revenue when promised goods or services (performance obligations) are transferred to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We perform the following five steps to determine when to recognize revenue:

1. Identification of the contract(s) with customers – Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions. We assess collectability based on the creditworthiness of the customer and past transaction history. We perform on-going credit evaluations of, and do not require collateral from, our customers.

2. Identification of the performance obligations in the contract – Our performance obligations include delivery of promised goods or services.

3. Determination of the transaction price – The transaction price of our contracts with customers may include both fixed and variable consideration. We include variable consideration in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We generally invoice our customers upon shipment of goods and completion of services with payment due within 30 to 90 days after issuance.

4. Allocation of the transaction price to the performance obligations in the contract – For contracts that contain multiple performance obligations, we allocate the transaction price to the performance obligations on a relative standalone selling price basis. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract.

5. Recognition of revenue when, or as, a performance obligation is satisfied – We recognize revenue from products sold at a point in time when we have satisfied our performance obligation by transferring control of the goods to the customer, which typically occurs at shipment or delivery. Revenue from service agreements is recognized upon completion of the services, which typically occurs upon shipment to the customer.

Inventory Valuation

We write down the carrying value of our inventory to net realizable value for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon inventory age and assumptions about future demand and market conditions. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis.

Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell, if less than its cost. The inventory write-downs are established on the basis of obsolete inventory or specifically identified inventory in excess of established usage. Inherent in our estimates of demand and market value in determining inventory valuation are estimates related to economic trends, market conditions, and future demand for our products. If actual demand and market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory.

Accounting for Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not more likely than not, we must increase our provision for taxes by recording a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be recoverable. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. In order to reverse a valuation allowance, U.S. GAAP suggests that we review our recent cumulative income/loss as well as determine our ability to generate sufficient future taxable income to realize our net deferred tax assets. As of December 27, 2024, we maintained a full valuation allowance on our U.S. federal and state and on certain of our foreign deferred tax assets in the amount of $96.3 million as we believe it is more likely than not that these deferred tax assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on the results of our operations and financial position. We believe we have adequately reserved for our uncertain tax positions; however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Business Combinations

In accordance with accounting for business combinations, we allocate the purchase price of acquired companies to the identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We may engage third-party valuation firms to assist management in reviewing management's identification and determination of the fair values of acquired intangible assets. Such valuations require management to make significant estimates and assumptions. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Certain of our acquisition agreements include contingent earn-out arrangements, which are generally based on the achievement of future operating income thresholds. The fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Changes in the estimated fair value of our contingent earn-out liabilities related to the time component of the present value calculation are reported in other income (expense). Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in operating income.

Goodwill, Intangibles Assets, and Long-lived Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed.

We evaluate our goodwill and indefinite life tradename for impairment, at the reporting unit level, on an annual basis, and whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. In addition, we evaluate our identifiable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- Significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

- Significant negative changes in revenue of specific products or services;

- Significant negative industry or economic trends; and

- Significant decline in our stock price for a sustained period.

We continually apply judgment when performing these evaluations and continuously monitor for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, undiscounted cash flows, discount rates, recent market valuations from transactions by comparable companies, volatility in our market capitalization and general industry, market and macroeconomic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing fair value, would require us to record a non-cash impairment charge.

Results of Operations

Fiscal Year

Our fiscal year is the 52 or 53 week period ending on the Friday nearest December 31. Fiscal 2024, 2023 and 2022 each contained 52 weeks.

A discussion regarding our financial condition and results of operations for fiscal 2024, compared to fiscal 2023, is presented below. The results of operations for 2023, and the discussion below reflect two months of activity resulting from the acquisition of HIS.

A discussion regarding our financial condition and results of operations for fiscal 2023, compared to fiscal 2022, can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 29, 2023, filed with the SEC on February 27, 2024, which is available on the SEC's website at www.sec.gov and our Investor Relations website at www.uct.com/investors.

Discussion of Results of Operations

Revenues

	Year Ended				
Revenues by Segment **(Dollars in millions)**	**December 27, 2024**	**Percent Change**	**December 29, 2023**	**Percent Change**	**December 30, 2022**
Products	$ 1,853.7	23.4%	$ 1,501.6	(27.6)%	$ 2,074.7
Services	243.9	4.7%	232.9	(22.3)%	299.6
Total revenues	$ 2,097.6	20.9%	$ 1,734.5	(26.9)%	$ 2,374.3
Products as a percentage of total revenues	*88.4 %*		*86.6 %*		*87.4 %*
Services as a percentage of total revenues	*11.6 %*		*13.4 %*		*12.6 %*

Products revenues increased $352.1 million in fiscal year 2024 over fiscal year 2023, primarily due to an increase in customer demand, along with an overall market improvement in the semiconductor industry and in part due to the acquisition of HIS in October 2023.

Services revenues increased $11.0 million in fiscal year 2024 over fiscal year 2023, primarily due to increase in demand across its customer base.

	Year Ended				
Revenues by Geography **(Dollars in millions)**	**December 27, 2024**	**Percent Change**	**December 29, 2023**	**Percent Change**	**December 30, 2022**
United States	$ 566.5	7.5%	$ 526.8	(28.6)%	$ 738.0
International	1,531.1	26.8%	1,207.7	(26.2)%	1,636.3
Total revenues	$ 2,097.6	20.9%	$ 1,734.5	(26.9)%	$ 2,374.3
United States as a percentage of total revenues	*27.0 %*		*30.4 %*		*31.1 %*
International as a percentage of total revenues	*73.0 %*		*69.6 %*		*68.9 %*

Revenues by geographic area are categorized based on the customer's location to which the products were shipped or services were performed.

The increase in U.S. revenues in fiscal year 2024 compared to fiscal year 2023 was primarily due to the acquisition of HIS in October 2023, whose customers are primarily U.S. based.

International revenues increased compared to the prior year primarily as a result of market improvement driving higher customer demand.

Cost of Revenues

Cost of revenues by Segment (Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
Products	$ 1,569.7	21.6%	$ 1,290.5	(24.6)%	$ 1,712.3
Services	171.6	2.9%	166.7	(15.4)%	197.0
Total Cost of revenues	$ 1,741.3	19.5%	$ 1,457.2	(23.7)%	$ 1,909.3
Products cost as a percentage of total Products revenues	*84.7 %*		*85.9 %*		*82.5 %*
Services cost as a percentage of total Services revenues	*70.4 %*		*71.6 %*		*65.8 %*

Total cost of revenues increased $284.1 million in fiscal year 2024 over fiscal year 2023, due to higher demand for both Products and Services driven by higher customer spending within the semiconductor industry globally.

Cost of Products revenues consists of purchased materials, direct labor and manufacturing overhead. Cost of products revenues increased $279.2 million for fiscal 2024 compared to fiscal 2023. The increase was due to higher sales volume driving increased material costs of $241.0 million, higher direct labor spending of $24.4 million, and unfavorable absorption of overhead costs of $13.8 million.

Cost of Services revenues consists of direct labor, manufacturing overhead and materials (such as chemicals, gases and consumables). Cost of services revenues increased $4.9 million in fiscal 2024 compared to the prior year driven by higher volumes of service orders, resulting in increase in material costs and overhead costs.

In both segments, costs of revenue as a percent of revenue decreased as certain fixed costs remain regardless of volume.

Gross Margin

Gross Profit by Segment (Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
Products	$ 284.0	34.5%	$ 211.1	(41.8)%	$ 362.4
Services	72.3	9.2%	66.2	(35.5)%	102.6
Gross profit	$ 356.3	28.5%	$ 277.3	(40.4)%	$ 465.0
Gross Margin by Segment					
Products	15.3%		14.1%		17.5%
Services	29.6%		28.4%		34.2%
Total Company	17.0%		16.0%		19.6%

Gross profit and gross margins fluctuate with revenue levels, product mix, material costs, and labor costs.

Products gross profit and gross margin increased in fiscal year 2024 compared to fiscal year 2023 due to higher revenue levels, product shift and volume shift from higher to lower cost regions.

Services gross profit increased in fiscal year 2024 compared to fiscal year 2023 due to higher revenue levels.

Operating Margin

Operating Profit by Segment (Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
Products	$ 79.4	165.6%	$ 29.9	(66.9)%	$ 90.4
Services	11.8	122.6%	5.3	(82.3)%	30.0
Operating profit	$ 91.2	159.1%	$ 35.2	(70.8)%	$ 120.4
Operating Margin by Segment					
Products	4.3%		2.0%		4.4%
Services	4.8%		2.3%		10.0%
Total Company	4.3%		2.0%		5.1%

Operating profit and operating margin of Products increased in fiscal year 2024 compared to fiscal year 2023 primarily due to increases in business volumes and customer demand partially offset by increases in share-based compensation expense, in outside service spending, and in the amortization of intangible assets in conjunction with the acquisition of HIS.

Operating profit and operating margin of Services increased in fiscal year 2024 compared to fiscal year 2023 primarily due to the higher gross profit resulting from increased customer demand.

Research and Development

(Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
Research and development	$ 28.3	—%	$ 28.3	(0.7)%	$ 28.5
Research and development as a percentage of total revenues	1.3 %		1.6 %		1.2 %

Research and development expenses consist primarily of activities related to new component testing and evaluation, test equipment and fixture development, product design, the advancement of cleaning and coating and analytical processes, and other product-development activities. Research and development expenses were consistent in fiscal year 2024 compared to fiscal year 2023.

Sales and Marketing

(Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
Sales and marketing	$ 57.3	10.6%	$ 51.8	(4.8)%	$ 54.4
Sales and marketing as a percentage of total revenues	2.7 %		3.0 %		2.3 %

Sales and marketing expenses consist primarily of salaries and commissions paid to our sales employees, salaries paid to our engineers who partner with sales and service employees to help determine the components and configuration requirements for new products and other costs related to the sales of our products. Sales and marketing expenses increased $5.5 million in fiscal year 2024 over fiscal year 2023, due to an increase in headcount.

General and Administrative

(Dollars in millions)	Year Ended				
	December 27, 2024	Percent Change	December 29, 2023	Percent Change	December 30, 2022
General and administrative	$ 179.5	10.8%	$ 162.0	(12.1)%	$ 184.3
General and administrative as a percentage of total revenues	8.6 %		9.3 %		7.8 %

General and administrative expenses increased $17.5 million in fiscal year 2024 over fiscal year 2023, primarily driven by increases in spending for certain third party professional services of $5.8 million, stock-based compensation expense of $4.4 million, amortization of intangible assets acquired through business combinations of $3.6 million, in addition to a combination of other factors, none of which were individually significant.

Interest and Other Income (Expense), net

	Year Ended					
(Dollars in millions)	**December 27, 2024**	**Percent Change**	**December 29, 2023**	**Percent Change**	**December 30, 2022**	
Interest income	$ 4.8	17.1%	$ 4.1	355.6%	$ 0.9	
Interest expense	$ (46.5)	(4.7)%	$ (48.8)	44.0%	$ (33.9)	
Other income (expense), net	$ 17.7	n/m	$ (1.8)	(300.0)%	$ 0.9	

n/m - not meaningful

Interest income increased $0.7 million in fiscal year 2024 over fiscal year 2023 due to higher interest income earned on cash and cash equivalent balances attributed to higher interest rates in the current period.

Interest expense decreased $2.3 million in fiscal year 2024 over fiscal year 2023 due to lower interest rates and due to lower amortization of debt issuance costs due to debt modification.

Other income (expense), net, decreased $19.5 million in fiscal year 2024 over fiscal year 2023, due to the gain from the change of the fair value of contingent earn-out of $31.0 million offset partially by the $4.0 million of debt financing costs and by $7.0 million unfavorable foreign exchange transactions and remeasurements.

Provision for Income Taxes

	Year Ended				
(Dollars in millions)	**December 27, 2024**	**Percent Change**	**December 29, 2023**	**Percent Change**	**December 30, 2022**
Provision for income taxes	$ 32.7	200.0%	$ 10.9	(71.2)%	$ 37.9
Effective tax rate	48.7%		-96.5%		42.9%

The change in tax rates in fiscal year 2024 reflects, primarily, the changes in the geographic distribution of our worldwide earnings. For fiscal year 2024, our effective tax rate was higher than the federal statutory rate of 21.0% primarily due to the valuation allowance in the U.S. and earnings in our foreign subsidiaries subject to local statutory tax rates.

For the year ended December 27, 2024, the Company concluded that a full valuation allowance against its U.S. federal and state net deferred tax assets continues to be necessary. The Company also concluded that some of its foreign deferred tax assets require a valuation allowance. The total U.S. and foreign valuation allowances for deferred tax assets were $79.1 million and $17.2 million, respectively as of December 27, 2024, and $49.8 million and $8.1 million, respectively as of December 29, 2023.

Our ability to realize deferred tax assets depends on our ability to generate sufficient future taxable income. In assessing our future taxable income, we have considered all sources of future taxable income available to realize our deferred tax assets, including the taxable income from future reversal of existing temporary differences, carryforwards, and tax-planning strategies. If changes occur in the assumptions underlying our tax planning strategies or in the scheduling of the reversal of our deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company remitted earnings from one of its subsidiaries in Singapore in 2024. With the possible exception of this Singapore subsidiary, the Company has no plans to remit other foreign earnings. We may change our intent to reinvest certain of our undistributed foreign earnings indefinitely, which could require us to accrue or pay taxes on some or all of these undistributed earnings.

Liquidity and Capital Resources

Cash and cash equivalents

The following table summarizes our cash and cash equivalents:

	Year Ended		
(In millions)	**December 27, 2024**	**December 29, 2023**	**Increase**
Total cash and cash equivalents	$ 313.9	$ 307.0	$ 6.9

The increase in cash and cash equivalents in fiscal year 2024, compared to fiscal year 2023, was primarily due to cash provided by operating and financing activities of $65.0 million and $9.8 million, respectively offset by cash used in investing activities of $63.5 million.

Cash Flows

(In millions)	Year Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Operating activities	$ 65.0	$ 135.9	$ 47.2
Investing activities	(63.5)	(119.7)	(96.2)
Financing activities	9.8	(69.9)	(56.0)
Effects of exchange rate changes on cash and cash equivalents	(4.4)	1.9	(2.7)
Net increase (decrease) in cash and cash equivalents	$ 6.9	$ (51.8)	$ (107.7)

Our primary cash inflows and outflows were as follows:

- We generated net cash from operating activities of $65.0 million in fiscal year 2024, compared to $135.9 million in fiscal year 2023. The $70.9 million decrease in net cash from operating activities was driven by a $127.0 million on unfavorable change in net working capital and by a decrease of $0.6 million from non-cash items offset in part by $56.7 million increase in net income.

- The major contributors to the net change in operating assets and liabilities, net of effects of acquisition, in fiscal year 2024 were as follows:

   ◦ Accounts receivable increased $60.3 million primarily due to timing of shipments and collections, inventories and prepaid expenses increased $6.5 million and $3.2 million, respectively due to increased production levels.

   ◦ Accounts payable increased $26.4 million, income taxes payable increased $1.0 million, accrued compensation and related benefits increased $2.4 million and other liabilities increased $1.3 million, primarily due to the timing of payments.

- Cash used in investing activities was $63.5 million in fiscal year 2024 compared to $119.7 million in fiscal year 2023. During fiscal year 2024, net cash used for investing activities primarily consisted of $63.5 million related to purchases of property, plant and equipment. During fiscal year 2023, net cash used for investing activities primarily consisted of $75.8 million related to purchases of property, plant and equipment and $46.1 million related to an acquisition.

- Cash provided by financing activities was $9.8 million in fiscal year 2024 compared to cash used of $69.9 million in fiscal year 2023. During fiscal year 2024, net cash provided by financing activities primarily due to the $23.5 million net cash proceeds from the amended credit agreement, a decrease of $28.4 million in principal payments on bank borrowings, and a $29.4 million decrease in share repurchases offset partially by the additional $2.5 million payment of debt issuance costs. During fiscal year 2023, net cash provided by financing activities primarily consisted of debt repayment of $38.6 million and $29.4 million of shares repurchased.

We believe we have sufficient capital to fund our working capital needs, satisfy our debt obligations, maintain our existing capital equipment, purchase new capital equipment and make strategic acquisitions from time to time. As of December 27, 2024, we had cash and cash equivalents of $313.9 million compared to $307.0 million as of December 29, 2023. Our cash and cash equivalents, cash generated from operations and borrowings under our term loan described below, were our principal sources of liquidity as of December 27, 2024.

We have an existing factoring arrangement with a financial institution in which a portion of its accounts receivable are sold on a nonrecourse basis. As of December 27, 2024, there were outstanding customer invoices amounting to $6.7 million that we factored under this arrangement.

We anticipate that our existing cash and cash equivalents balance and operating cash flow will be sufficient to service our indebtedness and meet our working capital requirements and technology development projects for at least the next twelve months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, the size and number of any acquisitions, the state of the worldwide economy, our ability to meet our financial covenants with our credit facility, the cyclical expansion or contraction of the semiconductor capital equipment industry and the other industries we serve and capital expenditures required to meet possible increased demand for our products.

In order to expand our business or acquire additional complementary businesses or technologies, we may need to raise additional funds through equity or debt financings. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, our stockholders' equity interest will be diluted and these securities might have rights, preferences and privileges senior to those of our current stockholders. We may also require the consent of our new lenders to raise additional funds through equity or debt financings. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

As of December 27, 2024, we had undistributed earnings of approximately $555.0 million from our foreign subsidiaries that are indefinitely invested outside of the U.S. As of December 27, 2024, we have cash of approximately $273.1 million in our foreign subsidiaries.

Borrowing Arrangements

(Dollars in millions)	December 27, 2024		December 29, 2023	
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
U.S. Term Loan	$ 493.8	8.7%	$ 479.3	8.8%
Fluid Solutions Debt Facilities	5.9	7.4%	6.0	9.4%
Debt issuance costs	(7.2)		(6.5)	
	$ 492.5		$ 478.8	

On April 4, 2024, the Company entered into a Sixth Amendment (the "Sixth Amendment") to the Credit Agreement dated as of August 27, 2018 (as amended as of October 1, 2018, March 31, 2021, August 19, 2022, June 29, 2023 and July 27, 2023 (the "Existing Credit Agreement"), and the Existing Credit Agreement as further amended by the Sixth Amendment, the "Credit Agreement"). Pursuant to the Sixth Amendment, the Existing Credit Agreement was amended to, among other things, (i) extend the final maturity date of the term loan and revolving credit facilities under the Credit Agreement by 30 months; (ii) reduce the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum; and (iii) increase the outstanding amount under the Term Loan of $475.4 million to $500 million.

The Sixth Amendment resulted in the receipts of an additional $67.7 million of debt, net of $1.1 million related lender fees from new or existing syndicate lenders which was offset by syndicate lenders who reduced their positions by $44.2 million. The Company capitalized additional $2.5 million of costs related to this amendment and continued to defer previously capitalized costs of $5.2 million. The Company expensed third party transaction costs and the previously capitalized costs of extinguished debt of $3.6 million which was included in the other income (expense), net in the Consolidated Statements of Operations for the year ended December 27, 2024.

On October 8, 2024, the Company entered a Seventh Amendment (the "Seventh Amendment") to the Credit Agreement to further reduce the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum.

The Term Loan has a maturity date of February 25, 2028. The Company pays monthly interest payments in arrears and quarterly principal payments of 0.625% of the outstanding principal balance as of October 8, 2024, with the remaining principal paid upon maturity.

The revolving credit facility has an available commitment of $150.0 million and a maturity date of August 27, 2027. The Company pays a quarterly commitment fee in arrears equal to 0.25% of the average daily available commitment outstanding. Outstanding letters of credit reduce the availability of the revolving credit facility and, as of December 27, 2024, the Company had $146.5 million, net of $3.5 million of outstanding letters of credit, available under this revolving credit facility.

The letter of credit facility has an available commitment of $50.0 million and a maturity date of August 27, 2027. The Company pays a quarterly fee in arrears equal to 2.5% (subject to certain adjustments to the Term Loan) of the dollar equivalent of all outstanding letters of credit, and a fronting fee equal to 0.125% of the undrawn and unexpired amount of each letter of credit. As of December 27, 2024, the Company had $3.5 million of outstanding letters of credit and $46.5 million of available commitments remaining under the letter of credit facility.

Under the Credit Agreement, the Company may elect that the Term Loan bear interest at a rate per annum equal to either (a) "ABR" (as defined in the Credit Agreement), plus the applicable margin or (b) the "Eurodollar Rate" (as defined in the Credit Agreement), based on SOFR, plus the applicable margin. The applicable margin for the Term Loan is equal to a rate per annum to either (i) at any time that the Company's corporate family rating is Ba3 (with a stable outlook) or higher from Moody's and BB (with a stable outlook) or higher from S&P, (x) 3.00% for such Eurodollar term loans and (y) 2.00% for such ABR term loans or (ii) at all other times, (x) 3.25% for such Eurodollar term loans and (y) 2.25% for such ABR term loans. Interest on the Term Loan is payable on (1) in the case of such ABR term loans, the last day of each calendar quarter and (2) in the case of such Eurodollar term loans, the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

At December 27, 2024, the Company had an outstanding amount under the Term Loan of $493.8 million, gross of unamortized debt issuance costs of $7.2 million. As of December 27, 2024, the interest rate on the outstanding Term Loan was 7.8%.

The Credit Agreement requires the Company to maintain certain financial covenants including a consolidated fixed charge coverage ratio and a consolidated leverage ratio (as defined in the Credit Agreement) as of the last day of any fiscal quarter. The Company currently has no revolving loans outstanding under the Credit Agreement. The Company was in compliance with all financial covenants as of the fiscal year ended December 27, 2024.

The Company has a credit agreement with a local bank in the Czechia that provides for a revolving credit facility in the aggregate of up to 7.0 million euros (approximately $7.3 million). As of December 27, 2024, no debt was outstanding under this revolving credit facility.

Fluid Solutions has a credit facility with a financial institution in Israel that provides borrowing up to $6.0 million. As of December 27, 2024, Fluid Solutions had a $5.9 million outstanding balance under this facility with interest rate of 6.7%.

As of December 27, 2024, the Company's total bank debt was $492.5 million, net of unamortized debt issuance costs of $7.2 million. As of December 27, 2024, the Company had $146.5 million, $0.1 million and $7.3 million available to draw from its credit facilities in the U.S., Israel and Czechia, respectively.

The fair value of the Company's long-term debt was based on Level 2 inputs, and fair value was determined using quoted prices for similar liabilities in inactive markets. The Company's carrying value approximates fair value for the Company's long term-debt.

Capital Expenditures

Capital expenditures were $63.5 million for the year ended December 27, 2024 and were primarily attributable to the capital invested in our manufacturing facilities worldwide as well as costs associated with the ongoing design and implementation of our new enterprise resource planning system. For the year ended December 27, 2024, capital expenditures for our Products and Services segments were $40.4 million and $23.1 million, respectively, representing 2.2% and 9.5% of the respective segment revenues. To maintain our manufacturing capacity and support our strategic growth plans, capital expenditures are typically in the range of 2-4% of annual segment revenues for our Products segment and between 5-10% of annual segment revenues for our Services segment. Ultimately, the amount of capital expenditures is dependent on several factors including, but not limited to, the timing and implementation of capital projects, the performance of our business, economic and market conditions, the cash needs and investment opportunities for the business, the need for additional capacity to service anticipated customer demand, equipment lead times, and the availability of cash flows from operations or financing activities.

Contractual Obligations

We have commitments to various third parties to primarily purchase inventories and property, plant and equipment totaling approximately $460.5 million on December 27, 2024.

In conjunction with the sale of our products in the ordinary course of business, we provide standard indemnification against certain liabilities to our customers, which may include claims of losses by their own customers resulting out of property damages, bodily injuries or deaths, or infringement of intellectual property rights by our products. Our potential liability arising out of intellectual property infringement claims by any third party is generally uncapped. As of December 27, 2024, we have not incurred significant costs to defend lawsuits or settle claims related to these indemnification arrangements. As a result, we believe the estimated fair value of these arrangements is minimal.

During the periods presented, we do not have unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued and Adopted Accounting Pronouncement

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on UCT's Consolidated Financial Statements, see Note 1, "Organization and Significant Accounting Policies," of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including credit risk, foreign currency exchange rate risk and interest rate risk.

Credit Risk

A substantial majority of our trade receivables are derived from sales to OEMs. We believe the three largest customer net accounts receivable balances (41.9% as of December 27, 2024) do not represent a significant credit risk, based on cash flow forecasts, balance sheet analysis, and past collection experience. For more information about the customers that represent our accounts receivable balance and our consideration related to credit losses, see Note 13, Revenue Recognition.

We have adopted credit policies and standards intended to accommodate industry growth and inherent risk. We believe credit risks are moderated by the financial stability of our major customers. We assess credit risk through quantitative and qualitative analysis. From these analyses, we establish shipping and credit limits and determine whether we will seek to use one or more credit support protection devices, such as obtaining a parent guarantee, prepayment or standby letter of credit.

Foreign Currency Exchange Rate Risk

We operate in international markets, which expose us to market risk associated with foreign currency exchange rate fluctuations between the U.S. Dollar and various foreign currencies. Historically, the majority of our revenue contracts and arrangements with third party suppliers are denominated in U.S. Dollars. Separately, a portion of our expenses, primarily the cost to manufacture, cost of personnel to deliver technical support on our products and professional services, sales and sales support and research and development, are denominated in foreign currencies.

Revenue resulting from selling in currencies and costs incurred in local currencies are exposed to foreign currency exchange rate fluctuations which can affect our operating income. As foreign currency exchange rates vary, operating income may differ from expectations. Increases in the value of the U.S. Dollar relative to other currencies would make our products more expensive relative to competing products priced in such other currencies, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. Dollar relative to other currencies could result in our foreign suppliers raising their prices in order to continue doing business with us. However, we do not expect foreign currency exchange rate fluctuations to have a material effect on our results of operations.

We use derivative instruments, such as foreign currency exchange contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. These contracts reduce, but do not entirely eliminate the impact of currency exchange rates movement on our assets and liabilities.

Interest Rate Risk

We are exposed to market risk due to changing interest rates under our credit facilities. Our Credit Facility is comprised of a Term B loan and a revolving credit agreement with interest rates as described under Note 7 of Notes to the Consolidated Financial Statements.

At the end of fiscal 2024, the Term B loan had a balance of $493.8 million. A hypothetical 100 basis points increase in our borrowing rates at the end of fiscal 2024, would result in approximately $4.9 million annual increase in interest expense on this existing principal balance.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ultra Clean Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ultra Clean Holdings, Inc. and its subsidiaries (the "Company") as of December 27, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 27, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 27, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not design and maintain effective controls relating to the: (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives across the Company, (ii) sufficiency of competent personnel to analyze risks of material misstatement and develop internal control activities to support the achievement of the Company's internal control objectives, (iii) monitoring of control activities in accordance with established policies in a timely manner, (iv) information technology general controls over program change and user access for certain information systems for certain of the Fluid Solutions operating subsidiaries in the Products segment that are relevant to the preparation of the Company's consolidated financial statements, and (v) segregation of duties across various business processes, including journal entries for certain other international operating subsidiaries in the Products segment.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventories – Provisions for Excess or Obsolete Inventories

As described in Notes 1 and 4 to the consolidated financial statements, the Company values its inventories at the lower of cost (first-in, first-out) or net realizable value. Obsolete inventory or inventory in excess of management's estimated usage is written down to its estimated market value less costs to sell, if less than its cost. As disclosed by management, inherent in the estimates of demand and market value in determining inventory valuation are management's estimates related to economic trends, market conditions, and future demand for the Company's products. Inventory write downs inherently involve judgments based on assumptions about expected future demand and the impact of market conditions on those assumptions. Although the Company believes that the assumptions used in estimating inventory write downs are reasonable, significant changes in any one of the assumptions in the future could produce a significantly different result. As of December 27, 2024, the Company's consolidated inventories balance was $381.0 million.

The principal considerations for our determination that performing procedures relating to the valuation of inventories, specifically the provisions for excess or obsolete inventories, is a critical audit matter are (i) the significant judgment by management when developing the provisions for excess or obsolete inventories, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumption related to future demand, and (iii) as previously disclosed by management, a material weakness existed during the year related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's provisions for excess or obsolete inventories, including controls over the development of assumption related to future demand. These procedures also included, among others (i) testing management's process for developing the provisions for excess or obsolete inventories; (ii) evaluating the appropriateness of management's estimates; (iii) testing the completeness and accuracy of underlying data used by management in developing the estimate; and (iv) evaluating the reasonableness of the significant assumption used by management related to future demand. Evaluating management's assumption related to future demand involved evaluating whether the assumption used by management was reasonable considering (i) current and past results, and (ii) whether this assumption was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 25, 2025

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ultra Clean Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ultra Clean Holdings, Inc. (the "Company") as of December 29, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the years ended December 29, 2023, and December 30, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 29, 2023 and the consolidated results of its operations and its cash flows for the years ended December 29, 2023, and December 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California
March 6, 2024, except for Note 16 to the consolidated financial statements,
 as to which the date is February 25, 2025.

We served as the Company's auditor from 2015 to 2024.

Ultra Clean Holdings, Inc.

Consolidated Balance Sheets

(In millions, except par value)		December 27, 2024		December 29, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	313.9	$	307.0
Accounts receivable, net of allowance for credit losses of $2.1 and $1.0 at December 27, 2024 and December 29, 2023, respectively		241.1		180.8
Inventories		381.0		374.5
Prepaid expenses and other current assets		34.1		30.9
Total current assets		970.1		893.2
Property, plant and equipment, net		325.9		328.3
Goodwill		265.3		265.2
Intangible assets, net		184.9		215.3
Deferred tax assets, net		3.1		3.1
Operating lease right-of-use assets		161.0		151.7
Other non-current assets		9.6		10.9
Total assets	$	1,919.9	$	1,867.7
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Bank borrowings	$	16.0	$	17.6
Accounts payable		212.5		192.9
Accrued compensation and related benefits		50.1		47.7
Operating lease liabilities		18.6		18.1
Other current liabilities		38.4		33.7
Total current liabilities		335.6		310.0
Bank borrowings, net of current portion		476.5		461.2
Deferred tax liabilities		16.1		19.0
Operating lease liabilities		149.2		143.0
Other liabilities		6.7		37.3
Total liabilities		984.1		970.5
Commitments and contingencies (See Note 10)				
Equity:				
UCT stockholders' equity:				
Preferred stock — $0.001 par value, 10.0 shares authorized; none outstanding		—		—
Common stock — $0.001 par value, 90.0 shares authorized; 46.6 and 46.1 shares issued and 45.1 and 44.6 shares outstanding at December 27, 2024 and December 29, 2023, respectively		0.1		0.1
Additional paid-in capital		558.4		541.5
Common shares held in treasury, at cost, 1.5 and 1.5 shares at December 27, 2024 and December 29, 2023, respectively		(45.0)		(45.0)
Retained earnings		370.4		346.7
Accumulated other comprehensive loss		(10.3)		(4.4)
Total UCT stockholders' equity		873.6		838.9
Noncontrolling interests		62.2		58.3
Total equity		935.8		897.2
Total liabilities and equity	$	1,919.9	$	1,867.7

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.

Consolidated Statements of Operations

		Year Ended				
		December 27, 2024		December 29, 2023		December 30, 2022
(In millions, except per share amounts)						
Revenues:						
Product	$	1,853.7	$	1,501.6	$	2,074.7
Services		243.9		232.9		299.6
Total revenues		2,097.6		1,734.5		2,374.3
Cost of revenues:						
Product		1,569.7		1,290.5		1,712.3
Services		171.6		166.7		197.0
Total cost revenues		1,741.3		1,457.2		1,909.3
Gross margin		356.3		277.3		465.0
Operating expenses:						
Research and development		28.3		28.3		28.5
Sales and marketing		57.3		51.8		54.4
General and administrative		179.5		162.0		184.3
Net loss on divestitures		—		—		77.4
Total operating expenses		265.1		242.1		344.6
Income from operations		91.2		35.2		120.4
Interest income		4.8		4.1		0.9
Interest expense		(46.5)		(48.8)		(33.9)
Other income (expense), net		17.7		(1.8)		0.9
Income (loss) before provision for income taxes		67.2		(11.3)		88.3
Provision for income tax		32.7		10.9		37.9
Net income (loss)		34.5		(22.2)		50.4
Less: Net income attributable to noncontrolling interests		10.8		8.9		10.0
Net income (loss) attributable to UCT	$	23.7	$	(31.1)	$	40.4
Net income (loss) per share attributable to UCT common stockholders:						
Basic	$	0.53	$	(0.70)	$	0.89
Diluted	$	0.52	$	(0.70)	$	0.88
Shares used in computing net income (loss) per share:						
Basic		44.9		44.7		45.2
Diluted		45.3		44.7		45.7

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In millions)		Year Ended					
		December 27, 2024		December 29, 2023		December 30, 2022	
Net income (loss)	$	34.5	$	(22.2)	$	50.4	
Other comprehensive income (loss):							
Change in cumulative translation adjustment, net of tax		(11.3)		1.5		(9.9)	
Change in pension net actuarial gain (loss), net of tax		(1.0)		0.4		1.2	
Change in fair value of derivatives, net of tax		—		(0.4)		1.0	
Total other comprehensive income (loss)		(12.3)		1.5		(7.7)	
Comprehensive income (loss)		22.2		(20.7)		42.7	
Comprehensive income, attributable to noncontrolling interests		(4.4)		(9.4)		(7.5)	
Comprehensive income (loss) attributable to UCT	$	17.8	$	(30.1)	$	35.2	

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.
Consolidated Statements of Cash Flows

(In millions)	Year Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Cash flows from operating activities:			
Net income (loss)	$ 34.5	$ (22.2)	$ 50.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities (excluding assets acquired, liabilities assumed and noncontrolling interests at acquisition):			
Depreciation and amortization	45.7	37.6	38.4
Amortization of intangible assets	30.4	24.1	30.0
Stock-based compensation	17.4	12.1	19.1
Amortization of debt issuance costs	3.0	3.9	3.9
Loss (gain) on sale of property, plant and equipment	1.2	(0.9)	(0.2)
Change in the fair value of financial instruments	(29.2)	1.7	1.0
Deferred income taxes	(3.0)	(12.4)	(0.2)
Net loss on divestiture	—	—	77.4
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(60.3)	78.5	(15.7)
Inventories	(6.5)	80.8	(84.4)
Prepaid expenses and other current assets	(3.2)	12.5	(4.5)
Other non-current assets	1.3	—	(3.4)
Accounts payable	26.4	(61.5)	(68.4)
Accrued compensation and related benefits	2.4	(5.6)	7.1
Income taxes payable	1.0	(5.2)	(0.1)
Operating lease assets and liabilities	2.6	0.4	(2.2)
Other liabilities	1.3	(7.9)	(1.0)
Net cash provided by operating activities	65.0	135.9	47.2
Cash flows from investing activities:			
Purchases of property, plant and equipment	(63.5)	(75.8)	(100.1)
Acquisition of businesses, net of cash acquired	—	(46.1)	—
Proceeds from sale of equipment	—	2.2	0.5
Divestiture of subsidiaries	—	—	3.4
Net cash used in investing activities	(63.5)	(119.7)	(96.2)
Cash flows from financing activities:			
Proceeds from bank borrowings	67.7	—	—
Proceeds from issuance of common stock	2.0	0.8	0.7
Extinguishment of bank borrowings	(44.2)	—	—
Principal payments on bank borrowings	(10.2)	(38.6)	(39.7)
Payment of debt issuance costs	(2.5)	(0.3)	(0.7)
Employees' taxes paid upon vesting of restricted stock units	(2.5)	(2.2)	(3.9)
Payments of dividends to a joint venture shareholder	(0.5)	(0.2)	(0.3)
Repurchase of shares	—	(29.4)	(12.1)
Net cash provided by (used in) financing activities	9.8	(69.9)	(56.0)
Effect of exchange rate changes on cash and cash equivalents	(4.4)	1.9	(2.7)

Net increase (decrease) in cash and cash equivalents		6.9		(51.8)	(107.7)
Cash and cash equivalents at beginning of period		307.0		358.8	466.5
Cash and cash equivalents at end of period	$	313.9	$	307.0 $	358.8
Supplemental cash flow information:					
Income taxes paid, net of income tax refunds	$	34.3	$	31.2 $	36.8
Interest paid	$	40.4	$	44.8 $	31.9
Non-cash investing and financing activities:					
Property, plant and equipment purchased included in accounts payable and other liabilities	$	2.9	$	9.7 $	16.8
Fair value of HIS earn-out at acquisition date	$	—	$	27.1 $	—

(See accompanying Notes to Consolidated Financial Statements)

Ultra Clean Holdings, Inc.

Consolidated Statements of Stockholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury shares Shares	Treasury shares Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity of UCT	Noncontrolling Interests	Total Equity
Balance December 31, 2021	44.9	$ 0.1	$ 514.9	0.6	$ (3.3)	$ 337.4	$ (0.2)	$ 848.9	$ 43.8	$ 892.7
Issuance under employee stock plans	0.7	—	0.7	—	—	—	—	0.7	—	0.7
Repurchase of shares	(0.3)	—	—	0.3	(12.1)	—	—	(12.1)	—	(12.1)
Stock-based compensation expense		—	19.1	—	—	—	—	19.1	—	19.1
Employees' taxes paid upon vesting of restricted stock units	(0.1)	—	(3.9)	—	—	—	—	(3.9)	—	(3.9)
Dividend payments to a joint venture	—	—	—	—	—	—	—	—	(0.3)	(0.3)
Divestiture of a subsidiary	—	—	—	—	—	—	—	—	(1.9)	(1.9)
Net income	—	—	—	—	—	40.4	—	40.4	10.0	50.4
Other comprehensive loss	—	—	—	—	—	—	(5.2)	(5.2)	(2.5)	(7.7)
Balance December 30, 2022	45.2	$ 0.1	530.8	0.9	$ (15.4)	$ 377.8	$ (5.4)	$ 887.9	$ 49.1	$ 937.0
Issuance under employee stock plans	0.6	—	0.8	—	—	—	—	0.8	—	0.8
Shares transfer to employee stock plans		—	—	(0.5)	—	—	—	—	—	—
Repurchase of shares	(1.1)	—	—	1.1	(29.6)	—	—	(29.6)	—	(29.6)
Stock-based compensation expense		—	12.1	—	—	—	—	12.1	—	12.1
Employees' taxes paid upon vesting of restricted stock units	(0.1)	—	(2.2)	—	—	—	—	(2.2)	—	(2.2)
Dividend payments to a joint venture	—	—	—	—	—	—	—	—	(0.2)	(0.2)
Net income (loss)	—	—	—	—	—	(31.1)	—	(31.1)	8.9	(22.2)
Other comprehensive income	—	—	—	—	—	—	1.0	1.0	0.5	1.5
Balance December 29, 2023	44.6	$ 0.1	$ 541.5	1.5	$ (45.0)	$ 346.7	$ (4.4)	$ 838.9	$ 58.3	$ 897.2
Issuance under employee stock plans	0.6	—	2.0	—	—	—	—	2.0	—	2.0
Employees' taxes paid upon vesting of	(0.1)	—	(2.5)	—	—	—	—	(2.5)	—	(2.5)
Stock-based compensation expense	—	—	17.4	—	—	—	—	17.4	—	17.4
Net income	—	—	—	—	—	23.7	—	23.7	10.8	34.5
Dividend payments to a joint venture	—	—	—	—	—	—	—	—	(0.5)	(0.5)
Other comprehensive loss	—	—	—	—	—	—	(5.9)	(5.9)	(6.4)	(12.3)
Balance December 27, 2024	45.1	$ 0.1	$ 558.4	1.5	$ (45.0)	$ 370.4	$ (10.3)	$ 873.6	$ 62.2	$ 935.8

(See accompanying Notes to Consolidated Financial Statements)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Ultra Clean Holdings, Inc., (the "Company" or "UCT") a Delaware corporation, was founded in November 2002 and became a publicly traded company on the NASDAQ Global Market in March 2004. The Company is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services, primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping and part and component manufacturing, as well as tool chamber parts cleaning and coating, and micro-contamination analytical services. The Company's Products business primarily designs, engineers and manufactures production tools, components and parts, and modules and subsystems for the semiconductor and display capital equipment markets. Products include chemical delivery modules, frame assemblies, gas delivery systems, fluid delivery systems, precision robotics, process modules, sub-fab process equipment support racks, as well as other high-level assemblies. The Company's Services business provides ultra-high purity parts cleaning, process tool part recoating, surface encapsulation and high sensitivity micro contamination analysis primarily for the semiconductor device makers and wafer fabrication equipment markets.

Fiscal Year

The Company uses a 52-53 week fiscal year ending on the Friday nearest December 31. All references to quarters refer to fiscal quarters and all references to years refer to fiscal years.

Principles of Consolidation

The Company's Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and all intercompany accounts and transactions have been eliminated upon consolidation.

Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of the majority-owned subsidiaries which is not attributable, directly or indirectly, to the controlling stockholder. The Company's consolidated entities include partially-owned entities, which are Cinos Co., Ltd ("Cinos Korea"), a South Korean company that provides outsourced cleaning and recycling of precision parts for the semiconductor industry through its operating facilities in South Korea and whose results the Company consolidates, and Cinos Xian Clean Technology, Ltd. ("Cinos China"), a Chinese entity that is majority owned by Cinos Korea. The interest held by others in Cinos Korea and in Cinos China are presented as noncontrolling interests in the accompanying Consolidated Financial Statements. The noncontrolling interests will continue to be attributed its share of gains and losses even if that attribution results in a deficit noncontrolling interests' balance.

Segments

The Financial Accounting Standards Board's ("FASB") guidance regarding disclosure about segments in an enterprise and related information establishes standards for the reporting by public business enterprises of information about reportable segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the manner in which management organizes the reportable segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision-maker is the Chief Executive Officer. The Company operates in two reportable segments: Products and Services. See Note 16 to the Company's Consolidated Financial Statements.

Foreign Currency Translation and Remeasurement

As of December 27, 2024, the functional currency of the Products business' foreign subsidiaries is the U.S. Dollar except for the subsidiaries of Ham-Let (Israel-Canada) Ltd. ("Ham-Let" or "Fluid Solutions") in the United Kingdom and Netherlands, which is the local currency. The functional currency of the Services division's foreign subsidiaries is the local currency, except for that of its Singapore, Scotland and Ireland entities, which is the U.S. Dollar.

For the Company's foreign subsidiaries where the local currency is the functional currency, the Company translates the financial statements of these subsidiaries to U.S. Dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenue, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) ("AOCI") within UCT stockholders' equity. For the Company's foreign subsidiaries where the U.S. Dollar is the functional currency and functional currency differs from their local currency, any gains and losses resulting from the remeasurement of the assets and liabilities of these subsidiaries are recorded in other income (expense), net.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions include, but not limited to, inventory valuation, accounting for income taxes, business combinations, contingent earn-out liabilities, valuation of goodwill, intangible assets and long-lived assets. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustments. Actual amounts may differ from those estimates.

Cash and Cash Equivalents

The Company considers currency on hand, demand deposits, time deposits, and all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are held in various financial institutions in the United States and internationally.

Accounts Receivable

The majority of our accounts receivable are derived from sales to large multinational semiconductor capital equipment manufacturers throughout the world, are recorded at their invoiced amount, and do not bear interest.

Allowance for Expected Credit Losses

The Company maintains an allowance for expected losses resulting from the inability of its customers to make required payments. The Company evaluates its allowance for expected credit losses based on a combination of factors. In circumstances where specific invoices are deemed uncollectible, the Company provides a specific allowance against the amount due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also provides allowances based on its write-off history. Provision for credit loss was not material for fiscal years ended December 27, 2024, December 29, 2023 and December 30, 2022.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company performs credit evaluations of its customers' financial condition and generally requires no collateral.

Cash is placed on deposit at large global financial institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are creditworthy and, accordingly, minimal credit risk exists with respect to these balances.

Fair Value of Measurements

The Company measures its cash equivalents, derivative contracts, contingent earn-out liabilities and pension obligation at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Level 3 — Unobservable inputs that are supported by little or no market activities.

The carrying values of cash and cash equivalents, accounts receivable, net, prepaid expenses and other current assets, accounts payable, accrued compensation and related benefits, and other current liabilities approximate their fair values due to their relatively short maturities as of December 27, 2024 and December 29, 2023.

Derivative Financial Instruments

The Company uses forward contracts to hedge a portion of, but not all, existing and anticipated foreign currency denominated transactions typically expected to occur within 24 months. The purpose of the hedge is to mitigate the effect of exchange rate fluctuations on certain foreign currency denominated costs and eventual cash flows. The Company recognizes derivative instruments as either assets or liabilities in the accompanying Consolidated Balance Sheets at fair value. The Company records changes in the fair value of the derivatives in the accompanying Consolidated Statements of Operations as other income (expense), net, or as a component of AOCI in the accompanying Consolidated Balance Sheets.

Inventories

Inventories are stated at the lower of cost (which approximates actual cost on a first-in, first-out basis) or net realizable value. The Company evaluates the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management's estimated usage is written down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management's estimates related to economic trends and future demand for the Company's products.

Inventory write downs inherently involve judgments based on assumptions about expected future demand and the impact of market conditions on those assumptions. Although the Company believes that the assumptions it used in estimating inventory write downs are reasonable, significant changes in any one of the assumptions in the future could produce a significantly different result. There can be no assurances that future events and changing market conditions will not result in significant increases in inventory write downs. For further discussion of the Company's inventories see Note 4 of Notes to the Consolidated Financial Statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or, in the case of equipment under finance leases, the present value of future minimum lease payments at inception of the related lease. The Company also capitalizes interest on borrowings related to eligible capital expenditures. Direct costs incurred to develop software for internal use are capitalized. Costs related to the design or maintenance of internal use software are expensed as incurred.

Depreciation expense is computed using the straight-line method over the estimated useful lives of assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the term of the lease. The estimated useful life of an asset is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred. For further discussion of the Company's property, plant and equipment see Note 4 of Notes to the Consolidated Financial Statements.

Long-lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. The Company assesses the fair value of the assets based on the amount of the undiscounted future cash flows that the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset are less than the carrying value of the asset. If the Company identifies an impairment, the Company reduces the carrying value of the group of assets to comparable market values, when available and appropriate, or to its estimated fair value based on a discounted cash flow approach.

At the end of fiscal years 2024, 2023 and 2022, the Company assessed the carrying value of its long-lived assets, including property, plant and equipment as well as its intangible assets and concluded that no impairment was required.

Leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement and reassesses that conclusion if the arrangement is modified. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases with lease terms of greater than one year result in the Company recording a right-of-use ("ROU") asset and lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate.

The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The Company utilizes the incremental borrowing rate based on bank loan rates at the respective locations for leases where appropriate and the consolidated group bank loan rate where the Company does not have local bank financings.

The operating lease ROU asset also includes any lease payments made in advance and is reduced by any lease incentives. Specific lease terms used in computing the ROU assets and lease liabilities may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets and in operating lease liabilities on the Company's consolidated balance sheet. The Company's finance leases at December 27, 2024 and December 29, 2023 were not significant. For further discussion of the Company's leases see Note 14 of Notes to the Consolidated Financial Statements.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if indicators of potential impairment exist. Finite-lived intangible assets are presented at cost, net of accumulated amortization, and are amortized on either a straight-line method or on an accelerated method over their estimated economic lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate that the carrying value exceeds their fair value, such as when reductions in demand or significant economic slowdowns in the semiconductor industry are present. There were no impairments of the Company's goodwill and purchased intangible assets in fiscal year 2024 or 2023. For further discussion of the Company's goodwill and intangible assets see Note 6 of Notes to the Consolidated Financial Statements.

Deferred Debt Issuance Costs

Debt issuance costs incurred in connection with obtaining debt financing are deferred and presented as a direct deduction from Bank Borrowings in the accompanying Consolidated Balance Sheets. Deferred costs are amortized on an effective interest method basis over the contractual term.

Defined Benefit Pension Plan

The Company has several noncontributory defined benefit pension plans covering substantially all of the employees of two of its foreign entities upon termination of their employee services. The benefits for these plans are based on expected years of service and average compensation. The net period costs are recognized as employees render the services necessary to earn the postretirement benefits. The Company records annual amounts relating to the pension plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current and expected rates of return and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive gain (loss) and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under the plan are reasonable based on its experience and market conditions. For further discussion of the Company's defined benefit pension plan see Note 9 of Notes to the Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when the Company satisfies performance obligations as evidenced by the transfer of control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company performs the following five steps to determine when to recognize revenue: (1) identification of the contract(s) with its customers, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company infrequently sells certain finished goods inventory on a bill and hold basis. The terms of the bill and hold agreement provide that title to the specified inventory is transferred to the customer prior to shipment and the

Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard. There were no significant bill and hold arrangements for fiscal year 2024, 2023 and 2022. For further discussion of the Company's revenue recognition see Note 13 of Notes to the Consolidated Financial Statements.

Shipping and Handling Costs

Shipping and handling costs are included as a component of cost of revenues.

Research and Development Costs

Research and development costs are expensed as incurred.

Stock-Based Compensation Expense

The Company maintains stock-based compensation plans which allow for the issuance of equity-based awards to directors and certain employees. These equity-based awards include restricted stock awards ("RSAs"), performance stock units ("PSUs") and restricted stock units ("RSUs"). The RSAs and RSUs use the closing price of stock price on the day preceding the grant date as a proxy for fair value and compensation expense. The PSUs contain market conditions, and compensation expense is measured using a Monte Carlo simulation model and recognized over the requisite service period based on the expected market performance as of the grant date. Forfeitures are recognized as they occur.

The Company also maintains an employee stock purchase plan ("ESPP") that provides for the issuance of shares to all eligible employees of the Company at a discounted price.

For further discussion of the Company's employee stock plans see Note 12 of Notes to the Consolidated Financial Statements.

Government Subsidies

Government subsidies are recognized where there is reasonable assurance that the subsidy will be received and all attached conditions will be complied with. When the subsidy relates to an expense item, it is recognized as a reduction of that expense on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the subsidy relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. When the subsidy does not relate to specific expenses or assets, the income is accounted for in the period where there is reasonable assurance that the subsidy will be received. For further discussion of the Company's government subsidies see Note 17 of Notes to the Consolidated Financial Statements.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to realize our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future federal, state, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider recent cumulative income (loss). A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Income tax positions must meet a more likely than not recognition threshold to be recognized. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

The Company accounts for Global Intangible Low-Taxed Income as period costs when incurred. For further discussion of the Company's income taxes see Note 8 of Notes to the Consolidated Financial Statements

Net Income (Loss) per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares outstanding and common equivalent shares from dilutive restricted stock using the treasury stock method, except when such shares are anti-dilutive. In accordance with Accounting Standards Codification 718, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense of in-the-money stock options and restricted stock units. This results in the assumed buyback of additional shares, thereby reducing the dilutive impact of equity awards. For further information of the Company's income per share see Note 15 of Notes to Consolidated Financial Statements.

Business Combinations

The Company recognizes assets acquired (including goodwill and identifiable intangible assets), liabilities assumed and noncontrolling interest at fair value on the acquisition date. Subsequent changes to the fair value of such assets acquired and liabilities assumed are recognized in earnings, after the expiration of the measurement period, a period not to exceed 12 months from the acquisition date. Acquisition-related expenses and acquisition-related restructuring costs are recognized in earnings in the period in which they are incurred. For further discussion of the Company's business combinations see Note 2 of Notes to the Consolidated Financial Statements

Accounting Standards Recently Adopted

In November 2023, FASB issued Accounting Standard Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU No. 2023-07"), which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. ASU No. 2023-07 does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments.

The Company adopted ASU No. 2023-07 on December 27, 2024, with retrospective disclosure of prior periods presented. There was no impact to its results of operations, cash flows and financial condition.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU No. 2023-09"), which amends the guidance in ASC 740, Income Taxes. ASU No. 2023-09 is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company will adopt ASU No. 2023-09 prospectively in its fiscal year 2025.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU No. 2024-03"), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU No. 2024-03 is effective for annual periods beginning after December 15, 2026 and for interim periods beginning after December 15, 2027 on a retrospective or prospective basis, with early adoption permitted. The Company is evaluating the effect that ASU No. 2024-03 will have on its financial statement disclosures.

2. BUSINESS COMBINATIONS

On October 25, 2023, the Company acquired 100% of the shares of HIS Innovations Group ("HIS"), a privately held company based in Hillsboro, Oregon. HIS is a leading supplier to the semiconductor sub-fab segment including the design, manufacturing, and integration of components, process solutions, and fully integrated sub-systems. The acquisition strengthens the Company's leadership in developing and supplying critical products to the semiconductor industry, and extends our reach into the sub-fab area.

The purchase price of HIS for purposes of the Company's purchase price allocation was determined to be $73.6 million, which includes initial cash consideration of $46.5 million and the fair value of potential earn-out payments of approximately $27.1 million. These potential earn-out payments represent up to $70.0 million of cash consideration that may be payable based on the financial performance of the acquired business during the fiscal years 2023, 2024, and 2025. The fair value of the potential earn-out payments was determined utilizing a Monte Carlo simulation model. As of

December 27, 2024, the estimated fair value of the earn-out payments was approximately $0.1 million. The change in the accrual is due to lower-than-expected financial performance. See Note 5 Fair Value for further discussion.

The Company has assigned the purchase price of HIS to the tangible assets, liabilities and identifiable intangible assets acquired, based on their estimated fair values. The excess of purchase price over the aggregate fair value was recorded as goodwill. Goodwill associated with the acquisition is primarily attributable to the future technology, market presence and knowledgeable and experienced workforce. The fair value assigned to identifiable intangible assets acquired was determined using the income approach taking into account the Company's consideration of a number of inputs, including a third-party analysis that was based upon estimates and assumptions provided by the Company. These estimates and assumptions were determined through established and generally accepted valuation techniques and with the assistance of a valuation specialist.

During the third quarter of fiscal year 2024, the Company completed the acquisition accounting and the valuation of the fair value of the assets acquired and the liabilities assumed.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition, including all measurement period adjustments:

(In millions)	Amount
Cash and cash equivalents	$ 0.4
Accounts receivable	5.6
Inventories	11.4
Prepaid expenses and other assets	2.7
Property, plant and equipment	9.3
Purchased intangible assets	51.6
Operating lease right-of-use assets	7.5
Accounts payable	(8.1)
Accrued compensation and related benefits	(0.7)
Other current liabilities	(0.9)
Deferred tax liabilities	(12.1)
Operating lease liabilities	(9.6)
Total identifiable net assets	$ 57.1
Goodwill	16.5

The following table summarizes the intangible assets acquired and the useful lives of these assets:

	Useful Life	Purchased Intangible Assets
	(In years)	(In millions)
Customer relationships	7	$ 35.2
IP knowhow	5	11.2
Developed technology	5	4.6
Backlog	1	0.6
Total purchased intangible assets		$ 51.6

The results of operations for the Company for the year ended December 29, 2023 included operating activities for HIS since its acquisition date of October 25, 2023. Pro forma and historical post-closing results of operations for the HIS acquisition were not material to the Company's Consolidated Statements of Operations. In addition, acquisition-related costs of $1.0 million and $4.7 million were included in the results of operations for the year ended December 27, 2024 and December 29, 2023, respectively. Acquisition costs are included in general and administrative expenses in the Company's consolidated results of operations.

3. BUSINESS DIVESTITURES

In 2022, the Company executed the sale of four of its non-semiconductor operating subsidiaries of Fluid Solutions. Each of these entities was reported within the Products reportable segment. The purpose of the divestitures was to allow the

Company to remain focused on its core semiconductor business. As a result of these divestitures, the Company recorded a net loss of $77.4 million during fiscal year 2022, which was recorded in the Consolidated Statements of Operations. The recorded net loss included the write-off of intangible assets, goodwill and net assets of $27.8 million, $19.7 million and $29.9 million, respectively. Goodwill was allocated to the divestitures based on the relative fair value of each component in relation to its respective reporting unit. See Note 6 Goodwill and Intangible Assets for further discussion.

4. BALANCE SHEET INFORMATION

Inventories consisted of the following:

(In millions)	December 27, 2024	December 29, 2023
Raw materials	$ 195.4	$ 197.9
Work in process	130.8	107.2
Finished goods	54.8	69.4
Total	$ 381.0	$ 374.5

Property, plant and equipment, net, consisted of the following:

(In millions)	Useful Life (In years)	December 27, 2024	December 29, 2023
Land	n/a	$ 5.7	$ 5.6
Buildings	50	52.2	57.1
Leasehold improvements	*	138.7	110.8
Machinery and equipment	5 - 10	222.4	207.4
Computer equipment and software	3 - 10	78.2	72.2
Furniture and fixtures	5	4.8	5.0
		502.0	458.1
Accumulated depreciation		(214.0)	(170.3)
Construction in progress		37.9	40.5
Total		$ 325.9	$ 328.3

* Lesser of estimated useful life or remaining lease term

Capitalized interest was not significant for the fiscal years ended December 27, 2024, December 29, 2023 and December 30, 2022.

5. FAIR VALUE

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following table summarizes, for assets or liabilities measured at fair value, the respective fair value and the classification by level of input within the fair value hierarchy:

		Fair Value Measurement at Reporting Date Using		
Description	December 27, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(In millions)				
Other non-current assets:				
Plan assets	$ 0.1	$ —	$ —	$ 0.1
Other liabilities:				
Pension obligation	$ 1.7	$ —	$ —	$ 1.7
Contingent earn-out	$ 0.1	$ —	$ —	$ 0.1

Description	December 29, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurement at Reporting Date Using		
(In millions)				
Other non-current assets:				
Plan assets	$ 1.3	$ —	$ —	$ 1.3
Other current liabilities:				
Forward contracts	$ 0.1	$ —	$ 0.1	$ —
Other liabilities:				
Pension obligation	$ 1.6	$ —	$ —	$ 1.6
Contingent earn-out	$ 29.1	$ —	$ —	$ 29.1

The estimated fair value of foreign currency forward contracts is based upon quoted market prices obtained from independent pricing services for similar derivative contracts and these financial instruments are characterized as Level 2 assets in the fair value hierarchy.

The estimated fair value of pension obligation is based on expected years of service and average compensation. The valuation model used to value pension obligation utilizes mortality rate, inflation, interest rate risks and changes in the life expectancy for pensioners. These assumptions are routinely made in the appraisal process by the independent actuary resulting in a Level 3 classification. As of December 27, 2024, the Company's aggregate pension benefit obligations is $12.3 million and was exceeded by the fair value of the pension plan assets of $10.6 million, resulting in underfunded pension benefit obligations of $1.7 million. The Company recognizes the overfunded or underfunded status of defined benefit pension plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability.

The Company measures its contingent earn-out liabilities at fair value on a recurring basis using a Monte Carlo simulation model. The significant unobservable inputs used in the model include the forecasted operating profit of the acquired business during calendar year 2025. Significant increases or decreases to the forecasted results would result in a significantly higher or lower liability, with a higher liability capped by the contractual maximum of the contingent earn-out obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the contingent earn-out liability on the acquisition date is reflected as cash used in financing activities in the consolidated statements of cash flows. Any amount paid in excess of the contingent earn-out liability on the acquisition date is reflected as cash used in operating activities in the consolidated statements of cash flows. In 2024 and 2023, the Company recorded $29.0 million gain and $2.0 million loss, respectively from changes in the fair value of contingent earn-out related to the acquisition of HIS. These amounts were recorded as other income (expense), net, in the Consolidated Statements of Operations.

There were no transfers in or out of any level during the fiscal year ended December 27, 2024 or December 29, 2023. Fair value adjustments were noncash, and therefore did not impact the Company's liquidity or capital resources.

6. GOODWILL AND INTANGIBLE ASSETS

The Company's methodology for allocating the purchase price relating to an acquisition is determined through established and generally accepted valuation techniques. Goodwill is measured as the excess of the consideration transferred over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.

To test goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not proceed to perform a quantitative impairment test. If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative goodwill impairment test will be performed by comparing the fair value of each reporting unit to its carrying value. A quantitative impairment analysis, if necessary, considers the income approach, which requires estimates of the present value of expected future cash flows to determine a reporting unit's fair value. Significant estimates include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates, and future economic and market conditions. A goodwill impairment charge is recognized for the amount by which the reporting unit's fair value is less than its carrying value. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill and intangible assets requires significant judgment. The Company regularly monitors current business conditions and other factors including, but not limited to, adverse industry or economic trends and lower projections of profitability that may impact future operating results.

In the fourth quarters of 2024 and 2023, the Company performed qualitative impairment assessments for each of the Company's reporting units. The qualitative assessments indicated that it was more likely than not that the fair values of its reporting units exceeded its carrying value and, therefore, did not result in an impairment.

In connection with the divestiture of certain Fluid Solutions subsidiaries during fiscal year 2022, the Company wrote off goodwill and intangible assets of $19.7 million and $27.8 million, respectively.

Details of aggregate goodwill of the Company are as follows:

(In millions)	Products	Services	Total
Balance at December 30, 2022	$ 175.3	$ 73.5	$ 248.8
Acquisition of HIS	16.4	—	16.4
Balance at December 29, 2023	$ 191.7	$ 73.5	$ 265.2
HIS Fair value adjustment	0.1	—	0.1
Balance at December 27, 2024	$ 191.8	$ 73.5	$ 265.3

Intangible Assets

Intangible assets are generally recorded in connection with a business acquisition. The Company evaluates the useful lives of its intangible assets each reporting period to determine whether events and circumstances require revising the remaining period of amortization. In addition, the Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable and evaluates indefinite-lived intangible asset for impairment annually, or more frequently if indicators of potential impairment exist. Management considers such indicators as significant differences in product demand from the estimates, changes in the competitive and economic environment, technological advances, and changes in cost structure.

Details of intangible assets were as follows:

		As of December 27, 2024			As of December 29, 2023		
(Dollars in millions)	Useful Life (In years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	6 - 10	$ 207.2	$ (117.4)	$ 89.8	$ 207.2	$ (97.5)	$ 109.7
Recipes	20	73.2	(23.2)	50.0	73.2	(19.5)	53.7
Intellectual property/knowhow	7 - 15	48.9	(22.8)	26.1	48.9	(18.4)	30.5
Tradename	4 - 6*	32.5	(22.9)	9.6	32.5	(22.1)	10.4
Standard operating procedures	20	8.6	(2.7)	5.9	8.6	(2.3)	6.3
Developed technology	5	4.6	(1.1)	3.5	4.6	(0.2)	4.4
Backlog	1	0.6	(0.6)	—	0.6	(0.3)	0.3
Total		$ 375.6	$ (190.7)	$ 184.9	$ 375.6	$ (160.3)	$ 215.3

* The Company concluded that the asset life of UCT tradename of $9.0 million is indefinite and is therefore not amortized but is reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

The Company amortizes its intangible assets on a straight-line or accelerated basis over the estimated economic life of the assets. Amortization expense was approximately $30.4 million for the year ended December 27, 2024, $24.1 million for the year ended December 29, 2023, and $30.0 million for the year ended December 30, 2022. Amortization expense related to recipes, standard operating procedures, developed technology and certain intellectual property/know-how is charged to cost of revenues and the remainder is charged to general and administrative expense. As of December 27, 2024, future estimated amortization expense is expected to be as follows:

(In millions)		Amortization Expense
2025	$	28.1
2026		27.2
2027		26.9
2028		23.8
2029		16.2
Thereafter		53.7
Total	$	175.9

7. BORROWING ARRANGEMENTS

On April 4, 2024, the Company entered into a Sixth Amendment (the "Sixth Amendment") to the Credit Agreement dated as of August 27, 2018 (as amended as of October 1, 2018, March 31, 2021, August 19, 2022, June 29, 2023 and July 27, 2023 (the "Existing Credit Agreement"), and the Existing Credit Agreement as further amended by the Sixth Amendment, the "Credit Agreement"). Pursuant to the Sixth Amendment, the Existing Credit Agreement was amended to, among other things, (i) extend the final maturity date of the term loan and revolving credit facilities under the Credit Agreement by 30 months; (ii) reduce the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum; and (iii) increase the outstanding amount under the Term Loan of $475.4 million to $500 million.

The Sixth Amendment resulted in the receipts of an additional $67.7 million of debt, net of $1.1 million related lender fees from new or existing syndicate lenders which was offset by syndicate lenders who reduced their positions by $44.2 million. The Company capitalized additional $2.5 million of costs related to this amendment and continued to defer previously capitalized costs of $5.2 million. The Company expensed the third party transaction costs and the previously capitalized costs of extinguished debt of $3.6 million which was included in the other income (expense), net in the Consolidated Statements of Operations for the year ended December 27, 2024.

On October 8, 2024, the Company entered a Seventh Amendment (the "Seventh Amendment") to the Credit Agreement to further reduce the interest rate applicable to the term loan facility under the Credit Agreement by 0.25% per annum.

The Term Loan has a maturity date of February 25, 2028. The Company pays monthly interest payments in arrears and quarterly principal payments of 0.625% of the outstanding principal balance as of October 8, 2024, with the remaining principal paid upon maturity.

The revolving credit facility has an available commitment of $150.0 million and a maturity date of August 27, 2027. The Company pays a quarterly commitment fee in arrears equal to 0.25% of the average daily available commitment outstanding. Outstanding letters of credit reduce the availability of the revolving credit facility and, as of December 27, 2024, the Company had $146.5 million, net of $3.5 million of outstanding letters of credit, available under this revolving credit facility.

The letter of credit facility has an available commitment of $50.0 million and a maturity date of August 27, 2027. The Company pays a quarterly fee in arrears equal to 2.5% (subject to certain adjustments to the Term Loan) of the dollar equivalent of all outstanding letters of credit, and a fronting fee equal to 0.125% of the undrawn and unexpired amount of each letter of credit. As of December 27, 2024, the Company had $3.5 million of outstanding letters of credit and $46.5 million of available commitments remaining under the letter of credit facility.

Under the Credit Agreement, the Company may elect that the Term Loan bear interest at a rate per annum equal to either (a) "ABR" (as defined in the Credit Agreement), plus the applicable margin or (b) the "Eurodollar Rate" (as defined in the Credit Agreement), based on SOFR, plus the applicable margin. The applicable margin for the Term Loan is equal to a rate per annum to either (i) at any time that the Company's corporate family rating is Ba3 (with a stable outlook) or higher from Moody's and BB (with a stable outlook) or higher from S&P, (x) 3.00% for such Eurodollar term loans and (y) 2.00% for such ABR term loans or (ii) at all other times, (x) 3.25% for such Eurodollar term loans and (y) 2.25% for such ABR term loans. Interest on the Term Loan is payable on (1) in the case of such ABR term loans, the last day of each calendar quarter and (2) in the case of such Eurodollar term loans, the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

At December 27, 2024, the Company had an outstanding amount under the Term Loan of $493.8 million, gross of unamortized debt issuance costs of $7.2 million. As of December 27, 2024, the interest rate on the outstanding Term Loan was 7.8%.

The Credit Agreement requires the Company to maintain certain financial covenants including a consolidated fixed charge coverage ratio and a consolidated leverage ratio (as defined in the Credit Agreement) as of the last day of any fiscal quarter. The Company currently has no revolving loans outstanding under the Credit Agreement. The Company was in compliance with all financial covenants as of the fiscal year ended December 27, 2024.

The Company has a credit agreement with a local bank in the Czechia that provides for a revolving credit facility in the aggregate of up to 7.0 million euros (approximately $7.3 million). As of December 27, 2024, no debt was outstanding under this revolving credit facility.

Fluid Solutions has a credit facility with a financial institution in Israel that provides borrowing up to $6.0 million. As of December 27, 2024, Fluid Solutions had an $5.9 million outstanding balance under this facility with interest rate of 6.7%.

As of December 27, 2024, the Company's total bank debt was $492.5 million, net of unamortized debt issuance costs of $7.2 million. As of December 27, 2024, the Company had $146.5 million, $0.1 million and $7.3 million available to draw from its credit facilities in the U.S., Israel and Czechia, respectively.

The fair value of the Company's long-term debt was based on Level 2 inputs, and fair value was determined using quoted prices for similar liabilities in inactive markets. The Company's carrying value approximates fair value for the Company's long term-debt.

As of December 27, 2024, the Company's future debt principal payment obligations for the respective fiscal years were as follows:

(In millions)	Debt (Principal only)	
2025	$	18.3
2026		12.3
2027		12.3
2028		456.8
Total	$	499.7

8. INCOME TAXES

Income before provision for income taxes was generated from the following geographic areas:

	Year Ended					
(In millions)	December 27, 2024		December 29, 2023		December 30, 2022	
United States	$	(106.4)	$	(133.5)	$	(61.9)
Foreign		173.6		122.2		150.2
Total pretax income	$	67.2	$	(11.3)	$	88.3

The provision for income taxes consisted of the following:

	Year Ended					
(In millions)	December 27, 2024		December 29, 2023		December 30, 2022	
Current:						
Federal	$	(0.1)	$	0.1	$	(0.8)
State		0.5		0.3		1.1
Foreign		35.1		22.7		37.5
Total current		35.5		23.1		37.8
Deferred:						
Federal		0.4		(9.4)		0.3
State		0.1		(1.5)		0.2
Foreign		(3.3)		(1.3)		(0.4)
Total deferred		(2.8)		(12.2)		0.1
Total provision	$	32.7	$	10.9	$	37.9

The effective tax rate differs from the U.S. federal statutory tax rate as follows:

	Year Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Federal income tax provision at statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	(8.1)%	48.5 %	(1.6)%
Effect of foreign operations	(11.0)%	21.5 %	(6.7)%
Change in valuation allowance	37.4 %	(34.0)%	24.3 %
Foreign income inclusions	18.9 %	(141.2)%	4.0 %
Nondeductible executive compensation	1.4 %	(7.0)%	1.8 %
Stock-based compensation	(0.5)%	(3.7)%	(0.3)%
Acquisition related expenses	(9.1)%	(8.0)%	—
Tax credits	(0.7)%	6.2 %	(0.7)%
Tax reserves	(1.5)%	(0.1)%	1.1 %
Other	0.9 %	0.3 %	— %
Effective Tax Rate	48.7 %	(96.5)%	42.9 %

Significant components of deferred tax assets and liabilities are as follows:

	Year Ended	
(In millions)	December 27, 2024	December 29, 2023
Deferred tax assets:		
Interest expense limitation	$ 39.5	$ 29.4
Operating lease liabilities	28.3	27.3
Tax loss carryforwards	40.4	19.9
Capitalized research and development costs	12.5	10.9
Inventory valuation and basis difference	7.4	5.3
Accruals	4.6	4.4
Tax credits	6.5	7.3
Other timing differences	8.2	7.1
	147.4	111.6
Valuation allowance	(96.3)	(57.9)
Total deferred tax assets	51.1	53.7
Deferred tax liabilities:		
Goodwill	(21.7)	(19.7)
Operating lease right-of-use assets	(27.2)	(26.1)
Intangibles	(9.6)	(12.9)
Depreciation	(3.6)	(9.0)
Other	(2.0)	(1.9)
Total deferred tax liabilities	(64.1)	(69.6)
Net deferred tax liabilities	$ (13.0)	$ (15.9)

As of December 27, 2024, the Company had undistributed earnings of certain foreign subsidiaries of approximately $555.0 million that are considered indefinitely reinvested and on which we have not recognized deferred taxes. It is not practicable to determine the tax liability that might be incurred if these earnings were to be distributed. For undistributed earnings of foreign subsidiaries which are not considered indefinitely reinvested deferred taxes have been accrued.

As of December 27, 2024, a valuation allowance of $96.3 million was established for deferred tax assets related to U.S. federal and state assets and certain foreign assets. For fiscal 2024, the valuation allowance increased by $38.4 million. The increase in the valuation allowance is primarily due to an increase in deferred tax assets attributable to U.S. taxable losses and additional capital losses recognized by one of our subsidiaries in Israel on its income tax return related to divestitures of certain of its subsidiaries.

The Company's gross liability for unrecognized tax benefits as of December 27, 2024 and December 29, 2023 was $2.3 million and $2.9 million, respectively. If the remaining balance of unrecognized tax benefits were recognized in a future period, it would result in a tax benefit of $1.4 million as of December 27, 2024 ($2.1 million as of December 29, 2023) and a reduction in the effective tax rate. Increases or decreases to interest and penalties on uncertain tax positions are included in the income tax provision in the Consolidated Statements of Operations. Interest related to uncertain tax positions for the periods ended December 27, 2024, December 29, 2023 and December 30, 2022, was not material. There are no penalties accrued within the liability for unrecognized benefits.

Although it is possible some of the unrecognized tax benefits could be settled within the next twelve months, the Company cannot reasonably estimate the outcome at this time.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

Balance as of December 31, 2021	$	1.6
Increases related to prior year tax positions		0.1
Increases related to current year tax positions		1.0
Balance at December 30, 2022	$	2.7
Increases related to current year tax positions		0.3
Settlement		(0.1)
Balance at December 29, 2023	$	2.9
Increases related to prior year tax positions		0.1
Increases related to current year tax positions		0.5
Reduction due to lapse statute of limitations		(1.2)
Balance at December 27, 2024	$	2.3

As of December 27, 2024, the Company had U.S. federal, state and foreign net operating loss carryforwards ("NOLs") of approximately $53.9 million, $169.2 million and $18.9 million, respectively. The Company's U.S. valuation allowance includes the deferred tax asset on the NOL carryforwards. The U.S. federal NOL's can be carried forward indefinitely. The state NOLs begin expiring after 2029 and the foreign NOLs begin expiring after 2026. The Company also had federal tax credit carryforwards of approximately $7.3 million which expire in various years from fiscal 2028 through 2044. As of December 27, 2024, the Company had a foreign capital loss carryforward of approximately $56.4 million which can be carried forward indefinitely. The Company's foreign valuation allowance includes the deferred tax asset on the capital loss carryforward.

The Company files federal, state and foreign income tax returns in several U.S. and foreign jurisdictions. The federal statute of limitation has closed for years prior to 2021. State statutes of limitation are generally closed for years prior to 2020. The statute of limitation for significant foreign jurisdictions has closed for years prior to 2020.

The Company is operating under a Development and Expansion Incentive ("DEI") in Singapore that is in effect through 2028. The DEI reduces the local tax on certain Singapore income from a statutory rate of 17% to 5% until December 31, 2025 and 6% from 2026 through 2028. The Company has also been granted a tax holiday in Malaysia, subject to certain conditions. The Malaysia tax holiday period which provides a zero rate of tax on qualifying income commenced in fiscal year 2022 and is effective through February 28, 2037. The tax holidays in Singapore and Malaysia are conditional upon meeting certain employment and investment thresholds. The Singapore DEI decreased foreign taxes by $5.4 million, $4.1 million, and $11.9 million for fiscal years 2024, 2023 and 2022, respectively. The tax benefit of the Singapore DEI on net income per share (diluted) was approximately $0.12, $0.09 and $0.26 in fiscal years 2024, 2023 and 2022, respectively. The benefit of the tax holiday in Malaysia is zero for fiscal years 2024, 2023 and 2022 due to losses incurred in these years.

9. RETIREMENT PLANS

Defined Benefit Plan

Cinos Korea has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement. The Company's entities in Israel also have noncontributory defined benefit pension plans covering their employees upon their retirement. The benefits for these plans are based on expected years of service and average compensation. The net period costs are recognized as employees render the services necessary to earn the postretirement benefits. The Company records annual amounts relating to the pension plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current and expected rates of return and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under the plans are reasonable based on its experience and market conditions.

As of December 27, 2024, the benefit obligation of the plans was $12.3 million and the fair value of the benefit plan assets was $10.6 million which are invested in several fixed deposit accounts with financial institutions. As of December 27, 2024, the underfunded balance of the plans of $1.7 million has been recorded by the Company and is included in other liabilities.

Amounts recognized in the Consolidated Statement of Operations for the years ended December 27, 2024 and December 29, 2023 was $1.7 million and $1.9 million, respectively. The amount recognized in accumulated other comprehensive income was $1.0 million and $0.4 million for fiscal year ended December 27, 2024 and December 29, 2023, respectively. The Company and its subsidiaries contributed $1.0 million and $1.5 million during the fiscal year ended December 27, 2024 and December 29, 2023, respectively.

As of December 27, 2024, the Company's future payment obligations for the respective fiscal years are as follows:

(In millions)		
2025	$	1.7
2026		1.7
2027		2.6
2028		1.3
2029		1.2
Thereafter		11.2
Total	$	19.7

Employee Savings and Retirement Plan

The Company sponsors a 401(k) savings and retirement plan (the "401(k) Plan") for all U.S. employees who meet certain eligibility requirements. Participants can elect to contribute to the 401(k) Plan, on a pre-tax basis, up to 25% of their salary to a maximum of the IRS limit. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's eligible earnings. The Company made discretionary employer contributions of approximately $3.5 million, $3.2 million and $3.3 million to the 401(k) Plan in 2024, 2023 and 2022, respectively.

10. COMMITMENTS AND CONTINGENCIES

Commitment

The Company leases real estate and equipment under various non-cancelable operating leases. For additional information, see Note 14 of the Notes to the Consolidated Financial Statements.

Contingency

From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims individually or in the aggregate cannot be predicted with certainty, the Company has not had a history of outcomes to date that have been material to the statement of operations and does not believe that any of these proceedings or other claims will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

11. STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

Treasury Stock

On October 20, 2022, the Board of Directors approved a share repurchase program authorizing the Company to purchase up to an aggregate of $150 million of the Company's common stock over a three-year period. No shares were repurchased under this program in fiscal year 2024. In fiscal years 2023 and 2022, approximately 1.1 million and 0.3 million shares were repurchased under this program with an aggregate cost of $29.4 million and $12.1 million and an average price of $29.16 and $35.31 per share, respectively

As of December 27, 2024, 1.4 million shares had been repurchased under the program and they are held in treasury stock. The Company records treasury stock using the cost method. The Company may reissue these treasury shares as part of its stock-based compensation programs.

Non-controlling Interests

The Company owns part of the outstanding shares of Cinos Korea, a South Korean company that provides outsourced cleaning and recycling of precision parts for the semiconductor industry through its operating facilities in South Korea and through a partial interest in Cinos China.

The carrying value of the remaining interest held by another shareholder in Cinos Korea and the remaining interest in Cinos China are presented as noncontrolling interests in the accompanying Consolidated Financial Statements. The noncontrolling interests were estimated based on the values of Cinos Korea and Cinos China on a 100% basis. The values were calculated based on the pro-rata portion of total Services earnings before interest expense, taxes, depreciation and amortization contributed by each entity.

12. EMPLOYEE STOCK PLANS

Employee Stock Plans

The Company grants stock awards in the form of restricted stock units ("RSUs") and performance stock units ("PSUs") to its employees as part of the Company's long-term equity compensation plan. These stock awards are granted to employees with a unit purchase price of zero dollars and typically vest over three years, subject to the employee's continued service with the Company and, in the case of PSUs, subject to achieving certain performance goals and market conditions. The Company also grants common stock to its board members in the form of restricted stock awards ("RSAs"), which vest on the earlier of the next Annual Shareholder Meeting, or 365 days from date of grant. The aggregate number of shares authorized for issuance under the plan is 12,555,695.

Stock-based compensation expense includes compensation costs related to estimated fair values of awards granted. The estimated fair value of the Company's equity-based awards is amortized on a straight-line basis over the awards' vesting period and is adjusted for performance as it relates to PSUs.

The following table shows the Company's stock-based compensation included in the Consolidated Statements of Operations:

	Year Ended		
(In millions)	December 27, 2024	December 29, 2023	December 30, 2022
Cost of revenues (1)	$ 1.6	$ 1.3	$ 1.5
Research and development	0.3	0.3	0.3
Sales and marketing	1.9	1.5	1.3
General and administrative	13.6	9.0	16.0
Total stock-based compensation	$ 17.4	$ 12.1	$ 19.1

(1) Stock-based compensation expenses capitalized in inventory for fiscal years 2024, 2023 and 2022 were immaterial.

As of December 27, 2024, there was $27.0 million of unrecognized compensation cost related to employee awards which is expected to be recognized on a straight-line basis over a weighted average period of approximately 1.7 years, and will be adjusted for subsequent changes in future grants.

For each of the fiscal years ended 2024, 2023 and 2022, vested shares of 0.1 million were withheld to satisfy withholding tax obligations, resulting in the net issuance of 0.5 million, 0.5 million and 0.6 million shares, respectively.

Restricted Stock Units, Performance Stock Units and Restricted Stock Awards

The following table summarizes the Company's PSUs, RSUs and RSAs activities through the year ended December 27, 2024:

	Number of Shares	Aggregate Intrinsic Value (In millions)
Unvested restricted stock units and restricted stock awards at December 30, 2022	1.1	$ 37.6
Granted	0.8	
Vested	(0.5)	
Forfeited	0.0	
Unvested restricted stock units and restricted stock awards at December 29, 2023	1.4	$ 46.1
Granted	0.7	
Vested	(0.5)	
Forfeited	(0.2)	
Unvested restricted stock units and restricted stock awards at December 27, 2024	1.4	$ 52.0
Vested and expected to vest restricted stock units and restricted stock awards	1.4	$ 51.9

During the year ended December 27, 2024, the Company approved and granted 0.6 million RSUs to employees valued at $22.8 million with a weighted average grant date fair value of $40.83 per share.

During the year ended December 27, 2024, the Company also approved and granted 0.1 million PSUs valued at $5.3 million with a weighted average grant date fair value of $42.23 per share.

The total fair value of shares vested during the fiscal year 2024 was $17.5 million for RSUs and $0.7 million for PSUs.

Under the current PSU program, performance goals are set at the time of grant and performance is reviewed at the end of a three-year period. The percentage to be applied to each participant's target award ranges from zero to 200% based upon the extent to which the financial performance goals are achieved. If specific performance threshold levels for the financial goals are met on an annual basis, the amount earned for that element will be applied to one-third of the participant's PSU award granted to determine the number of total units earned.

At the end of the three-year performance period, the total units earned, if any, are adjusted by applying two modifiers, each ranging from 25.0% to (25.0%)% based on (i) the Company's relative total shareholder return ("TSR") compounded annual growth rate ("CAGR") which is based on the Company's stock price changes relative to a group of peer companies and (ii) the "average annual difference in operating margin" is defined as non-GAAP operating margin divided by total revenue comparing the annual operating plan to actual results.

The TSR modifier is intended to ensure that there are limited or no payouts under the PSU program if the Company's stock performance is significantly below the median TSR. Where the financial goals have been met and where there has been strong relative TSR performance over the three-year performance period, the PSU program may provide substantial rewards to participants with a maximum payout of two times the initial PSU award.

Recipients of PSU awards generally must remain employed by the Company on a continuous basis through the end of the three-year performance period in order to receive any amount of the PSUs covered by that award. In events such as death, disability or retirement, the recipient may be entitled to pro-rata amounts of PSUs as defined in the Plan. Target shares subject to PSU awards do not have voting rights of common stock until earned and issued following the end of the three-year performance period.

For awards that contain market conditions, compensation expense is measured using a Monte Carlo simulation model and recognized over the requisite service period based on the expected market performance as of the grant date. For the PSU awards, the Company used the following inputs for the Monte Carlo simulation:

	Year Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Stock price	$ 40.82	$ 28.19	$ 32.17
Term	2.68 years	2.68 years	2.68 years
Expected volatilities	50.6 %	57.4 %	65.9 %
Risk-free rate	4.8 %	3.9 %	2.7 %

In fiscal year 2024, the Company granted 25,529 common stock valued at $1.2 million with a weighted average date fair value of $46.17 per share to its board members under the 2003 Incentive Plan. The total fair value of shares vested during the fiscal year 2024 was $1.7 million for RSAs. The total unamortized expense of the Company's unvested RSAs as of December 27, 2024, is approximately $0.5 million.

Employee Stock Purchase Plan

The ESPP permits employees to purchase common stock at a discount through payroll withholdings at certain specified dates (purchase period) within a defined offering period. The purchase price is 85% of the fair market value of the common stock at the end of the purchase period and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The aggregate number of shares authorized for issuance under the plan is 1,055,343.

There were 79,072 shares issued under the ESPP during the year ended December 27, 2024.

The Company recorded $0.7 million, $0.4 million and $0.1 million of stock-based compensation expense related to ESPP for fiscal years 2024, 2023 and 2022, respectively.

13. REVENUE RECOGNITION

Revenue is recognized when the Company satisfies the performance obligations as evidenced by the transfer of control of the promised goods or services to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company sells its products and services primarily to customers in the semiconductor capital equipment industry. The Company's revenues are highly concentrated and therefore highly dependent upon a small number of customers. Typical payment terms with our customers range from thirty to sixty days.

The Company's Products business segment provides warranty on its products for a period of up to two years and provides for warranty costs at the time of sale based on historical activity. Determination of the warranty reserve requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of revenues may be required in future periods. The warranty reserve is included in other current liabilities on the Consolidated Balance Sheets and is not considered significant.

The Company's products are manufactured and services provided at the Company's locations throughout the Americas, Asia Pacific and Europe and the Middle East ("EMEA"). Sales to customers are initiated through a purchase order and are governed by our standard terms and conditions, written agreements, or both. Revenue is recognized when performance obligations under the terms of an agreement with a customer are satisfied; generally, this occurs with the transfer of control of the products or when the Company provides the services. Based on the enforceable rights included in our agreements or prevailing terms and conditions, products produced by the Company without an alternative use are not protected by an enforceable right of payment that includes a reasonable profit throughout the duration of the agreement. Consignment sales are recognized in revenue at the earlier of the period that the goods are consumed or after a period of time subsequent to receipt by the customer as specified by terms of the agreement, provided control of the promised goods or services has transferred.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Sales, value-add, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Certain of our customers may receive cash-based incentives, such as rebates or credits, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenues recognized. Accruals for unpaid customer rebates of $2.3 million and $2.0 million as of December 27, 2024 and December 29, 2023, respectively, were netted against accounts receivable. The Company's disaggregated revenues are apportioned by segments within the Company's Consolidated Statement of Operations. Certain services performed by the

Company related to products sold to customers are included in Products revenue in the Consolidated Statement of Operations. These services are not material for any of the years presented.

The Company's principal markets include Americas, Asia Pacific and EMEA. The Company's foreign operations are conducted primarily through its subsidiaries in China, Malaysia, Singapore, Israel, Taiwan, South Korea, the United Kingdom and the Czechia. Revenues by geographic area are categorized based on the customer's location to which the products were shipped or services were performed. The following table sets forth revenue by geographic area (in millions):

	Year Ended		
	December 27, 2024	December 29, 2023	December 30, 2022
Singapore	$ 711.5	$ 608.7	$ 898.9
United States	566.5	526.8	738.0
Austria	178.4	124.9	117.2
China	214.7	118.1	131.4
South Korea	103.0	94.2	151.4
Taiwan	82.4	71.3	97.2
Others	241.1	190.5	240.2
Total	$ 2,097.6	$ 1,734.5	$ 2,374.3

The Company's most significant customers (having individually accounted for 10% or more of revenues) are from Products segment and their related revenues as a percentage of total revenues were as follows:

	Year Ended		
	2024	2023	2022
Lam Research Corporation	31.9 %	34.0 %	39.5 %
Applied Materials, Inc.	22.6	23.4	23.2
Total	54.5 %	57.4 %	62.7 %

Three customers' gross accounts receivable balances, Applied Materials, Inc., Lam Research Corporation and ASML Holding NV were individually greater than 10.0% of gross accounts receivable as of December 27, 2024, in the aggregate approximately 41.9% of the Company's total accounts receivable.

Two customers' gross accounts receivable balances, Lam Research Corporation and Applied Materials, Inc. were individually greater than 10.0% of gross accounts receivable as of December 29, 2023, in the aggregate approximately 26.8% of accounts receivable.

14. LEASES

The Company leases offices, facilities and equipment in locations throughout the United States, Asia Pacific and EMEA. The Company's leases do not provide an implicit rate; thus, the Company uses an estimated incremental borrowing rate in determining the present value of lease payments. Renewal options are typically solely at our discretion and are only included within the lease obligation and right-of-use asset when we are reasonably certain that the renewal options would be exercised. The components of lease expense were summarized as follows:

	Year Ended	
(Dollars in millions)	December 27, 2024	December 29, 2023
Operating lease cost	$ 32.1	$ 25.6
Short-term lease cost	2.5	2.7
Sublease income	(0.8)	(0.4)
Total lease cost	$ 33.8	$ 27.9
Operating cash flows used in operating leases	$ 29.9	$ 24.0
Weighted-average remaining lease term – operating leases	9.8 years	10.1 years
Weighted-average discount rate – operating leases	7.2%	6.7%

Future minimum payments under operating leases as of December 27, 2024 were summarized as follows:

(In millions)	Operating Leases
2025	$ 29.9
2026	25.8
2027	25.2
2028	22.5
2029	21.4
Thereafter	116.0
Total minimum lease payments	240.8
Less: imputed interest	(73.0)
Lease liability	$ 167.8

15. NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share:

	Year Ended		
(In millions, except share amounts)	December 27, 2024	December 29, 2023	December 30, 2022
Numerator:			
Net income (loss) attributable to UCT	$ 23.7	$ (31.1)	$ 40.4
Denominator:			
Shares used in computation — basic:			
Weighted average common shares outstanding	44.9	44.7	45.2
Shares used in computation — diluted:			
Weighted average common shares outstanding	44.9	44.7	45.2
Dilutive effect of common shares outstanding subject to repurchase	0.4	—	0.5
Shares used in computing diluted net income (loss) per share	45.3	44.7	45.7
Net income (loss) per share attributable to UCT — basic	$ 0.53	$ (0.70)	$ 0.89
Net income (loss) per share attributable to UCT — diluted	$ 0.52	$ (0.70)	$ 0.88

16. REPORTABLE SEGMENTS

The Company's Chief Executive Officer is the Company's chief operating decision maker (CODM). The CODM primarily uses income from operations to evaluate each segment's performance and allocate resources, primarily through periodic budgeting and segment performance reviews. Significant expenses within segment operating profit include cost of revenue, research and development, and selling, general and administrative expenses, which are each separately presented on the Company's Consolidated Statements of Operations.

The Company's reportable segments are determined based on the nature of their revenue streams and the Company's internal organization structure.

In fiscal year 2024, the Company prepared financial results based on two operating segments (Products and Services) and two reportable segments (Products and Services).

In fiscal year 2023, the Company prepared financial results based on three operating segments (Products, Services, and HIS) and two reportable segments (Products and Services). The Products and HIS operating segments were aggregated into the Products reportable segment. During fiscal year 2024, the Company no longer reported discrete financial information related to the HIS operating segment to the Chief Executive Officer, and therefore, HIS no longer represented an operating segment.

The following table describes each segment:

Segment	Product or Services	Primary Markets Served	Geographic Areas
Products	Assembly Weldments Machining Fabrication	Semiconductor	Americas Asia Pacific EMEA
Services	Cleaning Coating Analytics	Semiconductor	Americas Asia Pacific EMEA

The CODM uses segment operating profit or loss to evaluate performance and to allocate capital resources. Segment operating profit or loss is defined as a segment's income or loss from continuing operations before interest and other income (expense), net and provision for income taxes. Any intercompany sales and associated profit (and any other intercompany items) are eliminated from segment results.

	Year Ended		
(In millions)	December 27, 2024	December 29, 2023	December 30, 2022
Revenues:			
Products	$ 1,853.7	$ 1,501.6	$ 2,074.7
Services	243.9	232.9	299.6
Total segment revenues	$ 2,097.6	$ 1,734.5	$ 2,374.3
Cost of revenues:			
Product	$ 1,569.7	$ 1,290.5	$ 1,712.3
Services	171.6	166.7	197.0
Total segment cost of revenues	$ 1,741.3	$ 1,457.2	$ 1,909.3

Operating expenses:

Products						
Research and development	$	18.8	$	17.8	$	17.6
Sales and marketing		46.7		41.4		43.9
General and administrative		139.1		122.0		210.4
Total Products operating expenses	$	204.6	$	181.2	$	271.9
Services						
Research and development	$	9.5	$	10.5	$	10.9
Sales and marketing		10.6		10.4		10.5
General and administrative		40.4		40.0		51.3
Total Services operating expenses		60.5		60.9		72.7
Total segment operating expenses	$	265.1	$	242.1	$	344.6
Segment operating profit:						
Products	$	79.4	$	29.9	$	90.4
Services		11.8		5.3		30.0
Total segment operating profit	$	91.2	$	35.2	$	120.4
Reconciliation of segment operating profit:						
Total segment operating profit	$	91.2	$	35.2	$	120.4
Interest income		4.8		4.1		0.9
Interest expense		(46.5)		(48.8)		(33.9)
Other income (expense), net		17.7		(1.8)		0.9
Income (loss) before provision for income taxes	$	67.2	$	(11.3)	$	88.3
Expenditures for segment property, plant and equipment						
Products	$	40.4	$	62.4	$	67.8
Services		23.1		13.4		32.3
Total expenditures for segment assets	$	63.5	$	75.8	$	100.1
Depreciation and amortization						
Products	$	51.3	$	36.4	$	36.3
Services		24.8		25.3		32.1
Total depreciation and amortization	$	76.1	$	61.7	$	68.4

(In millions)		December 27, 2024		December 29, 2023
Assets				
Products	$	1,657.0	$	1,617.5
Services		262.9		250.2
Total segment assets	$	1,919.9	$	1,867.7

Long-lived assets comprise of operating lease right-of-use assets and property, plant and equipment, net, reported based on the location of the asset. The carrying amount of long-lived assets in United States, Malaysia, Israel, South Korea and other foreign countries were $176.9 million, $83.2 million, $75.2 million, $49.8 million and $101.8 million, respectively as of December 27, 2024, and $165.4 million, $84.3 million, $74.3 million, $54.3 million and $101.7 million, respectively as of December 29, 2023.

17. GOVERNMENT SUBSIDIES

In September 2021, the Company's manufacturing operations in Singapore have been awarded a grant for up to $1.7 million from the Singapore Economic Development Board, which provides incentive grant payments for research and innovation scheme for the Company in Singapore. Under this agreement, the Company recorded subsidies of $0.2 million in fiscal year 2024, $0.8 million in fiscal year 2023 and $0.4 million in fiscal year 2022. These subsidies were recorded as an offset to cost of revenues and other operating expenses.

The Company also received unconditional subsidies of $0.4 million, $1.9 million and $1.0 million from the Chinese government during fiscal years 2024, 2023 and 2022, respectively. These subsidies were recognized as other income (expense), net in the Consolidated Statements of Operations.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon this evaluation, our chief executive officer and our chief financial officer concluded the disclosure controls and procedures were not effective as of December 27, 2024, the end of the period covered by this Annual Report on Form 10-K, due to material weaknesses in internal control over financial reporting described below.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 27, 2024 using the criteria described in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of December 27, 2024.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not design and maintain effective controls relating to the: (i) sufficiency of processes related to identifying and analyzing risks to the achievement of objectives across the Company, (ii) sufficiency of competent personnel to analyze risks of material misstatement and develop internal control activities to support the achievement of the Company's internal control objectives; and (iii) monitoring of control activities in accordance with established policies in a timely manner.

These material weaknesses contributed to the following additional material weaknesses:

(a) The Company did not design and maintain effective information technology ("IT") general controls for certain information systems that are relevant to the preparation of its consolidated financial statements. Specifically, for certain of the Fluid Solutions operating subsidiaries in the Products segment which have not been migrated to the Company's primary ERP system, the Company did not design and maintain (i) program change management controls to ensure that IT program and data changes are identified, tested, authorized and implemented appropriately, and (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate company personnel.

(b) The Company did not design and maintain effective controls for certain other international operating subsidiaries in the Products segment. Specifically, the Company did not design and maintain effective segregation of duties controls across various business processes, including journal entries.

The material weaknesses described above did not result in any material misstatements to annual or interim consolidated financial statements. However, these material weaknesses could result in misstatements of our consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company's internal control over financial reporting as of December 27, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Remediation Plan and Progress

Management has been executing and remains committed to implementing measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively.

In response to all unremediated material weaknesses, management has taken the following actions:

- engaged an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and to assist with the remediation of deficiencies, as necessary,

- hired additional IT, accounting, and finance personnel to support our remediation efforts, including a Vice President of Internal Audit, as well as third-party resources with relevant expertise to augment our internal resources,

- formalized roles and responsibilities within the organization to establish ownership of workstreams to identify and analyze risks of material misstatement, develop internal control activities to support the achievement of the Company's internal control objectives, and monitor the effective performance of those control objectives,

- performed an entity-wide risk assessment of information technology systems and business processes by operating subsidiary, and

- assessed the specific training needs for newly hired and existing personnel and developed and delivered training programs designed to support our internal controls.

In response to the material weakness "(a)" management has taken the following actions:

- in process of designing and implementing change management and user access review controls for relevant information technology systems at certain Fluid Solutions operating subsidiaries not yet migrated to our primary ERP system. Management also continues to design and implement other user access controls to ensure appropriate segregation of duties that adequately restrict user access to our financial applications and data to appropriate company personnel.

In response to the material weakness "(b)" management has taken the following actions:

- in process of designing and implementing controls over segregation of duties assessments to identify key conflicts, establishing policies and procedures to maintain effective segregation of duties, and identifying and implementing mitigating controls for any key conflicts identified for certain other international operating subsidiaries in the Products segment which have not been migrated to the Company's primary ERP system.

As we continue to evaluate and work to improve our internal control over financial reporting, we may decide to take additional measures to address the material weaknesses or modify the remediation plans described above. We believe that these actions will remediate the material weaknesses, however the material weaknesses will not be considered remediated until we conclude all measures necessary to remediate the material weaknesses have been designed, implemented, and the applicable controls have operated for a sufficient period of time, and management has concluded, through testing, that these controls are designed and operating effectively. While management believes that the aforementioned plans will remediate the material weaknesses, there is no assurance on the exact timing of the completion of the remediation.

Remediation of Previously Reported Material Weaknesses

We previously disclosed material weaknesses in our internal control over financial reporting related to the following:

- the design of controls to determine the valuation of inventories, including the write down of inventory to its estimated market value less costs to sell and the validation and approval of inventory costing,

- the design of controls to validate the accuracy of certain data used within the operation of controls which affects substantially all financial statement account balances and disclosures, and

- the design of controls related to the review of cash flow forecasts used in the valuation of certain assets and liabilities acquired in a business combination. Specifically, the control activities related to the review of the inputs and assumptions utilized to develop the cash flow forecasts used in the valuation of acquired intangible assets and contingent earn-out liabilities were not designed at an appropriate level of precision.

During the quarter ended September 27, 2024, we completed the following activities as part of remediating these material weaknesses:

- designed and implemented controls over valuation of inventories, including review and assessment of the methodology for the valuation of inventories, including the write down of inventory to its estimated market value less costs to sell,

- designed and implemented controls over validation and approval of inventory costing,

- established ongoing education and training of control owners on how to assess the accuracy and completeness of relevant data used within the operation of controls, including the adequate levels of evidence and documentation required to support such procedures,

- designed and implemented an additional control activity in each IT dependent manual control to validate the accuracy of data used within the operation of controls,

- designed and implemented controls over the review of cash flow forecasts utilized in the valuation of contingent earn-out liabilities including review of the inputs and assumptions utilized to develop the cash flow forecasts at an appropriate level of precision, and

- designed controls that stand ready to operate in a future business combination to review the inputs and assumptions utilized to develop the cash flow forecasts in the valuation of intangible assets at an appropriate level of precision.

During the quarter ended December 27, 2024, we completed our testing of both the design and operating effectiveness of these controls and have determined that controls operated for a sufficient period of time for management to conclude that these material weaknesses have been remediated as of December 27, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal fourth quarter ended December 27, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Pursuant to Paragraph G (3) of the General Instructions to Form 10-K, portions of the information required by Part III of Form 10-K are incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our December 27, 2024 Annual Meeting of Stockholders.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning directors and corporate governance is incorporated by reference to the section entitled, "Election of Directors" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

For information with respect to Executive Officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Executive Officers."

The information required by this item with respect to Section 16(a) beneficial reporting compliance is incorporated by reference to the section entitled, "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

We have adopted a Code of Business Conduct and Ethics that is designed to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This code of ethics is available on our website at *www.uct.com*. To the extent required by law, any amendments to, or waivers from, any provision of the code of ethics will be promptly disclosed to the public. To the extent permitted by such legal requirements, we intend to make such public disclosure by posting the relative material on our website in accordance with SEC rules.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, officers and employees that are designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation

The information required by this item regarding the security ownership of certain beneficial owners is incorporated by reference to the sections entitled "Executive Officer Compensation" and "Election of Directors" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

The table below summarizes our equity plan information as of December 27, 2024:

(Shares in millions) Plan Category	(a) Number of Securities to be Issued Upon Exercise/Vest of Outstanding Options, Awards Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) (1) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	1.4	$ —	1.4

(1) Consists of the 2003 Stock Incentive Plan, as amended, and, for purposes of column (c), the Employee Stock Purchase Plan. Since restricted stock units do not have an exercise price, they are excluded from the calculations in column (b) of the table above.

Item 13.   Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Party Transactions" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the section entitled "Ratification of the Appointment of Our Independent Registered Public Accounting Firm" in our Proxy Statement for the December 27, 2024 Annual Meeting of Stockholders.

Auditor Firm Id: 238   Auditor Name: PricewaterhouseCoopers LLP   Auditor Location: San Jose, California

Item 15.   **Exhibits, Financial Statement Schedules**

(a) The following documents are filed as part of this Form 10-K:

1. Financial Statements:

2. Financial statement schedules not listed have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
2.1	Agreement and Plan of Merger, dated as of July 24, 2018, among Quantum Global Technologies, LLC, Ultra Clean Holdings, Inc., Falcon Merger Subsidiary, LLC and G-Squared Partners, LLC (as the representative of the unitholders of the Company)	8-K	000-50646	July 25, 2018	2.1	
2.2	Agreement and Plan of Merger by and among Ultra Clean Holdings, Inc., Sir Daibus Ltd., Bealish Ltd. and Ham-Let (Israel – Canada) Ltd.	8-K	000-50646	December 17, 2020	2.1	
2.3	HIS Merger Agreement					X
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.	S-1/A	333-11904	March 2, 2004	3.1	
3.2	Amended and Restated Bylaws of Ultra Clean Holdings, Inc.	10-Q	000-50646	May 2, 2016	3.1	
4.1	Specimen Stock Certificate	S-1/A	333-11904	March 8, 2004	4.1	
4.2	Description of Securities Registered Under Section 12 of the Exchange Act	10-K	000-50646	March 6, 2024	4.2	
10.1†	Ultra Clean Holdings, Inc. Amended and Restated Stock Incentive Plan (amended and restated as of May 17, 2023)	10-K	000-50646	March 6, 2024	10.1	
10.2†	Form of Stock Option Agreement	S-1/A	333-11904	March 8, 2004	10.6	
10.3†	Form of Award Agreement	S-1/A	333-11904	March 8, 2004	10.13	
10.4†	Form of Restricted Stock Unit Award Agreement	10-K	000-50646	March 12, 2008	10.18	
10.5†	Employee Stock Purchase Plan (amended and restated as of May 17, 2023)	10-K	000-50646	March 6, 2024	10.5	
10.6†	Form of Indemnification Agreement between Ultra Clean Holdings, Inc. and each of its directors and executive officers	S-1/A	333-11904	March 2, 2004	10.10	
10.7†	Severance Policy for Executive Officers (amended as of October 26, 2018)	8-K	000-50646	November 1, 2018	10.1	
10.8†	Offer Letter between Ultra Clean Holdings, Inc. and James P. Scholhamer dated January 3, 2015	8-K	000-50646	January 5, 2015	99.1	

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
10.9†	Change in Control Severance Agreement dated as of January 19, 2015 by and between Ultra Clean Holdings, Inc. and James P. Scholhamer	10-K	000-50646	March 11, 2015	10.18	
10.10†	Promotion Letter between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated February 18, 2016	10-K	000-50646	March 9, 2016	10.18	
10.11†	Offer Letter between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated July 7, 2016	8-K	000-50646	July 12, 2016	99.1	
10.12†	Change in Control Severance Agreement between Ultra Clean Holdings, Inc. and Sheri Savage (previously Sheri Brumm) dated July 7, 2016	8-K	000-50646	July 12, 2016	99.2	
10.13†	Amendment to Offer Letter and Change in Control Severance Agreement dated as of July 25, 2017 by and between Ultra Clean Holdings, Inc. and James P. Scholhamer	10-Q	000-50646	August 9, 2017	10.2	
10.14	Credit Agreement, dated as of August 27, 2018, among Ultra Clean Holdings, Inc., Barclays Bank PLC, as administrative agent, and the lenders party thereto	8-K	000-50646	August 31, 2018	10.1	
10.15	Guarantee and Collateral Agreement in favor of Barclays Bank PLC and the other Lenders party thereto, dated as of August 27, 2018, made by Ultra Clean Holdings, Inc. and the other Grantors referred to therein and from time to time party thereto	8-K	000-50646	August 31, 2018	10.2	
10.16	Amendment Agreement, dated as of October 1, 2018, among Ultra Clean Holdings, Inc., any Subsidiary Borrowers, Barclays Bank PLC, as administrative agent, and the lenders party thereto	8-K	000-50646	October 4, 2018	10.1	
10.17	Second Amendment, dated as of March 31, 2021, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	April 5, 2021	10.1	

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
10.18	Third Amendment, dated as of August 19, 2022, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	August 20, 2022	10.1	
10.19	Fourth Amendment, dated as of June 29, 2023, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	July 6, 2023	10.1	
10.20	Fifth Amendment, dated as of July 27, 2023, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	August 1, 2023	10.1	
10.21	Sixth Amendment, dated as of April 4, 2024, by and among Ultra Clean Holdings, Inc., Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	April 9, 2024	10.1	
10.22	Seventh Amendment, dated as of October 8, 2024, by and among Ultra Clean Holdings, Inc., the subsidiaries of Ultra Clean Holdings, Inc. party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto	8-K	000-50646	October 10, 2024	10.1	
10.23†	Form of Change in Control Severance Agreement for Executive Officers	8-K	000-50646	November 1, 2018	10.2	
19.1	Ultra Clean Holdings, Inc. Insider Trading Policy					X
21.1	Subsidiaries of Ultra Clean Holdings, Inc.					X
23.1	Consent of Pricewaterhouse Coopers LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on signature page)					X

Exhibit Number	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Compensation Recoupment Policy	10-K	000-50646	March 6, 2024	97.1	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					

† Denotes management contract or compensatory plan.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ultra Clean Holdings, Inc.

By: /S/   JAMES P. SCHOLHAMER
_____
James P. Scholhamer
Chief Executive Officer

Date: February 25, 2025

KNOW ALL PERSONS BY THESE PRESENTS , that each person whose signature appears below constitutes and appoints James P. Scholhamer and Sheri Savage, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ CLARENCE L. GRANGER **Clarence L. Granger**	Chairman	February 25, 2025
/S/ JAMES P. SCHOLHAMER **James P. Scholhamer**	Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2025
/S/ SHERI SAVAGE **Sheri Savage**	Chief Financial Officer (Principal Financial Officer)	February 25, 2025
/S/ BRIAN E. HARDING **Brian E. Harding**	Chief Accounting Officer (Principal Accounting Officer)	February 25, 2025
/S/ THOMAS T. EDMAN **Thomas T. Edman**	Director	February 25, 2025
/S/ DAVID T. IBNALE **David T. IbnAle**	Director	February 25, 2025
/S/ EMILY M. LIGGETT **Emily M. Liggett**	Director	February 25, 2025
/S/ ERNEST E. MADDOCK **Ernest E. Maddock**	Director	February 25, 2025
/S/ BARBARA V. SCHERER **Barbara V. Scherer**	Director	February 25, 2025
/S/ JACQUELINE A. SETO **Jacqueline A. Seto**	Director	February 25, 2025
/S/ JOANNE SOLOMON **Joanne Solomon**	Director	February 25, 2025

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